

Lesaka

Lesaka Technologies, Inc. **Annual Report 2024**

Lesaka Technologies, Inc. Executive Chairman's Letter for 2024 Annual Report

In August 2020, we set out a transformation strategy for the business, which was aimed at setting the foundations, building a capable team and forging a business out of a collection of assets. The execution has not been perfect and without doubt there are many things we could have done better, faster and more efficiently but the business should be proud of its achievements to date. While we listed almost 20 years ago, Lesaka today has many of the characteristics, challenges and opportunities of a scaling fintech startup. There should be an expectation that we still have much to learn but the good news is we are learning fast, and our company beats with enthusiasm and optimism.

This year was another successful year for Lesaka. At an operating income level we turned around a $15.3 million (ZAR 275.3 million) loss in fiscal 2023 to a $3.6 million (ZAR 67.3 million) profit in fiscal 2024. We reported a net loss attributable to Lesaka of $17.4 million (ZAR 326.1 million) during fiscal 2024 compared with a net loss of $35.1 million (ZAR 629.2 million) during fiscal 2023. Group Adjusted EBITDA, a non-GAAP measure[1], increased 55% to ZAR 690.9 million, in line with our guidance for the year.

Further display of operational improvement can be seen from our fundamental earnings per share[1], a non-GAAP measure, turning positive to ZAR 1.06, improving by ZAR 3.72 per share for fiscal 2024. At a capital structure level, our net debt to Group Adjusted EBITDA ratio improved to 2.5 times from 4.5 times a year ago. The shape of our company looks very different to what it was three years ago and the first of many new exciting chapters of the Lesaka story has been written. I would like to extend my thanks to Chris Meyer, our former CEO, who was instrumental in executing on the first phase of our transformation strategy.

Our Consumer business today is unrecognizable compared to three years ago when the transformation strategy was set. During this period, we had to fundamentally change from a grant and cash dispensing business to a customer and sales focused business. We had to design and build an entirely new distribution model from scratch with relevant and convenient channels, rethink our entire product value proposition to line up with the needs of our customers and reposition the EasyPay Everywhere brand to one that resonates with our customers. We embarked on initiatives to train and empower our employees across the country who had never sold before, on how to attract and retain customers. Lastly, we have rebuilt relationships with multiple stakeholders including community and traditional leaders, SASSA officials and regulators.

The results of this execution have transformed the Consumer business from a ZAR 400 million Segment Adjusted EBITDA loss in FY2021 to now delivering a positive ZAR 274 million Segment Adjusted EBITDA profit in FY2024.

Within the Merchant business, revenue increased 12% year-on-year and Segment Adjusted EBITDA increased by 4% to R624 million. However, the Merchant Division Segment Adjusted EBITDA was affected by various idiosyncratic items including the NUETS business volatility, the KazangPay Advance suspension and bulk VAS purchase opportunities. Excluding the impact of these items the Merchant business grew the Segment Adjusted EBITDA by 15% for the year.

We have also been busy with our inorganic activity, notably with the Adumo acquisition. This transaction is an example of Lesaka's ability to enhance our platform, expand on our product offering whilst simultaneously delivering on meaningful and accretive scale through acquisition. Including the acquisitions of Adumo and Touchsides, a vertical specific data monetization software platform, the Merchant division will serve more than 120,000 merchants across 5 geographies, (South Africa, Zambia, Namibia, Botswana and Kenya) and process more than ZAR 270 billion in throughput annually. Going forward we expect M&A to be an integral part of ou growth strategy, and we are fortunate to have several targets in the pipeline that are aimed at continuing the momentum of adding scale to our operations and/or expanding on our product offering.

Lesaka's performance should be much more than a reflection of the economies in which we operate. We will work to disrupt the old way; our competitor is inefficiency; we will strive to serve underserved merchants and consumers across our markets through continuous innovation and a disciplined acquisition strategy. We aspire to build the leading fintech in Southern Africa that is not just as a local champion but also as a global reference. We have the foundation and the team to do this, and I thank them for their contribution to the results we have achieved over the past 12 months.

As we position ourselves for the future, we also announced a number of changes to the board, including three members who are leaving. In addition to Chris Meyer, I would like to express my gratitude to Javed Hamid and Monde Nkosi for their service to our company over these transformative years. We wish them success in their future endeavors.

In closing, I would like to register my appreciation to our shareholders, for their belief in our vision, and most importantly to our customers, for letting us serve them. With their support we will strive to consolidate our position as the leading independent fintech in Southern Africa.

Sincerely,



_____

Ali Mazanderani
Executive Chairman

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[1] Refer below and to Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations—Use of non-GAAP measures of our Annual Report on Form 10-K for a discussion regarding our non-GAAP measures and a reconciliation to the comparable GAAP measure.

Financial results at a glance

Consolidated results
(in United States dollar thousands, except percentages, per share data and number of employees)

			Year Ended June 30		
	2024	**2023**	**2022**	**2021**	**2020**
Revenue	**564,222**	527,971	222,609	130,786	144,299
Group Adjusted EBITDA	**36,936**	24,830	(21,570)	(42,563)	(33,265)
Operating income (loss)...........................	**3,590**	(15,347)	(40,195)	(53,872)	(44,248)
Operating income (loss) margin	**1%**	(3%)	(18%)	(41%)	(31%)
Net loss Lesaka	**(17,440)**	(35,074)	(43,876)	(38,057)	(97,214)
Loss per share:					
Basic ($)...	**(0.27)**	(0.56)	(0.75)	(0.67)	(1.70)
Diluted ($).......................................	**(0.27)**	(0.56)	(0.75)	(0.67)	(1.70)
Fundamental net income (loss)[2]	**3,784**	(9,429)	(28,657)	(49,516)	(58,027)
Fundamental earnings (loss) per share:					
Basic ($)[2].......................................	**0.06**	(0.15)	(0.50)	(0.87)	(1.02)
Number of employees..............................	**2,522**	2,296	2,650	3,075	2,875
Cash flows provided by (used in) operating activities..	**28,789**	410	(37,198)	(58,371)	(46,045)
Cash and cash equivalents	**65,918**	58,632	104,800	232,485	232,485
Total assets	**558,450**	542,234	656,565	453,678	453,678
Total equity...	**175,857**	179,478	234,920	290,213	290,213

Operating segments information
(in United States dollar thousands)

Refer to Note 21 in our audited consolidated financial statements for additional information and Item 7 of our Annual Report on Form 10-K included in this Annual Report for a detailed discussion of our results per operating segment.

			Year ended June 30,		
Operating Segment	**2024 $ '000**	**% of total**	**2023 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Consumer	69,211	12%	62,801	12%	10%
Merchant	498,314	89%	463,701	88%	7%
Subtotal: Operating segments	567,525	101%	527,971	100%	7%
Not allocated to operating segments	-	-	1,469	-	nm
Eliminations	(3,303)	(1%)	-	-	nm
Total consolidated revenue	**564,222**	**100%**	**527,971**	**100%**	**7%**
Group Adjusted EBITDA[2]:					
Consumer	14,650	40%	3,314	13%	342%
Merchant	33,368	90%	33,531	135%	(0%)
Lease expenses	(3,238)	(9%)	(2,906)	(11%)	11%
Group costs	(7,844)	(21%)	(9,109)	(37%)	(14%)
Group Adjusted EBITDA[2]	**36,936**	**100%**	**24,830**	**100%**	**49%**

Forward looking statements and use of non-GAAP measures

Forward looking statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. For more information about the factors that could cause our actual results to differ materially from current expectations, you should refer to the section entitled "Risk Factors" in our 2024 Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q that we file from time to time with the United States Securities and Exchange Commission.

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[2] Fundamental net income, earnings per share and Group Adjusted EBITDA are non-GAAP measures. Refer to —"Forward looking statements and use of non-GAAP measures—Use of non-GAAP measures in this Annual Report" for further information regarding these non-GAAP measures.

Use of non-GAAP measures in this Annual Report

US securities laws require that when we publish any non-GAAP measures, we disclose the reason for using the non-GAAP measure and provide a reconciliation to the directly comparable GAAP measure. The presentation of fundamental net (loss) income and fundamental (loss) earnings per share and headline (loss) earnings per share ("HEPS") are non-GAAP measures.

Why we use non-GAAP measures

Management believes that the fundamental net (loss) income, (loss) earnings per share and Group Adjusted EBITDA metrics enhances its own evaluation, as well as an investor's understanding, of our financial performance.

The inclusion of HEPS is a requirement of our listing on the JSE. HEPS basic and diluted is calculated using net (loss) income which has been determined based on GAAP. Accordingly, this may differ to the headline (loss) earnings per share calculation of companies listed on the JSE as these companies may report their financial results under a different financial reporting framework, including but not limited to, International Financial Reporting Standards.

How we calculate our non-GAAP measures

Fundamental net (loss) income and (loss) earnings per share is GAAP net (loss) income and (loss) earnings per share adjusted for (1) the amortization of acquisition-related intangible assets (net of deferred taxes), (2) stock-based compensation charges and (3) unusual non-recurring items (refer to captions included in the table below).

Group Adjusted EBITDA is net loss before interest, taxes, depreciation and amortization, adjusted for non-operational transactions (including loss on disposal of equity-accounted investments), loss from equity-accounted investments, stock-based compensation charges and once-off items. Once-off items represents non-recurring expense items, including costs related to acquisitions a transactions consummated or ultimately not pursued. Group Adjusted EBITDA margin is Group Adjusted EBITDA divided by revenue.

Headline earnings is GAAP net loss excluding separately identifiable re-measurements (as defined in a circular published by The South African Institute of Chartered Accountants, titled Headline Earnings, and as amended from time to time (the "Circular"), net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings (as defined in Circular).

Reconciliation of GAAP net income to headline loss

	2024	2023
Net loss (USD'000)	(17,440)	(35,074)
Adjustments:		
Impairment of equity method investments	1,167	1,110
Net gain on sale of equity-accounted investment	-	205
Impairment loss	-	7,039
Profit on sale of property, plant and equipment	(305)	(468)
Tax effects on above	82	126
Net loss used to calculate headline loss (USD'000)	(16,496)	(27,062)
Weighted average number of shares used to calculate net loss per share basic loss and headline loss per	64,179	63,134
Weighted average number of shares used to calculate net loss per share diluted loss and headline loss per	64,179	63,134
Headline loss per share:		
Basic, in USD	(0.26)	(0.43)
Diluted, in USD	(0.26)	(0.43)

Calculation of the denominator for headline diluted loss per share

	2024	2023
Basic weighted-average common shares outstanding and unvested restricted shares expected to vest under GAAP	64,179	63,134
Denominator for headline diluted loss per share	64,179	63,134

Weighted average number of shares used to calculate headline diluted loss per share represents the denominator for basic weighted-average common shares outstanding and unvested restricted shares expected to vest plus the effect of dilutive securities under GAAP. We use this number of fully-diluted shares outstanding to calculate headline diluted loss per share because we do not use the two-class method to calculate headline diluted loss per share

Reconciliation of GAAP net income to fundamental net income

The table below presents the reconciliation between GAAP net (loss) income to fundamental net (loss) income for our last five fiscal years:

	2024	2023	2022	2021	2020
GAAP	**(17,440)**	**(35,074)**	**(43,876)**	**(38,057)**	**(78,358)**
Intangible asset amortization, net of tax	10,543	10,981	2,765	253	3,805
Stock-based compensation charge	7,911	7,309	2,962	344	2,607
Transaction-related costs	2,805	845	6,460	1,879	2,876
Impairment of equity method investments	1,167	1,110	-	21,144	32,084
(Reversal of) Allowance for doubtful EMI loans receivable	(250)	-	-	4,739	1,035
Non-core international - unrealized currency (gain) loss	(952)	395	-	-	-
Impairment loss	-	7,039	-	-	6,336
Other	-	1,081	-	-	-
Loss on sale of equity method investment	-	205	376	13	-
Change in tax rate	-	(1,299)	-	-	-
Deferred tax asset recognized	-	(2,021)	-	-	-
Retrenchment costs, net	-	-	5,894	-	-
Legacy processing adjustments, net	-	-	1,173	-	-
Gain on disposal of equity securities	-	-	(720)	-	-
Gain related to fair value adjustment to currency options	-	-	(3,691)	-	-
Loss on disposal of Bank Frick	-	-	-	472	-
Tax benefit related to equity method investment impairment	-	-	-	(1,353)	-
Change in fair value of equity securities, net	-	-	-	(38,950)	-
Loss on deconsolidation of CPS	-	-	-	-	7,148
Intangible asset amortization, net (equity-accounted investments)	-	-	-	-	1,783
Interest related to SASSA implementation costs refund	-	-	-	-	1,361
Loss on disposal of DNI	-	-	-	-	1,010
Gain on disposal of FIHRST	-	-	-	-	(9,743)
(Gain) Loss on discontinued operation	-	-	-	-	(12,454)
Termination fee paid to cancel Bank Frick option	-	-	-	-	(17,517)
Fundamental	**3,784**	**(9,429)**	**(28,657)**	**(49,516)**	**(58,027)**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from _____ To _____

Commission file number: **000-31203**

LESAKA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	**98-0171860**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

**President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa**
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **27-11-343-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	LSAK	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

☐ Large accelerated filer	☒ Accelerated filer
☐ Non-accelerated filer	☒ Smaller reporting company
	☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock as reported by The NASDAQ Global Select Market on such date, was $125,426,157. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of September 11, 2024, 63,243,350 shares of the registrant's common stock, par value $0.001 per share, net of treasury shares, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

LESAKA TECHNOLOGIES, INC
INDEX TO ANNUAL REPORT ON FORM 10-K
Year Ended June 30, 2024

FORWARD LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K ("Annual Report") contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A—"Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to the forward-looking statements after the date of this Annual Report. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), including the Quarterly Reports on Form 10-Q to be filed by us during our 2025 fiscal year, which runs from July 1, 2024 to June 30, 2025.

All references to "the Company," "we," "us," or "our" are references to Lesaka Technologies, Inc. and its consolidated subsidiaries, collectively, and all references to "Lesaka" are to Lesaka Technologies, Inc. only, except as otherwise indicated or where the context indicates otherwise.

ITEM 1.   BUSINESS

Overview

Lesaka is a South African Fintech company that utilizes its proprietary banking and payment technologies to deliver financial services solutions and software to consumers and merchants in Southern Africa.

Our vision is to build and operate the leading full-service fintech platform in Southern Africa.

Our core purpose is to provide financial services to Southern Africa's underserviced consumers and merchants, improving people's lives and increasing financial inclusion in the markets in which we operate. We achieve this through our ability to efficiently digitalize the last mile of financial inclusion, providing a full-service fintech platform offering both cash and digital, and facilitating the secular shift from cash to digital that is currently taking place.

We offer a wide range of solutions including transactional accounts (banking), lending, insurance, cash management solutions, card acceptance, supplier payments, software services and bill payments. By providing a full-service fintech platform in our connected ecosystem, we facilitate the digitization of commerce in our markets.

In May 2024 we announced the acquisition of Adumo RF (Pty) Ltd ("Adumo"), an acquisition subject to satisfaction of customary closing conditions, expected to close in October 2024. The acquisition continues Lesaka's consolidation in the Southern African fintech sector and enhances Lesaka's strengths in both the consumer and merchant markets.

Reportable Segments

We operate through two divisions: Our B2C Consumer Division ("Consumer") and our B2B Merchant Division ("Merchant"). Within these two divisions, Lesaka has four broad customer types: consumers, micro-merchants, merchants, and enterprise clients.

While there are mutually reinforcing dynamics and overlap between our verticals, within each vertical, we offer distinct brands with unique value propositions. Our platform addresses a wide range of customers that are not generally serviced by our competitors, an advantage that we use to benefit from economies of scale. We believe that we deliver high quality products that provide excellent value to our customers.

While we operate in competed markets, we believe that we are unique in offering a comprehensive product portfolio, serving both formal and informal consumers and merchants with omnichannel financial services through physical and digital touchpoints



The Lesaka platform serves consumers and merchants across the spectrum

We operate separate brands in these sectors of the economy.

Lesaka

2 300+ employees[1]

1.5 million Customers[1]	96 500+ Merchants[1]	ZAR 247+ billion in Throughput annually[1]

CONSUMER[1]	MICRO MERCHANT[1]	MERCHANT[1]	ENTERPRISE[1]
✓ Accounts ✓ Lending ✓ Insurance	✓ Card acceptance ✓ Cash management solutions ✓ Lending ✓ Software services ✓ Value-added services & supplier payments	✓ Card acceptance ✓ Cash management solutions ✓ Lending	✓ 3rd party vending ✓ Bill payments ✓ Hardware security modules ✓ Payment switching
			 
1.5 million customers	ZAR 68 bn+ throughput 90 200+ merchants	ZAR 109bn+ throughput 6 380+ merchants	ZAR 70bn+ throughput 750+ clients[2]

1. Lesaka as at June 30 2024 which excludes the impact of the Adumo acquisition
Numbers presented on this slide includes operations in South Africa and in the rest of Africa.
2. Large-scale corporate and government organizations, including but not limited to banks, mobile network operators ("MNOs") and municipalities.

Consumer (B2C)

Customers

Through Consumer we focus on individuals who have historically been excluded from traditional financial services. Our products are designed for consumers at the lower socioeconomic end of the market within Living Standards Measures ("LSMs") 1 to 6, which comprises approximately 26 million people as of 2023 (according to a report by Genesis Analytics). As of the date of this Annual Report, we have approximately 1.5 million active consumer customers.



Attractive Total Addressable Market and Serviceable Addressable Market

Focused value proposition servicing a specific sector within the consumer market

This represents Lesaka's TAM and SAM in South Africa only. It does not include the rest of Africa.
1. Living standards measure (LSM).
2. There are ~ 12m permanent grant beneficiaries in South Africa. In addition ~7.5m people receive the R350 Social Relief of Distress (SRD) grant each month. Source: SASSA.
3. Easy Pay Everywhere (EPE) accounts, of which approximately **1.3 million are permanent grant customers**. 1.3 million out of 12 million equates to 11%. This excludes Adumo Payout customers.
Source: SASSA at June 30, 2024. IFC, Genesis Analytics, Finscope.

Products

We offer consumers transactional accounts (banking), insurance, lending (short-term loans), payments solutions (digital wallet) and various value-added services to underserved consumers in South Africa. Our value proposition and products are designed to be simple, relevant and cost effective for our target market.

Merchant (B2B)

Customers

Through Merchant, we focus on micro-merchants, merchants and enterprises operating in the informal and formal sectors of the Southern African economy.

Micro-merchants, or informal sector merchants, are often sole proprietors, usually with lower revenues, that operate in rural areas or in informal urban areas and do not always have access to a full-suite of traditional banking products.

Merchants, or formal sector merchants, are generally in urban areas, have higher revenues and have access to multiple service providers.

Enterprises are large-scale corporate and government organizations, including but not limited to banks, mobile network operators ("MNOs") and municipalities.

Including micro-merchants and merchants, there are more than 2.7 million merchants in South Africa, of which more than 890,000 merchants are immediately serviceable merchants for Lesaka. Merchant currently has over 96,600 customers in Southern Africa, of which more than 87,000 are in South Africa (this excludes the impact of the Adumo acquisition, not effective at June 30, 2024 and expected to close in October 2024).



The South African merchant market alone provides significant opportunity

TAM 2.7m+ — Estimated total number of micro-merchants and merchants in South Africa

SAM 890k+ — Estimated total number of immediately addressable merchants in both spaza shops, kiosks, taverns, superettes, midis and the formal retail merchant vertical

Lesaka 87k+ — Current active merchant base in South Africa[1]

Source: BCG SA Informal Market Insights April 2024, Genesis Analytics, internal company estimates. This analysis includes the expansion of SAM and TAM attributed to South Africa alone (not the rest of Africa).
1. Lesaka's number of merchants, inclusive of Lesaka's presence in the rest of Africa, is 96 600+ as at June 30, 2024

Products

To micro-merchant and merchant customers (B2B), we offer cash management and digitalization solutions through our proprietary vault technology, card acceptance, supplier payments, software services, lending, prepaid accounts and bill payments to empower merchants to grow their businesses and transact more efficiently.

To larger enterprise customers (B2B), we offer bill and supplier payments and VAS products through our proprietary financial switch, as well as point of sale device and maintenance, bank and SIM card production and other specialized technology products.

Market Opportunity

Our primary market is currently South Africa with its approximately 62 million population and $381 billion economy (GDP, according to IMF World Economic Outlook Database as of October 2023). With the acquisition of Adumo (an acquisition subject to regulatory approvals and satisfaction of customary closing conditions, expected to close in October 2024) we augment our presence in South Africa, Namibia, Botswana and Zambia and expand into Kenya. Together this represents a 140 million population addressable market, larger than that of Mexico or Japan (GDP according to IMF World Economic Outlook Database as of October 2023).

Our operations and immediate opportunity are greater than just South Africa
Lesaka
coverage
Agg. addressable GDP
$557bn
Agg. addressable population
140 million
South Africa's GDP
$381bn
South Africa's population
62 million
Source: IMF World Economic Outlook Database, October 2023





Over the past decade, both financial inclusion and smartphone penetration throughout the region have grown significantly. According to a report by Genesis Analytics, between 2015 and 2023, the proportion of low-income workers in South Africa that had used a debit card to transact rose from 17% to 50%. According to the same report, between 2015 and 2021, the proportion of South Africans accessing online banking services increased from 31% to 55%, and between 2018 and 2024, smartphone penetration increased from 55% to 76%.

These favorable tailwinds have helped position Africa as the fastest-growing Fintech market globally, according to a report by Boston Consulting Group that projects growth in the African Fintech revenue pool to grow by 13 times between 2021 and 2030.



Africa is poised to be the fastest growing Fintech market globally
Global fintech revenue growth by region, 2021 to 2030
Growth multiple (x)
2030 Revenues ($bn)
North America
4x
$520bn
Europe
5.5x
$190bn
LATAM
12.5x
$125bn
AFRICA
13x
$65bn
APAC
8.5x
$600bn
Source: BCG Global Fintech Analysis 2023

Given the significant challenges in delivering financial services in Southern Africa; however, many service providers in our markets continue to rely on expensive and unreliable legacy systems and focus on narrow customer segments with mono-line (single-line) products.

We believe that this presents a significant opportunity for Lesaka to build and operate the leading full-service Fintech platform in Southern Africa, empowering underserviced consumers and merchants by delivering innovative financial services focused on their specific needs.

5

Competition

With our comprehensive offerings to both consumers and merchants, we compete with a wide range of service providers. While there are competitors for specific products and services, few offer end-to-end solutions, particularly in the lower-income consumer market and the informal merchant market, where we have a significant footprint and strong penetration.

In our Consumer Division, there are a number of traditional and digital providers of low-cost transactional bank accounts and micro financial services. These include South African banks such as FNB, Standard Bank, Absa, Nedbank, African Bank and Capitec, the South African Post Bank, and digital banks such as, Tyme Bank and Bank Zero. In the South African ATM network market, we compete against the South African banks, ATM Solutions and Spark ATM Systems.

In the informal merchant sector, there are no competitors which offer a comprehensive product set of cash, card, payment, VAS and capital solutions, such as ours. In the formal merchant sector there is significantly more competition, with banks and non-bank fintech companies targeting these merchants.

In card acquiring, competitors include Yoco, iKhokha, Sureswipe and the South African banks; in VAS and bill payments, they include Flash, Blue Label, Shop2Shop, Pay@ and Ukeshe; in lending, they include Lulalend, Merchant Capital, Retail Capital and the South African banks; and in cash management, they include Fidelity, G4S, Cashnet and the South African banks.

At an enterprise level, our financial switch and VAS and bill payments business competes with BankservAfrica, Pay@, eCentric and Transaction Junction.

Human Capital Resources

Over the last two years we have built a diverse team of high-caliber individuals, from different organizations, to form our leadership group. This leadership group is deeply committed to building a high-performance culture that is based on our core values and a commitment to the care and development of our people.

Lesaka's Core Values:

- Entrepreneurial spirit;
- Integrity;
- Collective wisdom;
- Ownership; and
- A bias to action.

These are our values that underpin our mission to enable Merchants to compete and grow, and Grant Beneficiaries to improve their lives, by providing innovative financial technology and value-creating solutions.

Employee training and skills development

We strongly believe that learning is an ongoing process and that the majority of learning is in the doing. As such, while we offer a range of formal programs (as listed further below), more importantly, we continue to encourage a culture of learning in everything that we do.

Sustainable employee training and development programs impact employee retention, and we believe that our willingness to invest in employee development contributes to employee satisfaction and belonging. This increases loyalty, which will in turn contribute to employee retention. We offer the following development programs to enhance employee performance and skills:

- unemployed and employed learnerships;
- internships;
- leadership development programs;
- training programs;
- financial assistance to pursue further studies and obtain formal qualifications;
- other in-house and cross-functional training to aid with career advancement; and
- succession planning – training interventions to address scarce and critical skills.

Equal opportunity

Having an inclusive and diverse workforce which reflects our economically active population and society in general, is crucial for helping the organization attract and retain talent and is important for long-term organizational success. Our human resources team emphasizes recruiting and retaining a talented and diverse workforce with special focus on hiring previously disadvantaged groups whenever possible. We are committed to hiring qualified candidates without regard to their personal status, while taking into account the unique circumstances affecting our operations in South Africa and the need to uplift previously disadvantaged groups. This commitment extends to all levels of our organization, including within senior management and our board of directors.

As of June 30, 2024, the composition of our workforce was:

- 55% female and 45% male;
- 40% between 18 and 34 years old, 55% between 35 and 54 years old, and 5% over 55 years old; and
- 69% Black, 11% two or more races, 8% Indian and 12% White.

We have no female named executive officer.

We continue to strive to build a more inclusive workforce and to enhance our pay structures by taking measures to eliminate potential remuneration discrimination and to help close gender pay gaps to progress towards gender equality at work. We have taken positive strides towards a rewards philosophy that rewards high performance, is externally benchmarked and focuses on equal pay for work of equal value.

Employee compensation programs

We are committed to ensuring that all our employees are paid fair and competitive remuneration. To that end, we offer the following to our employees:

- Access to a comprehensive medical, dental, and vision plan that our employees have the option to join;
- Access to a defined contribution retirement plan that our employees have the option to join;
- Paid sick, study, annual and family responsibility leave;
- Maternity benefits;
- Life and disability insurance coverage;
- Financial aid to fund tertiary education for children of employees;
- Employee assistance programs; and
- Product discounts.

Annual increases and incentive compensation are based on merit, which is communicated to employees at onboarding and documented as part of our annual remuneration review process.

Our number of employees allocated on a segmental and group basis as of the years ended June 30, 2024, 2023 and 2022, is presented in the table below:

	Number of employees		
	2024	**2023**	**2022**
Consumer[1]	1,333	1,306	1,826
Merchant[1]	1,189	990	824
Total segments	2,522	2,296	2,650
Group[1]	9	7	7
Total	2,531	2,303	2,657

(1) Consumer includes one executive officer for each of fiscal 2024, 2023 and 2022. Merchant includes one executive officer for each of fiscal 2024, 2023 and 2022. Group includes two executive officers for fiscal 2024 and 2023 and three for fiscal 2022.

On a functional basis, four of our employees are our named executive officers, 1,350 were employed in sales and marketing, 500 were employed in finance and administration, 266 were employed in information technology and 411 were employed in operations.

Health and safety laws and regulations

We are subject to various South African laws and regulations that regulate the health and safety of our South African-based workforce, including those laws monitored by the South African Department of Employment and Labour which stipulates the legal framework within which we need to function. This framework comprises the Occupational Health and Safety Act, Act 85 of 1993 ("OHSA"), the Compensation for Occupational Injuries and Diseases Act, Act 130 of 1993 ("COIDA"), the Basic Conditions of Employment Act, Act 75 of 1997 ("BCEA") and the Labour Relations Act, Act 66 of 1995 ("LRA"). Compliance with COVID-19 regulations remains regulated by the National Institute of Occupational Health ("NIOH"), and the Occupational Health Surveillance System ("OHSS"), the Centre for Scientific Industrial Research ("CSIR") and the National Institute for Communicable Diseases ("NICD"). We have implemented and regularly update human capital-related policies that are designed to ensure compliance with applicable South African laws and regulations.

Our Executive Officers

The table below presents our executive officers, their ages and their titles:

Name	Age	Title
Ali Mazanderani	42	Executive Chairman and Director
Naeem E. Kola	51	Group Chief Financial Officer and Director
Lincoln C. Mali	56	Chief Executive Officer: Southern Africa and Director
Steven J. Heilbron	59	Executive and Director

Ali Mazanderani has been our Executive Chairman since February 1, 2024. He is a fintech investor and entrepreneur. He is the co-founder and chairman of Teya, a pan-European fintech. He is also a non-executive director on the board of several companies including Thunes (Singapore based private fintech), Kushki (Latin American payments company) and is the president of The European Digital Payments Industry Alliance (EDPIA). He was previously on the board of several other leading payments companies globally including StoneCo (Nasdaq: STNE) in Brazil and Network International Holdings Plc (LSE:NETW) in the Middle East. He was formerly a Partner at Actis, a London-based emerging market private equity firm, where he led multiple landmark fintech investments globally. Prior to his career at Actis, Mr. Mazanderani advised private equity and corporate clients for OC&C Strategy Consultants in London and served as lead strategy consultant for First National Bank based in Johannesburg. He holds postgraduate degrees in Economics from the University of Pretoria, Oxford University and the London School of Economics, an MBA from INSEAD and a Masters in Business Law from the University of St Gallen.

*Naeem E. Kol*a has been our Group Chief Financial Officer since March 1, 2022. Mr. Kola has progressively held senior finance roles in Dubai, most notably as Chief Financial Officer of the Emerging Markets Payments Group ("EMP"), a high-growth fintech business that grew materially and successfully concluded and integrated five acquisitions during Mr. Kola's six-year tenure as Chief Financial Officer. Prior to becoming Chief Financial Officer, Mr. Kola was Senior Vice President for Investments, Strategy a Business Planning at EMP. Since the acquisition of EMP by Network International in 2017, Mr. Kola has been an Operations Director and Strategic Advisor to the emerging market private equity firm Actis, where he again focused on fintech businesses.

Lincoln C. Mali has been our Chief Executive Officer: Southern Africa since May 1, 2021. Mr. Mali is a financial services executive with over 25 years in the industry. Until April 2021, he was the Head of Group Card and Payments at Standard Bank Group, having served in many different roles within that organization since 2001. Mr. Mali chaired the board of directors of Diners Club South Africa until April 2021, and was a member of the Central and Eastern Europe, Middle East and Africa Business Council for Visa. Mr. Mali holds Bachelor of Arts (BA) and Bachelor of Laws (LLB) degrees from Rhodes University, an MBA from Henley Management College, various diplomas and attended an Advanced Management Program at Harvard Business School.

Steven J. Heilbron has been the Chief Executive Officer of the Connect Group since 2013 and joined us following the acquisition of Connect in the same capacity. Mr. Heilbron has two decades of financial services experience, having spent 19 years working for Investec in South Africa and the UK, where he served as Global Head of Private Banking and Joint Chief Executive Officer of Investec Bank plc. He led a private consortium that acquired Cash Connect Management Solutions (Pty) Ltd ("CCMS") in 2013. Mr. Heilbron has presided over significant organic growth in the rebranded Connect Group, as well as spearheading the successful acquisition and integration of Kazang and EFTpos acquired from the Paycorp Group in February 2020. He is a member of the South African Institute of Chartered Accountants.

Financial Information about Geographical Areas and Operating Segments

Refer to Note 21 to our audited consolidated financial statements included in this Annual Report contains detailed financial information about our operating segments for fiscal 2024, 2023 and 2022. Revenues based on the geographic location from which the sale originated and geographic location where long-lived assets are held for the years ended June 30, are presented in the table below:

	Revenue[1]			Long lived assets		
	2024 **$'000**	**2023** **$'000**	**2022** **$'000**	**2024** **$'000**	**2023** **$'000**	**2022** **$'000**
South Africa	537,594	505,558	215,046	286,700	300,104	359,725
India (MobiKwik)	-	-	-	76,297	76,297	76,297
Rest of the world	26,628	22,413	7,563	2,548	2,197	2,811
Total	564,222	527,971	222,609	365,545	378,598	438,833

(1) Refer to Note 16 to our audited consolidated financial statements included in this Annual Report which contains detailed financial information about our revenue for fiscal 2024, 2023 and 2022.

Corporate history

Lesaka was incorporated in Florida in May 1997 as Net 1 UEPS Technologies, Inc. and changed its name to Lesaka Technologies, Inc. on May 12, 2022. In 2004, Lesaka acquired Net1 Applied Technology Holdings Limited ("Aplitec"), a public company listed on the Johannesburg Stock Exchange ("JSE"). In 2005, Lesaka completed an initial public offering and listed on the NASDAQ Stock Market. In 2008, Lesaka listed on the JSE in a secondary listing, which enabled the former Aplitec shareholders (as well as South African residents generally) to hold Lesaka common stock directly.

Available information

We maintain a website at www.lesakatech.com. Our Annual Report, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as well as our proxy statements, are available free of charge through the "SEC filings" portion of our website, as soon as reasonably practicable after they are filed with the SEC. The information contained on, or accessible through, our website is not incorporated into this Annual Report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

OUR OPERATIONS AND FINANCIAL RESULTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED BELOW, THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND THE TRADING PRICE OF OUR COMMON STOCK

Risks Relating to Our Business

To achieve our mission, our strategy is to build and operate the leading South African full service fintech platform offering cash management, payment and financial services. Our future success, and our ability to return to profitability and positive cash flow is substantially dependent on our ability to complete the implementation of this strategy successfully.

Our board conducted an extensive review of our business strategy and operations in July 2020, and decided to focus on our South African operations and other business opportunities in South Africa and, to a lesser extent, the rest of the African continent. The restructuring of the consumer business and acquisition of Connect were integral parts of the strategy to return the business to profitability and positive cash flow. We have made significant progress on both of these initiatives however we cannot assure you that we will be able to complete our strategy successfully and return to profitability and positive cash flow.

Even if we do return to profitability, achieving net income does not necessarily ensure positive cash flows. Future periods of net losses from operations could result in negative cash flow and may hamper ongoing operations or prevent us from sustaining or expanding our business. We cannot assure you that we will achieve, sustain or increase profitability in the future and if we do not, our business will be materially and adversely affected.

In 2017 and 2018 we suffered significant reputational damage as a result of irregularities in the awarding of the South African Social Security Agency ("SASSA") grant distribution contract in 2012 and allegations of abuse of group companies' access to social grant recipients. An entirely new board and management team were appointed to develop and execute the new strategy however we cannot provide assurance that issues related to those events will not resurface and adversely affect the business.

We have a significant amount of indebtedness that requires us to comply with restrictive and financial covenants. If we are unable to comply with these covenants, we could default on this debt, which would have a material adverse effect on our business and financial condition.

As of June 30, 2024, we had aggregate long-term borrowing outstanding of ZAR 2.6 billion ($143.2 million translated at exchange rates as of June 30, 2024). We financed our acquisition of Connect in April 2022 through South African bank borrowings of ZAR 1.1 billion ($71.7 million, translated at closing date exchange rate (as defined in the Sale Agreement) of $1:ZAR 14.65165). The borrowings are secured by a pledge of certain of our bank accounts, and the cession of Lesaka's shareholding in certain of its subsidiaries. These borrowings contain customary covenants that require Lesaka Technologies (Pty) Ltd ("Lesaka SA") to maintain a specified total asset cover ratio and restrict the ability of Lesaka, Lesaka SA, and certain of its subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make investment above specified levels, engage in certain business combinations and engage in other corporate activities.

The loan agreements also include a credit enhancement mechanism of ZAR 350 million ($23.9 million, translated at closing date exchange rate), which has been provided by investment funds managed by Lesaka's largest shareholder, Value Capital Partners (Pty) Ltd ("VCP") which includes a contingent subscription for new shares. There can be no assurance that VCP will perform under the commercially agreed terms and failure by it to fulfil its obligation under the credit enhancement mechanism may put our funding or future repayments at risk.

We also have borrowings through Connect. Connect's credit facilities include (i) an overdraft facility (general banking facility) of ZAR 205.0 million (of which ZAR 170.0 million has been utilized); (ii) Facility A of ZAR 705.5 million; (iii) Facility B of ZAR 550.0 million (both fully utilized and ZAR 512.5 million outstanding after scheduled repayments); and (iv) an asset-backed facility of ZAR 200.0 million (of which ZAR 152.3 million has been utilized). These borrowings are secured by a pledge of, among other things, Cash Connect Management Solutions'("CCMS") entire equity interests in its subsidiaries and investments and any claims outstanding. These borrowings contain customary covenants that require CCMS to maintain specified debt service, interest cover and leverage ratios.

Within our merchant lending operations, we have borrowing arrangements through Cash Connect Capital (Pty) Limited ("CCC"). CCC has a ZAR 300 million revolving credit facility agreement. We have utilized approximately ZAR 215.3 million as of June 30 2024. This facility contains customary covenants that require the borrowing parties to collectively maintain a specified capital adequacy ratio, restrict the ability of the entities to make certain distributions with respect to their capital stock, encumber their assets, incur additional indebtedness, make investments, engage in certain business combinations and engage in other corporate activities.

These security arrangements and covenants may reduce our operating flexibility or our ability to engage in other transactions that may be beneficial to us. If we are unable to comply with the covenants, we could be in default and the indebtedness could be accelerated. If this were to occur, we might not be able to obtain waivers of default or to refinance the debt with another lender and as a result, our business, financial condition and stock price would suffer.

We need to significantly grow our consumer operations in order to ensure their profitability and long-term sustainability.

Following the conclusion of our contract with SASSA, we refocused our resources and technology on the provision of financial inclusion services to our target market and currently have an established base of approximately 1.5 million customers. Our strategy involves significantly expanding this base over the coming years. While we believe that our financial services offerings are convenient and cost-effective, the success of our strategy will depend on the extent to which we successfully market our offering to grow the customer base.

Factors that may prevent us from successfully operating and expanding our Consumer Division include, but are not limited to:
- insufficient adoption and utilization of our products and services;
- inability to access sufficient funding for our ATM infrastructure;
- increased competition in the marketplace and restrictions imposed by SASSA or the South African government on the manner in which grant recipients may transact;
- political interference and changes in the regulatory environment;
- failure to comply with laws and regulations related to our Consumer lending business;
- failure to comply with anti-money laundering and anti-corruption laws and regulations;
- cyber-attacks, data breaches and data leaks;
- further civil unrest similar to that experienced in July 2021;
- loss of key technical and operations staff;
- expired property leases disrupting business operations; and
- logistical and communications challenges, including scheduled and unscheduled power supply disruptions.

Failure to complete, or delays in completing, the Adumo acquisition, could materially and adversely affect our results of operations and stock price.

The completion of the Adumo acquisition is subject to a number of conditions precedent, including receipt of regulatory approvals and certain third-party consents. Some of these conditions are outside our control.

To complete the acquisition, we must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. The regulatory approval processes may take a lengthy period of time to complete, and there can be no assurance as to the outcome of the approval processes, including the undertakings and conditions that may be required for approval, or whether the regulatory approvals will be obtained at all.

In addition, the completion of the acquisition is conditional on, among other things, no action or circumstance occurring tha would result in a material adverse effect on the Adumo's business operations or financial results.

We cannot provide any assurance regarding if or when all conditions precedent to the acquisition will be satisfied or waived. If, for any reason, the acquisition is not completed, or its completion is materially delayed and/or the transaction agreement is terminated, the market price of our common stock may be materially and adversely affected.

In addition, if the acquisition is not completed for any reason, there are risks that (i) the announcement of the acquisition and (ii) the dedication of management's attention and other of our resources to the completion thereof, could have a negative impact on our relationships with our stakeholders and could have a material adverse effect on our current and future operations, financial condition and prospects.

We may not realize some or all of the anticipated benefits from the Adumo acquisition.

Even if we complete the Adumo acquisition, we may experience unforeseen events, changes or circumstances that may adversely affect us. For example, we may incur unexpected costs, charges or expenses resulting from the transaction, including charges to future earnings if Adumo's business does not perform as expected. Our expectations regarding Adumo's business and prospects may not be realized, including as a result of changes in the financial condition of the markets that Adumo serves. In addition, there are risks associated with Adumo's product and service offerings or results of operations, including the risk of failing to comply with certain regulatory rules required to operate its business.

Further, there are numerous challenges, risks and costs involved with integrating the operations of Adumo with ours. For example, integrating Adumo into our company will require significant attention from our senior management which may divert their attention from our day-to-day business. The difficulties of integration may also be increased by cultural differences between our two organizations and the necessity of retaining and integrating personnel, including Adumo's key employees.

Our Sarbanes-Oxley Act of 2002 ("Sarbanes") management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2024, excludes the operations of Adumo, as we only expect to close the transaction in fiscal 2025. The requirement to evaluate and report on our internal controls also applies to companies that we acquire. As a group of South African private companies, Adumo is not required to comply with Sarbanes prior to the time we acquire it. The integration of Adumo into our internal control over financial reporting would be expected to require significant time and resources from our management and other personnel and is expected to increase our compliance costs. If we fail to successfully integrate the operations of Adumo into our internal control over financial reporting for fiscal 2025, our internal control over financial reporting may not be effective.

If some or all of the aforementioned or other risks materialize, our ability to realize the anticipated benefits of Adumo could be materially impaired, and as a result, our financial condition, results of operations, cash flows and stock price could suffer.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

Acquisitions are an integral part of our new growth strategy as we seek to expand our business and deploy our technologies in new markets in Southern Africa. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the transaction, finance it or, if the transaction occurs, integrate the new business into our existing business. These transactions may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership.

Acquisitions of businesses or other material operations and the integration of these acquisitions or their businesses will require significant attention from members of our senior management team, which may divert their attention from our day-to-day business. The difficulties of integration may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We may need to record write-downs from future impairments of goodwill or other intangible assets, which could reduce our future reported earnings.

Geopolitical conflicts, including the conflict between Russia and Ukraine and between Israel and Hamas, may adversely affect our business and results of operations.

The current conflict between Russia and Ukraine and between Israel and Hamas are creating substantial uncertainty about the future of the global economy. Countries across the globe are instituting sanctions and other penalties against Russia. The retaliatory measures that have been taken, and could be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in broader European military and political conflicts and otherwise have a substantial impact on regional and global economies, any or all of which could adversely affect our business.

While the broader consequences are uncertain at this time, the continuation and/or escalation of the Russian and Ukraine and Israel-Hamas conflicts, along with any expansion of the conflict to surrounding areas, create a number of risks that could adversely impact our business, including:

- increased inflation and significant volatility in the macroeconomic environment;
- disruptions to our technology infrastructure, including through cyberattacks, ransom attacks or cyber-intrusion;
- adverse changes in international trade policies and relations;
- disruptions in global supply chains; and
- constraints, volatility or disruption in the credit and capital markets.

All of these risks could materially and adversely affect our business and results of operations. We are continuing to monitor the situation in Ukraine and the Middle East and globally and assessing the potential impact on our business.

A prolonged economic slowdown or lengthy or severe recession in South Africa or elsewhere could harm our operations.

A prolonged economic downturn or recession in South Africa could materially impact our results from operations, particularly in light of on-going electricity disruptions during calendar 2022 and 2023, a significantly weak USD/ ZAR exchange rate compared with previous periods, and our strategic decision to focus on our South African operations. Economic confidence in South Africa, our main operating environment, is currently low and, as a result, the risk of a prolonged economic downturn is increased, which could have a negative impact on merchants and retailers; mobile phone operators; our account holders; the level of transactions we process; the take-up of the financial services we offer and the ability of our customers to repay our loans or to pay their insurance premiums. If financial institutions and retailers experience decreased demand for their products and services, our hardware, software, related technology sales and processing revenue could decrease.

Our investment in MobiKwik subjects us to certain risks, including the possibility of fluctuations in the carrying value based on readily determinable fair values. In addition, our ability to dispose of our interest in MobiKwik on acceptable terms, or at all, may be limited under certain circumstances.

We have elected to account for our investment in MobiKwik at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instrument of the same issuer because it does not have a readily determinable fair value. The determination of the fair value of an investment requires us to make significant judgments and estimates and we are required to base our estimates on assumptions which we believe to be reasonable, but these assumptions may be unpredictable and inherently uncertain. The value of our investment in MobiKwik as of June 30, 2024 and 2023, was $76.3 million and was determined based on a share issuance concluded by MobiKwik in June 2021, implying a fair value per equity share of $12.275. We did not identify any observable price changes during either of fiscal 2024, 2023 and 2022 and therefore did not adjust the value of our investment during the years ended June 30, 2024, 2023 and 2022, respectively.

MobiKwik originally intended to complete its initial public offering in November 2021. However, MobiKwik delayed its initial public offering given prevailing market conditions at the time and has indicated its intention to pursue an initial public listing in calendar 2024. MobiKwik filed its draft red herring prospectus in January 2024.

We may need to record a write-down of the carrying value of our investment in MobiKwik in the future (i) if it is unable to successfully complete its contemplated initial public offering, (ii) due to fluctuations in its market price upon listing, including during the lock up period after its initial public offering, or (iii) if it has not listed, there is an observable transaction indicating a fair value per share which is lower than our June 30, 2024 price per share. Furthermore, it may be difficult to dispose of some or all of our investment on acceptable terms, if at all, if MobiKwik fails to list.

Our ability to fund our ATM network requires that we continue to have access to sufficient lending facilities, which requires compliance with restrictive and financial covenants.

The operational maintenance of our ATM network, along with an increase in our consumer banking client base, necessitates access to large amounts of cash to stock the ATMs and maintain uninterrupted service levels. We have credit facilities from a South African bank which includes security arrangements as well as restrictive and financial covenants. The security arrangements and covenants included in our lending facilities may reduce our operating flexibility or our ability to engage in other transactions that may be beneficial to us. If we are unable to comply with the covenants in South Africa, we could be in default and the indebtedness could be accelerated. If this were to occur, we might not be able to obtain waivers of default or to refinance the debt with another lender and as a result, our business and financial condition would suffer.

We may not be able to extend the terms of these debt facilities or refinance them, in each case, on commercially reasonable terms or at all. Our ability to continue the uninterrupted operation of our ATM network will be adversely impacted by our failure to rene our debt facilities, any adverse change to the terms of our credit facilities, or a significant reduction in the amounts available under our credit facilities, or our failure to increase our facilities if required. We may also suffer reputational damage if our service levels are negatively impacted due to the unavailability of cash.

Our consumer microlending loan book and merchant lending book expose us to credit risk and our allowance for doubtful finance loans receivable may not be sufficient to absorb future write-offs.

All of our microfinance loans made are for a period of six months or less and all of our merchant lending through Connect is for a period of less than 12 months. We have created an allowance for doubtful finance loans receivable related to these books. When creating the allowance, management considered factors including the period of the finance loan outstanding, creditworthiness of the customers and the past payment history of the borrower. We consider this policy to be appropriate as it takes into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. However, additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these microfinance loan receivables.

We may face competition from other companies that offer innovative payment technologies and payment processing, which could result in the loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, new digital and fintech entrants and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers and/or force us to lower our prices. Either of these actions could have a significant effect on our revenues and earnings.

Our future success will depend in part on our ability to attract, integrate, retain and incentivize key personnel and a sufficient number of skilled employees, particularly in the technical, sales and senior management areas.

We believe our management team has the right experience and skills to execute on our strategy. However, in order to succeed in our product development and marketing efforts, we may need to identify and attract new qualified technical and sales personnel, as well as motivate and retain our existing employees. As a result, an inability to hire and retain such employees would adversely affect our ability to achieve our strategic goals and maintain our technological relevance. We may face difficulty in assimilating, transitioning and integrating newly-hired personnel or management of any future acquisitions into our existing management team, and this may adversely affect our business. Competitors may attempt to recruit our top management and employees. In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation and the volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. We do not maintain any "key person" life insurance policies. If we fail to attract, integrate, retain and incentivize key personnel and skilled employees, our ability to manage and grow our business could be harmed and our product development and marketing activities could be negatively affected.

System failures, including breaches in the security of our system, could harm our business.

We may experience system failures from time to time, and any lengthy interruption in the availability of our back-end system computers could harm our business and severely affect our customer relationships. Frequent or persistent interruptions in our services could cause current or potential customers and users to believe that our systems are unreliable, leading them to avoid our technology altogether, and could permanently harm our reputation and brands. These interruptions would increase the burden on our staff, which, in turn, could delay our introduction of new applications and services. Finally, because our customers may use our products for critical transactions, any system failures could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim could be time-consuming and costly for us to address.

Although certain of our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of cardholder data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, applications or the hardware platform as well as through risk introduced into our environment through third party supplies, which the group relies heavily on. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions may be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not yet experienced any significant security breaches affecting our business.

Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems with our system could result in lengthy interruptions to our services. Our current business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

Cash Paymaster Services, or CPS, has been placed into liquidation. While no claim has been made against Lesaka for CPS' obligations, we cannot provide assurance that no such claim will be made.

CPS has significant obligations and ongoing litigation related to its SASSA contract and has been placed into liquidation. While no claim has been made against Lesaka to be held liable for CPS' current obligations or any future obligations under any future court judgments, and while we do not believe that there would be a legitimate legal basis for any such claims, we cannot assure you that no such claim will be made against us. If SASSA or another third party were to seek and ultimately succeed in obtaining a judgment against us in respect of CPS' liabilities, any such judgment would have a material adverse effect on our financial condition, results of operations and cash flows.

Defending our intellectual property rights or defending ourselves in infringement suits that may be brought against us is expensive and time-consuming and may not be successful.

Litigation to enforce our patents, trademarks or other intellectual property rights or to protect our trade secrets could result in substantial costs and may not be successful. Any loss of, or inability to protect, intellectual property in our technology could diminish our competitive advantage and also seriously harm our business. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in countries where we currently have patent protection. Our means of protecting our intellectual property rights in countries where we currently have patent or trademark protection, or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims, to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

We may incur material losses in connection with our movement of cash through our infrastructure in South Africa.

In our merchant business we collect and process large volumes of cash from our customers, assuming the risk of loss from the moment that cash is deposited into our vaults. We are then responsible for its collection and transportation to processing centers, which we outsource to various cash in transit service providers. These services extend across all areas of South Africa.

South Africa suffers from high levels of crime and in particular cash in transit heists. We cannot insure against certain risks of loss or theft of cash from our delivery and collection vehicles and we will therefore bear the full cost of certain uninsured losses or theft in connection with the cash handling process, and such losses could materially and adversely affect our financial condition, cash flows and results of operations. We have not incurred any material losses resulting from cash distribution in recent years, but there is no assurance that we will not incur any such material losses in the future.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, ATMs, POS devices, components for our safe assets, and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to meet customer demand and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase as a result of supply or geopolitical shocks, which may lead to an increase in the prices of goods and services from third parties. A supply interruption, such as the recent global shortage of semiconductors, or an increase in demand beyond current suppliers' capabilities could harm our ability to distribute our equipment and thus to acquire new customers who use our technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Our EasyPay Insurance business exposes us to risks typically experienced by life assurance companies.

EasyPay Insurance is a life insurance company and exposes us to risks typically experienced by life assurance companies. Some of these risks include the extent to which we are able to continue to reinsure our risks at acceptable costs, reinsurer counterparty risk, maintaining regulatory capital adequacy, solvency and liquidity requirements, our ability to price our insurance products appropriately, the risk that actual claims experience may exceed our estimates, the ability to recover policy premiums from our customers and the competitiveness of the South African insurance market. If we are unable to maintain our desired level of reinsurance at prices that we consider acceptable, we would have to either accept an increase in our risk exposure or reduce our insurance writings. If our reinsurers are unable to meet their commitments to us in a timely manner, or at all, we may be unable to discharge our obligations under our insurance contracts. As such, we are exposed to counterparty risk, including credit risk, of these reinsurers.

Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of the business. Using the wrong assumptions to price our insurance products could materially and adversely affect our financial position, results of operations and cash flows. If our actual claims experience is higher than our estimates, our financial position, results of operations and cash flows could be adversely affected. Finally, the South African insurance industry is highly competitive. Many of our competitors are well-established, represented nationally and market similar products and we therefore may not be able to effectively penetrate the South African insurance market.

Risks Relating to Operating in South Africa and Other Foreign Markets

Operating in Southern Africa, an emerging market, subjects us to greater risks than those we would face if we operated in more developed markets.

Emerging markets such as Southern Africa are subject to greater risks than more developed markets. While we focus our business primarily on emerging markets because that is where we perceive the greatest opportunities to market our products and service successfully, the political, economic and market conditions in these markets present risks that could make it more difficult to operate our business successfully.

Some of these risks include:

- political, legal and economic instability, including higher rates of inflation and currency fluctuations;
- high levels of corruption, including bribery of public officials;
- loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;
- a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
- logistical, utilities (including electricity and water supply) and communications challenges;
- potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;
- difficulties in staffing and managing operations and ensuring the safety of our employees;
- restrictions on the right to convert or repatriate currency or export assets;
- greater risk of uncollectible accounts and longer collection cycles;
- indigenization and empowerment programs;
- exposure to liability under the UK Bribery Act; and
- exposure to liability under U.S. securities and foreign trade laws, including the Foreign Corrupt Practices Act, or FCPA, and regulations established by the U.S. Department of Treasury's Office of Foreign Assets Control, or OFAC.

If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we may be subject to fines and we risk losing our government and/or private contracts. In addition, it is possible that we may be required to increase the Black shareholding of our company in a manner that could dilute your ownership and/or change the companies from which we purchase goods or procure services (to companies with a better BEE Status Level).

The legislative framework for the promotion of Broad-Based Black Economic Empowerment ("BEE"), in South Africa has been established through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended from time to time, and the Amended BEE Codes of Good Practice, 2013, or BEE Codes, and any sector-specific codes of good practice, or Sector Codes, published pursuant thereto. Sector Codes are fully binding between and among businesses operating in a sector for which a Sector Code has been published. Achievement of BEE objectives is measured by a scorecard which establishes a weighting for the various elements. Scorecards are independently reviewed by accredited BEE verification agencies which issue a verification certificate that presents an entity's BEE Status Level. This BEE verification process must be conducted on an annual basis, and the resultant BEE verification certificate is only valid for a period of 12 months from the date of issue of the verification certificate. We currently have a level 4 BEE rating for our South African business.

Certain of our South African businesses are subject to either the Amended Information and Communication Technology Sector Code, or ICT Sector Code, or the Amended Financial Services Sector Code, or the FS Sector Code. The ICT Sector Code and the F Sector Code have been amended and aligned with the new BEE Codes and were promulgated in November 2016 and December 2017, respectively. Licensing and/ or regulation authorities overseeing these South African businesses may set minimum adherence requirements to BEE standards as a condition for an operating license to trade.

The BEE scorecard includes a component relating to management control, which serves to determine the participation of Black people within the board, as well as at various levels of management within a measured entity (including, *inter alia*, Executive Management, Senior Management, Middle Management and Junior Management). The BEE Codes and/or Sector Codes define the terms "*Senior Management*", "*Middle Management*" and "*Junior Management*" as those occupational categories as determined in accordance with the Employment Equity Regulations, with specific emphasis on improving participation in proportion to the demographics of the Economically Active Population of South Africa, as published by Statistics South Africa, from time to time. Employment Equity legislation seeks to drive the alignment of the workforce with the racial composition of the economically active population of South Africa and accelerate the achievement of employment equity targets, introducing monetary fines for non-compliance with the Employment Equity legislation and misrepresented submissions. Annexure EEA9 to the Employment Equity Regulations sets out the various occupational levels which are determined in accordance with the relevant grading systems applied by the measured entity and referred to in said Annexure.

We have taken a number of actions as a company to increase empowerment of Black (as defined under applicable regulations) South Africans. For instance, the South African competition authorities approved the Connect transaction subject to certain public interest conditions relating to employment, increasing the spread of ownership by historically disadvantaged people ("HDPs"), and investing in both enterprise and supplier development. Further to increasing the spread of ownership by HDPs, we are required to establish an Employee Share Ownership Plan scheme ("ESOP") within 36 months of the implementation of the transaction that complies with certain design principles. This will benefit the workers of the merged entity and result in them receiving a shareholding in our company equal in value to at least 3% of the issued shares in our company as of April 14, 2022. If within 24 months of the implementation date of the transaction, we generate a positive net profit for three consecutive quarters, the ESOP shall increase to 5% of the issued shares in our company as of April 14, 2022. The final structure of the ESOP is contingent on shareholder approval and relevant regulatory and governance approvals. The ESOP had not been established as of the date of this Annual Report.

During fiscal 2024, we made cash contributions to 31 community-based organizations and enterprises to enable them to promote growth and strengthen their capacity to develop innovative platforms or provide services to the markets they serve. We provided funding to build necessary infrastructure to a high school based in a rural community and also contributed 800 mobile devices to disadvantages South African scholars. We have also established a fund to aid vulnerable communities affected by fires and floods. Our donations to this fund included food, blankets, and replacements for personal belongings and household goods, helping community members recover and regain economic stability. However, it is possible that these and other actions may not be sufficient to enable us to achieve the applicable BEE objectives set out for specific financial years. In that event, in order to maintain competitiveness with both government and private sector clients, we may have to seek to increase compliance through other means, including by selling or placing additional shares of Lesaka or of our South African subsidiaries to Black South Africans (either directly or indirectly), over and above what has already been approved. Such sales or placements of shares could have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline.

We expect that our BEE Status Level will be important in order for us to remain competitive in the South African marketplace and we continually seek ways to improve our BEE Status Level, especially the ownership element (so-called "equity element") thereof.

We may not be able to effectively and efficiently manage the disruption to our operations as a result of erratic electricity supply in South Africa, which could adversely affect our, financial position, cash flows and future growth.

Our businesses in South Africa are dependent on electricity generated and supplied by the state-owned utility, Eskom, in order to operate, and Eskom has been unable to generate and supply the amount of electricity required by the South African economy which has resulted in significant and often unpredictable electricity supply disruptions. Eskom has implemented a number of short- and long-term mitigation plans to correct these issues but supply disruptions continued to occur regularly and with no predictability in recent years, although consistency of electricity supply has improved significantly since April 2024. As part of our business continuity programs, we have installed back-up diesel generators in order for us to continue to operate our core data processing facilities in the event of intermittent disruptions to our electricity supply. We have to perform regular monitoring and maintenance of these generators and also source and manage diesel fuel levels. We may also be required to replace these generators on a more frequent basis due to the additional burden placed on them.

Our results of operations, financial position, cash flows and future growth could be adversely affected if Eskom is unable to raise sufficient funding to operate and/or commission new electricity-generating power stations in accordance with its plans, or at all, or if we are unable to effectively and efficiently test, maintain, source fuel for, and replace, our generators.

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our reported results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect our stock price.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in U.S. dollars. Therefore, any depreciation in the ZAR against the U.S. dollar, would negatively impact our reported revenue and net income. The U.S. dollar/ZAR exchange rate has historically been volatile and we expect this volatility to continue (refer to Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Exchange Rate Information."). Due to the significant fluctuation in the value of the ZAR and its impact on our reported results, you may find it difficult to compare our results of operations between financial reporting periods even though we provide supplemental information about our results of operations determined on a ZAR basis. Similarly, depreciation in the ZAR may negatively impact the prices at which our stock trades.

We generally do not engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging using forward contracts relating to our inventory purchases which are settled in U.S. dollars or euros. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

South Africa's high levels of poverty, unemployment and crime may increase our costs and impair our ability to maintain a qualified workforce

While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment, relative to peer countries in Africa and other emerging economies, and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. In addition, South Africa has a high prevalence of HIV/AIDS and tuberculosis. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability, all of which could negatively affect our business. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth. As a result, we may have difficulties attracting and retaining qualified employees.

The economy of South Africa is exposed to high rates of inflation, interest and corporate tax, which could increase our operating costs and thereby reduce our profitability. Furthermore, the South African government requires additional income to fund future government expenditures and may be required, among other things, to increase existing income tax rates, including the corporate income tax rate, amend existing tax legislation or introduce additional taxes.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest that are substantially higher than those prevailing in the United States and other highly-developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. High interest rates increase the cost of our debt financing, though conversely, they also increase the amount of income we earn on any cash balances. The South African corporate income tax rate, of 27%, is higher than the U.S. federal income tax rate, of 21%. Any increase in the effective South African corporate income tax rate would adversely impact our profitability and cash flow generation.

Risks Relating to Government Regulation

We are required to comply with certain laws and regulations, including economic and trade sanctions, which could adversely impact our future growth.

We are subject to U.S. and other trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign trade control laws and regulations, including various export controls and economic sanctions programs, such as those administered by OFAC. We monitor compliance in accordance with the 10 principles as set out in the United Nations Global Compact Principles, the Organisation for Economic Co-operation and Development recommendations relating to corruption, and the International Labor Organization Protocol in terms of certain of the items to be monitored. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating trade control laws as well as sanctions regulations.

Violations of trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S. and international trade control laws and regulations, including trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to create awareness about the risks of violations of trade control laws and sanctions regulations and to ensure compliance with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not act in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Any expansion into developing countries, and our development of new partnerships and joint venture relationships, could increase the risk of OFAC violations in the future.

In addition, our payment processing and financial services activities are subject to extensive regulation. Compliance with the requirements under the various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

We are required to comply with anti-corruption laws and regulations, including the FCPA and UK Bribery Act, in the jurisdictions in which we operate our business, which could adversely impact our future growth.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business, or securing any improper business advantage, and requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The UK Bribery Act includes provisions that extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government and the act is also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate or have investments lack a developed legal system and have higher than normal levels of corruption.

Any failure by us to adopt appropriate compliance procedures and ensure that our employees, agents and business partners comply with the anti-corruption laws and regulations could subject us to substantial penalties, and the requirement that we comply with these laws could put us at a competitive disadvantage against companies that are not required to comply. For example, in many emerging markets, there may be significant levels of official corruption, and thus, bribery of public officials may be a commonly accepted cost of doing business. Our refusal to engage in illegal behavior, such as paying bribes, may result in us not being able to obtain business that we might otherwise have been able to secure or possibly even result in unlawful, selective or arbitrary action being taken against us.

Violations of anti-corruption laws and regulations are punishable by civil penalties, including fines, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S., South African and other international anti-corruption laws and regulations, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not take actions in violation of our policies or these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition.

We do not have a South African banking license and, therefore, we provide our EPE solution through an arrangement with a third-party bank, which limits our control over this business and the economic benefit we derive from it. If this arrangement were to terminate, we would not be able to operate our EPE business without alternate means of access to a banking license.

The South African retail banking market is highly regulated. Under current law and regulations, our EasyPay Everywhere ("EPE") business activities require us to be registered as a bank in South Africa or to have access to an existing banking license. We are not currently so registered, but we have an agreement with Grindrod Bank, a subsidiary of African Bank Limited, that enables us to implement our EPE program in compliance with the relevant laws and regulations. If this agreement were to be terminated, we would not be able to operate these services unless we were able to obtain access to a banking license through alternate means. Furthermore, we have to comply with the South African Financial Intelligence Centre Act, 2001 and money laundering and terrorist financing control regulations, when we open new bank accounts for our customers and when they transact. Failure to effective implement and monitor responses to the legislation and regulations may result in significant fines or prosecution of Grindrod Bank and ourselves.

In addition, the South African Financial Advisory and Intermediary Services Act, 2002, requires persons who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. EasyPay Insurance was granted a Financial Service Provider, or FSP, license on June 9, 2015, and EasyPay Financial Services (Pty) Ltd was granted a FSP license on July 11, 2017. If our FSP licenses are withdrawn or suspended, we may be stopped from continuing our financial services businesses in South Africa unless we are able to enter into a representative arrangement with a third party FSP.

Furthermore, the proposed Conduct of Financial Institutions Bill will make significant changes to the current licensing regime however, the current proposal is that existing licences will be converted. The second draft of the Conduct of Financial Institutions Bill was published for public comment on September 29, 2020.

We may be subject to regulations regarding privacy, data use and/or security, which could adversely affect our business.

We are subject to regulations in a number of the countries in which we operate relating to the processing (which includes, *inter alia*, the collection, use, retention, security and transfer) of personal information about the people (whether natural or juristic) who use our products and services. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any regulatory requirements or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity. In addition, as noted above, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.

Amendments to the NCA were signed into law in South Africa in August 2019. Compliance with these amendments may adversely impact our micro-lending operations in South Africa.

In August 2019, the National Credit Amendment Bill, or debt-relief bill, was signed into law in South Africa. The effective date of the debt-relief bill has not yet been announced and has been significantly delayed. We believe that the debt-relief bill will restrict the ability of financial services providers to provide lending products to certain low-income earners and will increase the cost of credit to these consumers. As a result, compliance with the debt-relief bill may adversely impact our micro-lending operations in South Africa. Furthermore, we expect that it will take us, and other credit providers, some time to fully understand, interpret and implement this new legislation in our lending processes and practices. Non-compliance with the provisions of this new legislation may result in financial loss and penalties, reputational loss or other administrative punishment.

Risks Relating to our Common Stock

Our stock price has been and may continue to be volatile.

Our stock price has periodically experienced significant volatility. During the 2024 fiscal year, our stock price ranged from a low of $3.00 to a high of $5.33. We expect that the trading price of our common stock may continue to be volatile as a result of a number of factors, including, but not limited to the following:
- any adverse developments in litigation or regulatory actions in which we are involved;
- fluctuations in currency exchange rates, particularly the U.S. dollar/ZAR exchange rate;
- announcement of additional BEE transactions, especially one involving the issuance or potential issuance of equity securities or dilution or sale of our existing business in South Africa;
- quarterly variations in our operating results;
- significant fair value adjustments or impairment in respect of investments or intangible assets;
- announcements of acquisitions or disposals;
- the timing of, or delays in the commencement, implementation or completion of major projects;
- large purchases or sales of our common stock; and
- general conditions in the markets in which we operate.

Additionally, shares of our common stock can be expected to be subject to volatility resulting from purely market forces over which we have no control.

The put right we granted to the IFC Investors on the occurrence of certain triggering events may have adverse impacts on us.

In May 2016, we issued an aggregate of 9,984,311 shares of our common stock to the IFC Investors, of which, as of June 30, 2024, the IFC Investors held 7,366,866 shares. We granted the IFC Investors certain rights, including the right to require us to repurchase any share held by the IFC Investors pursuant to the May 2016 transaction upon the occurrence of specified triggering events, which we refer to as a "put right." The put price per share will be the higher of the price per share paid to us by the IFC Investors and the volume-weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect to a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror. If a put triggering event occurs, it could adversely impact our liquidity and capital resources. In addition, the existence of the put right could also affect whether or on what terms a third party might in the future offer to purchase our company. Our response to any such offer could also be complicated, delayed or otherwise influenced by the existence of the put right.

Approximately 35% of our outstanding common stock is owned by two shareholders. The interests of these shareholders may conflict with those of our other shareholders.

There is a concentration of ownership of our outstanding common stock because approximately 35% of our outstanding common stock is owned by two shareholders. Based on their most recent SEC filings disclosing ownership of our shares, Value Capital Partners (Pty) Ltd, or VCP, and IFC Investors, beneficially own approximately 24% and 11% of our outstanding common stock as of June 30, 2024, respectively.

The interests of VCP and the IFC Investors may be different from or conflict with the interests of our other shareholders. As a result of the significant combined ownership by VCP and the IFC Investors, they may be able, if they act together, to significantly influence the voting outcome of all matters requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, thus depriving shareholders of a premium for their shares, or facilitating a change of control that other shareholders may oppose.

We may seek to raise additional financing by issuing new securities with terms or rights superior to those of shares of our common stock, which could adversely affect the market price of such shares.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies, or to fund acquisitions. We may also wish to raise additional equity funding to reduce the amount of debt funding on our balance sheet. Because of the exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

Issuances of significant amounts of stock in the future could potentially dilute your equity ownership and adversely affect the price of our common stock.

We believe that it is necessary to maintain a sufficient number of available authorized shares of our common stock in order provide us with the flexibility to issue shares for business purposes that may arise from time to time. For example, we could sell additional shares to raise capital to fund our operations, to reduce debt or to acquire other businesses, issue shares in a BEE transaction, issue additional shares under our stock incentive plan or declare a stock dividend. Our board may authorize the issuance of additional shares of common stock without notice to, or further action by, our shareholders, unless shareholder approval is required by law or the rules of the NASDAQ Stock Market. The issuance of additional shares could dilute the equity ownership of our current shareholders and any such additional shares would likely be freely tradable, which could adversely affect the trading price of our common stock.

We have identified material weaknesses in our internal control over financial reporting which, if not timely remediated, may adversely affect the accuracy and reliability of our financial statements, and our reputation, business and stock price, as well as lead to a loss of investor confidence in us.

As described under Item 9A—"Controls and Procedures.", we concluded that our disclosure controls and procedures were not effective as of June 30, 2024 and that we had, as of such date, material weaknesses in our internal control over financial reporting related to information technology general controls and our annual goodwill impairment assessment. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis. The material weaknesses identified in Item 9A—"Controls and Procedures.", did not result in any adjustments or restatements of our audited and unaudited consolidated financial statements or disclosures for any prior period previously reported by us.

We intend to remediate these material weaknesses. While we believe the steps we take to remediate these material weaknesses will improve the effectiveness of our internal control over financial reporting and will remediate the identified deficiencies, if our remediation efforts are insufficient to address the material weakness or we identify additional material weaknesses in our internal control over financial reporting in the future, our ability to analyze, record and report financial information accurately, to prepare our financial statements within the time periods specified by the rules and forms of the SEC and to otherwise comply with our reporting obligations under the federal securities laws may be adversely affected. The occurrence of, or failure to remediate, these material weaknesses and any future material weaknesses in our internal control over financial reporting may adversely affect the accuracy and reliability of our financial statements and have other consequences that could materially and adversely affect our business, including an adverse impact on the market price of our common stock, potential actions or investigations by the SEC or other regulatory authorities, shareholder lawsuits, a loss of investor confidence and damage to our reputation.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price.

Under Section 404 of Sarbanes, we are required to furnish a management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The requirement to evaluate and report on our internal controls also applies to companies that we acquire. Some of these companies, such as Adumo, may not be required to comply with Sarbanes prior to the time we acquire them. The integration of these acquired companies into our internal control over financial reporting could require significant time and resources from our management and other personnel and may increase our compliance costs. If we fail to successfully integrate the operations of these acquired companies into our internal control over financial reporting, our internal control over financial reporting may not be effective.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based upon U.S. laws, including federal securities laws or other foreign laws, against us or certain of our directors and officers and experts.

While Lesaka is incorporated in the state of Florida, United States, the company is headquartered in Johannesburg, South Africa and substantially all of the company's assets are located outside the United States. In addition, the majority of Lesaka's directors and all its officers reside outside of the United States and the majority of our experts, including our independent registered public accountants, are based in South Africa.

As a result, even though you could effect service of legal process upon Lesaka, as a Florida corporation, in the United States, you may not be able to collect any judgment obtained against Lesaka in the United States, including any judgment based on the civil liability provisions of U.S. federal securities laws, because substantially all of our assets are located outside the United States. Moreover, it may not be possible for you to effect service of legal process upon the majority of our directors and officers or upon our experts within the United States or elsewhere outside South Africa and any judgment obtained against any of our foreign directors, officers and experts in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by a South African court.

South Africa is not a party to any treaties regarding the enforcement of foreign commercial judgments, as opposed to foreign arbitral awards. Accordingly, a foreign judgment that is not recognized in South Africa has no extra territorial effect, and is not directly enforceable in South Africa, but constitutes a cause of action which may be recognized and enforced by South African courts provided that:

- the court which pronounced the judgment had international jurisdiction and competence to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy in South Africa, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he or she was given a fair opportunity to be heard and that he or she enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by improper or fraudulent means;
- the judgment does not involve the enforcement of a penal or foreign revenue law or any award of multiple or punitive damages; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978 (as amended), of the Republic of South Africa.

It has been the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. South African courts have awarded compensation to shareholders who have suffered damages as a result of a diminution in the value of their shares based on various actions by the corporation and its management. Although the award of punitive damages is generally unenforceable in the South African legal system, that does not mean that such awards are necessarily contrary to public policy. The award of punitive damages is governed by the relevant South African legislation, the Conventional Penalties Act 15 of 1962 (as amended).

Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. Further, if a foreign judgment is enforced by a South African court, it will be payable in South African currency unless approval is obtained from SARB or an Authorised Dealer of SARB, to settle the judgement in another currency. Also, under South Africa's exchange control laws, the approval of SARB or an Authorised Dealer is required before a defendant resident in South Africa may pay money to a non-resident plaintiff in satisfaction of a foreign judgment enforced by a court in South Africa.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. In reaching the foregoing conclusions in respect of South Africa, we consulted with our South African legal counsel, Werksmans Inc.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We operate in the Southern African Fintech industry, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations—including, but not limited to, the following: intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is aligned with industry standards and best practices, specifically the Payment Card Industry Data Security Standard ("PCI DSS") and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. We periodically conduct a third-party Security Risk Assessment ("SRA") to identify the potential impact and likelihood of various cyber scenarios and to determine the appropriate mitigation strategies and controls. We also use this SRA to inform our cybersecurity roadmap and strategies to ensure the best IT security environment is implemented at our company. We use various tools and methodologies to manage cybersecurity risk—including, but not limited to, the following: the use of a Managed Endpoint Detection and Response ("EDR") software and Managed Network Detection and Response ("MNDR") for our Local Area Network (LAN) monitoring with internal and external Security Operations Center ("SOC") real-time monitoring, Data Loss Prevention ("DLP") enabled across email and web channels as well as mandatory Multi-factor Authentication ("MFA") in our IT environment. In addition, we do periodic backups and regularly test the process to recover any lost or corrupted data. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests, and threat intelligence feeds provided by our respective security vendors. We require third-party service providers with access to personal, confidential or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices.

We recognize the importance of cyber security awareness and skills development which is regularly provided to the general workforce, security teams, developers and senior management which includes regular crisis simulations to prepare respective teams for crisis scenarios. This also includes regular phishing simulations and campaigns.

Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. This could also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share.

Our Board of Directors exercises its oversight role through the Audit Committee, which provides the Board with regular reports and findings from our Group Chief Information Security Officer ("CISO"). Our CISO has 24+ years of experience in Information Technology, 20 years specifically in IT and IT Security combined. The CISO also has a Master's Degree in Information Security from Royal Holloway, University of London.

As of the date of this Annual Report, we do not believe any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our results of operations or financial condition. It should be read in conjunction with the other sections of this Annual Report, particularly Item 1A—"Risk Factors.", for a comprehensive understanding of the risks and uncertainties related to our business and operations.

ITEM 2.   PROPERTIES

We lease our corporate headquarters facility which consists of approximately 81,000 square feet in Johannesburg, South Africa We also lease properties throughout South Africa, including an approximately 10,000 square foot manufacturing facility in Lazer Park, Johannesburg, 194 financial services branches, 14 financial service express stores and 14 satellite branches. We also lease additional office space in Johannesburg, Cape Town and Durban, South Africa; and Gaborone, Botswana. These leases expire at various dates through 2029, assuming the exercise of options to extend. We believe that we have adequate facilities for our current busines operations.

ITEM 3.   LEGAL PROCEEDINGS

Litigation related to CPS

As a result of significant obligations relating to, and ongoing litigation arising out of, CPS' SASSA contract, including the exhaustion of CPS' legal appeals against a court judgment to repay additional SASSA implementation costs, CPS was placed into liquidation in October 2020. As a result, CPS' liquidators are currently in control of the CPS liquidated estate and are managing the affairs in relation thereto. We have proven our claims and are noted as a creditor along with other creditors in the liquidated estate. See Item 1A—"Risk Factors—Cash Paymaster Services, or CPS, has been placed into liquidation. While no claim has been made against Lesaka for CPS' obligations, we cannot provide assurance that no such claim will be made" for additional information.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market information

Our common stock is listed on The NASDAQ Global Select Market, or Nasdaq, in the United States under the symbol "LSAK" and on the JSE in South Africa under the symbol "LSK." The Nasdaq is our principal market for the trading of our common stock and we have a secondary listing on the JSE.

Our transfer agent in the United States is Computershare Shareowner Services LLC, 480 Washington Blvd, Jersey City, New Jersey, 07310. According to the records of our transfer agent, as of August 30, 2024, there were 7 shareholders of record of our common stock. We believe that a substantially greater number of beneficial owners of our common stock hold their shares though banks, brokers, and other financial institutions (i.e. "street name"). Our transfer agent in South Africa is JSE Investor Services (Pty) Ltd, One Exchange Square, 2 Gwen Lane, Sandown, Sandton, 2196, South Africa.

Dividends

We have not paid any dividends on shares of our common stock during our last two fiscal years and presently intend to retain future earnings to finance the expansion of the business. We do not anticipate paying any cash dividends in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, debt commitments, expansion plans, financial condition and other relevant factors.

Issuer purchases of equity securities

On February 5, 2020, our board of directors approved the replenishment of our existing share repurchase authorization to repurchase up to an aggregate of $100 million of common stock. The authorization has no expiration date.

The table below presents information relating to purchases of shares of our common stock during the fourth quarter of fiscal 2024:

Period	(a) Total number of shares purchased	(b) Average price paid per share ($)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum dollar value of shares that may yet be purchased under the plans or programs ($)
April 2024	0	-	-	100,000,000
May 2024[1]	262,468	4.84	-	100,000,000
June 2024[1]	3,568	4.58	-	100,000,000
Total	266,036		-	

(1) Relates to the delivery of shares of our common stock to us by certain of our employees to settle their income tax liabilities. These shares do not reduce the repurchase authority under the share repurchase program.

Share performance graph

The chart below compares the five-year cumulative return, assuming the reinvestment of dividends, where applicable, on our common stock with that of the S&P 500 Index and the NASDAQ Industrial Index. This graph assumes $100 was invested on June 30, 2019, in each of our common stock, the companies in the S&P 500 Index, and the companies in the NASDAQ Industrial Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
(AMONG LESAKA, THE S&P 500 INDEX AND THE NASDAQ INDUSTRIAL INDEX)

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 8—"Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See Item 1A— "Risk Factors" and "Forward Looking Statements."

U.S. securities laws require that when we publish any non-GAAP measures, we disclose the reason for using these non-GAAP measures and provide reconciliations to the most directly comparable GAAP measures. We discuss why we consider it useful to present these non-GAAP measures and the material risks and limitations of these measures, as well as a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measure below at "—Results of Operations—Use of Non-GAAP Measures" below.

Overview

We offer a wide range of solutions including transactional accounts (banking), lending, insurance, cash management solutions, card acceptance, supplier payments, software services and bill payments. By providing a full-service fintech platform in our connected ecosystem, we facilitate the digitization of commerce in our markets.

Sources of Revenue

We generate our revenues by charging transaction fees to merchants, financial service providers, utility providers, bill issuers and consumers; by selling airtime to merchants; by providing loans to merchants and consumers, and insurance products to consumers and by selling hardware, licensing software and providing related technology services to merchants.

We act as a service provider whereby we own and operate the technology and apply it in a system ourselves, charging one-time and ongoing fees for the use of the system either on a fixed or ad valorem basis. For instance, through Connect, we provide cash management and payment services to merchant customers through a digital vault which is located at the customer's premises and generate processing revenue from the provision of these services. We also offer merchant customers access to platforms through which we (a) generate revenue from the sale of prepaid airtime and (b) generate fees from distribution of VAS, including prepaid airtime, prepaid electricity, gaming voucher, and other services, to users of our platforms. We also generate fees from debit and credit card transaction processing and interest revenue from qualifying merchant customers who are able to access short-term loans. The revenue and costs associated with these services and sales are included in our merchant operating segment. We also generate fees from consumers utilizing our ATM network.

We provide consumers with bank accounts from which we generate a monthly fee and also charge fees on an ad valorem basis for goods and services purchased. Usage of our bank accounts also provides our customers with access to short-term loans and life insurance products. The revenue and costs associated with this approach are reflected in our consumer operating segment.

Developments during Fiscal 2024

This item generally discusses our 2024 results compared to our 2023 results. Discussions of our 2023 results compared to our 2022 results can be found within our Annual Report on Form 10-K for the year ended June 30, 2023.

Fiscal 2024 represents a transformative year for Lesaka. The continuation of our strong and consistent performance delivered a robust improvement in profitability, and we believe the anticipated completion of the Adumo acquisition, announced in fiscal 2024, will facilitate an acceleration of our organic growth story and cement Lesaka's position as Southern Africa's leading Fintech. The consistent strengthening in our financial position enables us to continue pursuing our organic and inorganic growth strategies.

Operating income of $3.6 million (ZAR 67.3 million) improved $18.9 million (ZAR 342.6 million) compared with an operating loss of $15.3 million (ZAR 275.3 million) during fiscal 2023. We reported a net loss attributable to the company of $17.4 million (ZAR 326.1 million) during fiscal 2024 compared with a net loss of $35.1 million (ZAR 629.2 million) during fiscal 2023.

We achieved our Group Adjusted EBITDA guidance, a non-GAAP measure, delivering $36.9 million (ZAR 690.9 million) in fiscal 2024, a 55% increase in ZAR, compared to $24.8 million (ZAR 445.5 million) during fiscal 2023, demonstrating consistent execution against our growth strategy. Refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures" for a reconciliation of Group Adjusted EBITDA. The continued resilience of our business model in a challenging environment for our merchant and consumer customers demonstrates the value our customers place on our services.

Our mission at Lesaka is to provide financial services, including software, to Southern Africa's underserviced consumers and merchants, improving people's lives and increasing financial inclusion in the markets in which we operate. We achieved this through our ability to efficiently digitalize commerce by providing a full-service fintech platform and facilitating the secular shift from cash to digital that is currently taking place.

Merchant Division

The year-on-year growth achieved by our Merchant Division ("Merchant") is supported by the robust secular trends underpinning financial inclusion, cash management and digitalization to empower micro-merchants, merchants and enterprise clients to transact efficiently and fulfill their potential.

Performance in Merchant has been driven by:

- Our **VAS and supplier payments** business continues to see adoption by micro-merchants.

VAS and supplier payments

Fiscal year ended June 30,	2024	2023	2022	2024 vs. 2023	2 year CAGR %
Approximate number of devices in deployment[1]	87,500	75,000	51,000	17%	31%
Throughput for the year (ZAR billions)	33.0	27.6	20.6	20%	27%
Throughput for the year excluding international money transfers (ZAR billions)	30.6	21.4	13.7	43%	49%

1. *2024 includes approximately 6,400 devices attributable to the acquisition of Touchsides, effective May 01, 2024, which are not enabled for VAS and supplier payments on the Kazang platform.*

  - We had approximately 87,500 devices deployed at June 30, 2024, representing a 17% year-on-year growth compared to approximately 75,000 devices one year ago, and represents a 2-year CAGR of 31% compared to June 30, 2022.
  - The 87,500 devices includes approximately 2,300 Touchsides merchants with devices already enabled for VAS and supplier payments on the Kazang platform and an additional 6,400 Touchsides devices which are not enabled for VAS and supplier payments on the Kazang platform. These 6,400 sites present an immediate opportunity to deploy a Kazang device enabling VAS sales and supplier payments.
  - Core to our device placement strategy is the decision to focus on quality business and optimizing our existing fleet, which is reflected in a healthy throughput growth and margin per device.
  - As previously communicated, our product mix for VAS and supplier payment sales has changed with low-margin money transfers reducing significantly due to a change in the regulatory environment impacting the industry as a whole. Money transfers comprised 7% of VAS and supplier payment throughput in fiscal 2024 compared to 22% in fiscal 2023. This change has had limited impact on profitability as money transfers are a very low margin product.
  - VAS and supplier payments throughput, excluding the low-margin money transfers, increased 43% year-on-year to ZAR 30.6 billion, and represents a 2-year CAGR of 49% compared to June 30, 2022.
  - Whilst we saw growth in our traditional VAS products of electricity, airtime and gaming, much of the growth has been driven by the uptake of our supplier payments platform by micro-merchants. As we bring more suppliers onto our platform, we anticipate these volumes will continue to grow. Supplier payment throughput volumes increased 124% in fiscal 2024 compared to fiscal 2023 and now accounts for approximately 35% of our VAS throughput volumes, compared to approximately 20% a year ago.
  - Touchsides was acquired at the end of April 2024 (refer below).

- Our **card acceptance** solutions to micro-merchants via Kazang Pay and to merchants through Card Connect.

Card acceptance

Fiscal year ended June, 30	2024	2023	2022	2024 vs. 2023	2 year CAGR %
Approximate number of devices in deployment[1]	51,850	44,900	22,650	15%	51%
Throughput for the year (ZAR billions)	15.6	12.0	6.1	30%	60%

- Our **lending** solutions offered to merchants through Capital Connect in the merchant market.

Lending

Fiscal year ended June, 30	2024	2023	2022	2024 vs. 2023	2 year CAGR %
Capital Connect credit disbursed (ZAR millions)	716	769	601	(7)%	9%
Capital Connect loan book size at period end (ZAR millions)	284	294	229	(4)%	11%

  o Capital Connect disbursed ZAR 716 million during fiscal 2024, compared to ZAR 769 million in the comparable period last year, representing a 7% decrease, reflective of challenging economic conditions, including higher interest rates, experienced by merchants in South Africa during fiscal 2024

  o We continue to see demand for our merchant lending offering however the deteriorating performance and financial strength of many of our merchants means they do not meet our credit criteria, resulting in fewer and smaller extensions. Whilst strict application of our credit criteria has led to negative growth, it has protected and maintained the quality of our book through this cycle. Growth in credit disbursed and the Capital Connect loan book size at the end of the year represents a 2-year CAGR of 9% and 11% respectively.

  o Capital Connect's lending proposition is an important component in enabling the merchants we serve to compete and grow. Since inception, Capital Connect has distributed more than ZAR 3 billion of funding to merchants and can provide funding of up to ZAR 5 million in under 24 hours. Quick access to affordable and flexible opportunity capital is vital in every stage of a merchants' lifecycle, enabling them to never miss an opportunity.

  o In fiscal 2024 Capital Connect launched *"Fuel Connect"*, a tailored lending solution addressing complexities in fuel ordering, aimed at solving for merchants' pain points.

  o Kazang Pay Advance, our lending offering in the micro-merchant sector, was suspended in early fiscal 2024 following the decision to discontinue the current product, especially in the high interest rate environment. We continued to explore other options with respect to this offering with it now in live pilot phase. We are monitoring payment behavior on a smaller loan book and applying stricter lending criteria before the official relaunch later in fiscal 2025.

- Our **cash management and digitalization** solutions effectively "puts the bank" in approximately 4,440 merchants' stores.

Cash management and digitalization

Fiscal year ended June 30,	2024	2023	2022	2024 vs. 2023	2 year CAGR %
Approximate number of devices in deployment	4,440	4,390	4,080	1%	4%
Cash settlements (throughput) for the year (ZAR billions)	112.6	110.1	102.1	2%	5%

  o Our cash business remains a vital product in our merchant offering and is a key differentiator for us in the digitalization of cash. We provide robust cash vaults in the SME sector (Cash Connect) and are building a presence in the micro-merchant sector (Kazang Vaults), which enables our merchant customer base to significantly mitigate their operational risks pertaining to cash management and security.

  o Whilst there is trend towards digital payments, cash remains as the most significant portion of retail transactions especially in informal markets. This business is primarily exposed to the mid-market SMEs, a sector which has experienced challenges such as power outages, high price inflation and a slowdown in consumer spending, over the past 24 months. This impacted the merchants we serve in this sector and resulted in increased bankruptcies and vault upliftments which affected the net growth in the vault estate.

  o Our merchants deposited over ZAR 113 billion in cash into our vaults in fiscal 2024 evidencing the value they derive from our ability to digitalize this cash and immediately provide access to working capital.

Acquisition of Touchsides

In February 2024 we announced the acquisition of Touchsides (Pty) Ltd ("Touchsides") and the deal closed on April 30, 2024. Touchsides is a leading data analytics and insights company, and highly complementary with our Kazang business. The acquisition significantly expands Kazang's footprint in the informal market by adding an established solution that has a strong presence in the licensed tavern market. The business provides platform-as-a-service ("PaaS") and software-as-a-service ("SaaS") solutions to licensed tavern outlets, enabling the measurement of sales activity in real-time, management of stock levels and informing commercial decisions, such as pricing and promotional offers.

The data and insights gathered from these terminals carries significant value and potential to be monetized through relationships with a range of clients including fast-moving consumer goods companies, retailers, wholesalers, route-to-market suppliers, and financiers.

Touchsides is managed as part of our micro-merchant business and has been allocated to our Merchant operating segment.

Acquisition of Adumo

In May 2024 we announced the acquisition of Adumo RF (Pty) Ltd ("Adumo"), which is subject to shareholder and regulatory approvals.

Adumo is an independent payments and commerce enablement platform in Southern Africa, serving approximately 23,000 active merchants with operations across South Africa, Namibia, Botswana and Kenya. For more than two decades, Adumo has facilitated physical and online commerce between retail merchants and end-consumers by offering a unique combination of payment processing and integrated software solutions, which currently include embedded payments, integrated payments, reconciliation services, merchant lending, customer engagement tools, card issuing program management and data analytics.

Adumo operates across three businesses, which provide payment processing and integrated software solutions to different end markets:

- The Adumo Payments business offers payment processing, integrated payments and reconciliation solutions to small-and-medium ("SME") merchants in South Africa, Namibia and Botswana, and also provides card issuing program management to corporate clients such as Anglo American and Coca-Cola;
- The Adumo ISV business, also known as GAAP, has operations in South Africa, Botswana and Kenya, and clients in a further 21 countries, and is the leading provider of integrated point-of-sales software and hardware to the hospitality industry in Southern Africa, serving clients such as KFC, McDonald's, Pizza Hut, Nando's and Krispy Kreme; and,
- The Adumo Ventures business offers online commerce solutions (Adumo Online), cloud-based, multi-channel point-of-sales solutions (Humble) and an aggregated payment and credit platform for in-store and online commerce (SwitchPay) to SME merchants and corporate clients in South Africa and Namibia.

Adumo generates the majority of its revenue from per transaction fees that are calculated as a percentage of transaction value, and software-as-a-service ("SaaS") subscription fees charged to merchants. As of June 30, 2024, Adumo employed approximately 950 employees throughout Southern Africa.

The acquisition continues Lesaka's consolidation in the Southern African fintech sector. The Lesaka ecosystem will serve approximately 1.7 million active consumers, 120,200 merchants, and processes over ZAR 270 billion in throughput (cash, card and VAS) per year.

The combined Group will have over 3,300 employees operating on the ground in five countries: South Africa, Namibia, Botswana, Zambia, and Kenya.

The acquisition enhances Lesaka's strengths in both the consumer and merchant markets.

The purchase consideration will be settled through the combination of an issuance of 17,279,803 shares of our common stock and a ZAR 232 million ($12.5 million, translated at the prevailing rate of $1: ZAR 18.5 as of May 6, 2024) payment in cash. The share issuance was based off of the Base Purchase Consideration, as defined in the transaction agreement, of ZAR 1.59 billion ($85.9 million), less the ZAR 232 million cash payment, implying a value per share of $4.25 ((ZAR 1.59 billion – ZAR 0.232 billion)/17,279,803 / ZAR 18.5). Adumo shareholders include Apis Growth Fund I, a private equity fund managed by Apis Partners LLP ("Apis"), African Rainbow Capital ("ARC"), the largest shareholder of Crossfin Holdings (RF) Pty Ltd ("Crossfin"), as well as the International Finance Corporation and Adumo management.

As of September 11, 2024, the majority of shareholder and regulatory approvals required in finalizing this transaction have been satisfied. The transaction is expected to close by October 2024 (quarter two of fiscal 2025) once the remaining procedural customary closing conditions are satisfied.

Consumer Division

In our Consumer Division we offer transactional accounts (banking), insurance, lending and payments solutions designed to improve the lives of historically underserviced consumers and continue to deliver against our strategic focus areas underpinning our growth strategy. Progress made on these levers: (i) growing active EasyPay Everywhere ("EPE") account numbers, (ii) increasing average revenue per user ("ARPU") through cross-selling and (iii) cost optimization, and (iv) enhancing our product and service offering, resulted in revenue and profitability growth in the Consumer Division in fiscal 2024.

Consumer

Fiscal year ended June 30,	2024	2023	2024 vs. 2023
Transactional accounts (banking) - EasyPay Everywhere ("EPE")			
Approximate Gross EPE account activations for the year - Permanent grant recipients (number)	326,000	186,000	75%
Approximate Net EPE account activations for the year - Permanent grant recipients (number)	192,000	79,000	143%
Total active EPE transactional account base at year end (millions)	1.51	1.28	19%
Total active EPE transactional account base at year end - Permanent grant recipients (millions)	1.33	1.10	21%
Lending - EasyPay Loans			
Approximate number of loans originated during the year (number)	1,061,000	850,000	24%
Gross advances (ZAR billions)	1.7	1.3	29%
Loan book size, before allowances, at year end[1] (ZAR millions)	548	415	32%
Insurance - EasyPay Insurance			
Approximate number of insurance policies written in the year (number)	170,000	124,000	37%
Total active insurance policies on book at year end (number)	439,000	335,000	31%
Average revenue per customer per month, as of June 30, (permanent grant beneficiaries) (ZAR)	90	80	13%

1. *Gross loan book, before provisions.*

The progress on our key initiatives is as follows:

- *Driving customer acquisition*

    o Gross EPE account activations, for the permanent base, during fiscal 2024 showed significant year-on-year improvement due to various strategic initiatives. We achieved approximately 326,000 gross account activations in the year, increasing 75% compared to approximately 186,000 in fiscal 2023. After accounting for churn, net active account growth for the year increased 143% to approximately 192,000 accounts, compared to approximately 79,000 in fiscal 2023.

    o Our total active EPE transactional account base stood at approximately 1.47 million at the end of June 2024, of which approximately 1.33 million (or approximately 87%) are permanent grant recipients. The balance comprises Social Relief of Distress ("SRD") grant recipients, which was introduced during the COVID pandemic and extended in calendar year 2023.

    o Our priority is to grow our permanent grant recipient customers base, where we can build deeper relationships by offering other products such as insurance and lending. We do not offer the same breadth of service to the SRD grant base due to the temporary nature of the grant.

- *Progress on cross selling*

    EasyPay Loans

    o We originated approximately 1.06 million loans during the year with our consumer loan book, before allowances ("gross book"), increasing 32% to ZAR 548 million as of June 30, 2024, compared to ZAR 415 million as of June 30, 2023.

    o We have not amended our credit scoring or other lending criteria and the growth is reflective of the demand for our tailored loan product for this market, growth in EPE bank account customer base and improved cross-selling capabilities.

    o The loan conversion rate continues to improve following the implementation of a number of targeted Consumer lending campaigns and encouraging results from our digital channels during the year.

    o The portfolio loss ratio of approximately 6%, calculated as the loans written off during fiscal 2024 as a percentage of the total gross loan book at the end of the period, remained stable on an annualized basis, compared to fiscal 2023.

EasyPay Insurance

     o   Our funeral insurance product continued its strong growth and is a material contributor to the improvement in our overall ARPU. We have been able to improve customer penetration to approximately 33% of our active permanent grant account base as of June 30, 2024, compared to approximately 31% as of June 30, 2023. Approximately 170,000 new policies were written during fiscal 2024, increasing 37%, compared to approximately 124,000 in fiscal 2023. The total number of active policies has grown by 31% to approximately 439,000 policies as of June 30, 2024, compared to June 30, 2023.

ARPU

     o   ARPU for our permanent client base has increased to approximately ZAR 90 as of June 30, 2024, from approximately ZAR 80 as of June 30, 2023.

Economic Environment and Impact of loadshedding

The economic environment in South Africa remains challenging for our consumer and merchant customers. Whilst inflation has come down into the top end of the Reserve Bank's target range, the impact of the past two year's high inflationary and interest rate environment has impacted consumers. Likewise, our merchant customers have operated in a challenging environment, especially in the formal SME segment where we have seen the impact in our cash and lending business. Notwithstanding the challenges, our business model has proved resilient, and we have managed to continue growing our consumer and merchant base whilst delivering improved Group Adjusted EBITDA.

Recent developments have bolstered confidence in our economy. Whilst, as of the date of this Annual Report, the Reserve Bank has not reduced interest rates, there is a possibility that a downward cycle in interest rates will start soon. Power cuts, or loadshedding, has seen a marked improvement compared to last year. South Africa recently went through more than 100 days without loadshedding. The lead up to the national elections in May 2024 was a period of significant uncertainty for South Africa. The eventual outcome, with a Government of National Unity being formed, was positively received by the market, with the stock exchange reaching record highs and the bond market recording record inflows, reflecting renewed confidence.

Overall, the South African economy remains challenging with high unemployment, high interest rates and low growth expectations. We do not foresee any major changes however anticipate that a lower interest rate environment would bring much needed relief to consumers and merchants in South Africa.

Improvement in our Broad Based Black Economic Empowerment ("B-BBEE") rating to level 4

B-BBEE is a key strategic priority for us. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for various elements. Scorecards are independently reviewed by accredited BEE verification agencies which issue a certificate that presents an entity's BEE Contributor Status Level, with level 1 being the highest and "no rating" (a level below level 8) as the lowest. During fiscal 2023, we made significant progress in terms of improving our empowerment credentials and in September 2023 we reported that our independently verified B-BBEE rating improved to a level 5 rating from a level 8 rating, simultaneously setting out our aim to achieve a level 4 rating by the end of fiscal year 2024.

Together with various B-BBEE initiatives and programmes being rolled out, including our Youth Employment Services ("YES") programme, we achieved this target during the second quarter of fiscal 2024 and have received an independently verified B-BBEE rating of level 4.

Leadership Changes in fiscal 2024

On February 29, 2024 Mr. Chris Meyer completed his tenure as Group CEO of Lesaka, a position he held since July 1, 2021. Mr. Ali Mazanderani took over the majority of Mr. Meyer's responsibilities as Executive Chairman of Lesaka on March 1, 2024. Ali Mazanderani has been integral to the development of Lesaka's strategy and has been a Non-Executive Director since 2020. As part of the change in leadership, Mr. Kuben Pillay, stepped down as our Chairman on January 31, 2024, and commenced his role as Lead Independent Director of Lesaka on February 1, 2024.

Critical Accounting Policies

Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. As future events and their effects cannot be determined with absolute certainty, the determination of estimates requires management's judgment based on a variety of assumptions and other determinants such as historical experience, current and expected market conditions and certain scientific evaluation techniques. Management believes that the following accounting policies are critical due to the degree of estimation required and the impact of these policies on the understanding of the results of our operations and financial condition.

Business Combinations and the Recoverability of Goodwill

A significant component of our growth strategy is to acquire and integrate businesses that complement our existing operations. The purchase price of an acquired business is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods, including present value modeling. Further, we make assumptions using certain valuation techniques, including discount rates and timing of future cash flows.

We review the carrying value of goodwill annually or more frequently if circumstances indicating impairment have occurred. In performing this review, we are required to estimate the fair value of goodwill that is implied from a valuation of the reporting unit to which the goodwill has been allocated after deducting the fair values of all the identifiable assets and liabilities that form part of the reporting unit. The determination of the fair value of a reporting unit requires us to make significant judgments and estimates. In determining the fair value of reporting units for fiscal 2024, our key judgements related to reporting unit revenue growth rates and the weighted-average cost of capital applicable to peer and industry comparables of the reporting units. In determining the fair value of reporting units for fiscal 2023, we considered entity-specific growth rates, future expected cash flows to be used in our discounted cash flow model, and the weighted-average cost of capital applicable to peer and industry comparables of the reporting units. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units.

The results of our impairment tests during fiscal 2024 indicated that the fair value of our reporting units exceeded their carrying values and so did not require impairment. The results of our impairment tests during fiscal 2023 indicated that the fair value of our reporting units exceeded their carrying values, with the exception of the $7.0 million of goodwill impaired during fiscal 2023, as discussed in Note 10 to our audited consolidated financial statements.

Intangible Assets Acquired Through Acquisitions

The fair values of the identifiable intangible assets acquired through acquisitions were determined by management using the purchase method of accounting. We did not identify any significant intangible assets related to the Touchsides acquisition in fiscal 2024. We completed the acquisition of Connect during fiscal 2022 where we identified and recognized intangible assets. We used the relief from royalty method to value identified brands and the multi-period excess earnings method to value the integrated platform and identified customer relationships. We have used the relief from royalty method, the multi-period excess earnings method, the income approach and the cost approach to value other historic acquisition-related intangible assets. In so doing, we made assumptions regarding expected future revenues and expenses to develop the underlying forecasts, applied contributory asset charges, discount rates, exchange rates, cash tax charges and useful lives.

The valuations were based on information available at the time of the acquisition and the expectations and assumptions that were deemed reasonable by us. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual cash flows may vary from forecasts of future cash flows. To the extent actual cash flows vary, revisions to the useful life or impairment of intangible assets may be necessary. Management assess the useful life of the acquired intangible assets upon initial recognition and revisions to the useful life or impairment of these intangible assets may be necessary in the future.

Revenue recognition – principal versus agent considerations

We generate revenue from the provision of transaction-processing services through our various platforms and service offerings. We use these platforms to (a) sell prepaid airtime vouchers which was held as inventory and (b) distribute VAS, including prepaid airtime vouchers (which we do not hold as inventory), prepaid electricity, gaming voucher, and other services, to users of our platforms. The determination of whether we act as a principal or as an agent when providing these services requires a significant amount of judgement and is based on whether (i) we are primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) we have inventory risk before the specified good or service has been transferred to a customer and (iii) we have discretion in establishing the price for the specified good or service. When we are the principal in a transaction, such as when we purchase (and thus control and assume inventory risk) prepaid airtime before selling it to customers utilizing our platform, revenue is reported on a gross basis. When we are an agent in a transaction, such as when we distribute VAS on behalf of our customers, and do not control the good or service to be provided, revenue is recognized based on the amount that we are contractually entitled to receive for performing the distribution service on behalf of our customers using our platform.

Valuation of investment in Cell C

We have elected to measure our investment in Cell C, an unlisted equity security, at fair value using the fair value option. Changes in the fair value of this equity security are recognized in the caption "change in fair value of equity securities" in our audited consolidated statements of operations. The tax impact related to the change in fair value of equity securities is included in income tax expense in our audited consolidated statements of operation. The determination of the fair value of this equity security requires us to make significant judgments and estimates. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Refer to Note 6 of our audited consolidated financial statements regarding the valuation inputs and sensitivity related to our investment in Cell C.

We used a discounted cash flow model to determine the fair value of our investment in Cell C as of June 30, 2024 and 2023, and valued Cell C at $0.0 (zero) as of each of June 30, 2024 and 2023. We utilized the latest business plan provided by Cell C management for the period ended December 31, 2027, for the June 30, 2024 and 2023 valuations, and the following key valuation inputs were used:

Weighted Average Cost of Capital:	Between 21% and 26% over the period of the forecast
Long-term growth rate:	4.5% (4.5% as of June 30, 2023)
Marketability discount:	21% (20% as of June 30, 2023)
Minority discount:	24% (24% as of June 30, 2023)
Net adjusted external debt - June 30, 2024:[1]	ZAR 8 billion ($0.4 billion), no lease liabilities included
Net adjusted external debt - June 30, 2023:[2]	ZAR 8.1 billion ($0.4 billion), no lease liabilities included

(1) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2024.
(2) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2023.

We believe the Cell C business plan is reasonable based on the current performance and the expected changes in the business model. Refer to the sensitivity analysis included in Note 6 to our audited consolidated financial statements related to our valuation of Cell C as of June 30, 2024.

Recoverability of equity securities and equity-accounted investments

We review our equity securities and equity-accounted investments for impairment whenever events or circumstances indicate that the carrying amount of the investment may not be recoverable. In performing this review, we are required to estimate the fair value of our equity-accounted investments and other equity securities. The determination of the fair value of these investments requires us to make significant judgments and estimates.

Other equity securities include our investments in MobiKwik and CPS. These equity securities do not have readily determinable fair values and therefore we have elected to measure these investments at cost minus impairment, if any, plus or minus chang resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If we identify an impairment indicator related to these equity securities, we are required to assess the carrying value of these equity securities against their fair value. We did not identify any impairment indicators during each of fiscal 2024, 2023 and 2022, and therefore did not recognize any impairment losses related to these equity securities during those years.

The determination of the fair value of an investment requires us to make significant judgments and estimates. We are required to base our estimates on assumptions which we believe to be reasonable, but these assumptions may be unpredictable and inherently uncertain.

The Company did not identify any observable transactions during either of the years ended June 30, 2024, 2023 and 2022, and therefore there was no change in the fair value of MobiKwik during the year. During the year ended June 30, 2021, MobiKwik entered into a number of separate agreements with new shareholders to raise additional capital through the issuance of additional shares. Specifically, our current valuation is based on an observable price change in an orderly transaction for similar or identical equity securities issued by MobiKwik in a capital raise concluded in June 2021, of $245.50 per share. The carrying value of our investment in MobiKwik is $76.3 million as of June 30, 2024. Any change in the fair value of MobiKwik is included in the caption "Change in fair value of equity securities" in our audited consolidated statement of operations.

We did not identify any impairment indicators during fiscal 2022 and therefore did not recognize any impairment losses related to our equity-accounted investments during that year. We performed impairment assessments during fiscal 2024 and 2023, for ou investment in Finbond Group Limited "(Finbond") following the identification of certain impairment indicators. The results of our impairment tests during fiscal 2024 and 2023, resulted in impairments of $1.2 million and $1.1 million, respectively, related to our equity-accounted investments. These impairments are discussed in Note 9 to our audited consolidated financial statements. On August 10, 2023, we, through our wholly owned subsidiary Net1 Finance Holdings (Pty) Ltd, entered into an agreement with Finbond to sell our remaining shareholding to Finbond for a cash consideration of ZAR 64.2 million ($3.5 million), or ZAR 0.2911 per share.

For fiscal 2024, in determining the fair value of Finbond, we used the price of ZAR 0.2911 referenced in the August 2023 agreement to calculate the determined fair value for Finbond. For fiscal 2023, in determining the fair value of Finbond, as it is listed on the Johannesburg Stock Exchange, its market price as of the impairment assessment dates, adjusted for a liquidity discount of 25%.

We based our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. The fair value of our investment in Finbond was sensitive to movements in its market price, which is quoted in ZAR, because we used th market price as the basis of our valuation.

Deferred Taxation

We estimate our tax liability through the calculations done for the determination of our current tax liability, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are disclosed on our balance sheet.

Management then has to assess the likelihood that deferred tax assets are more likely than not to be realized in the foreseeable future. A valuation allowance is created if it is determined that a deferred tax asset will not be realized in the foreseeable future. Any change to the valuation allowance would be charged or credited to income in the period such determination is made. In assessing the need for a valuation allowance, historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practicable tax planning strategies are considered. During fiscal 2024, 2023, and 2022, respectively we recorded a net decrease of $5.6 million, $8.0 million and $1.7 million, to our valuation allowance. As of June 30, 2024 and 2023, the valuation allowance related to deferred tax assets was $114.7 million and $109.1 million, respectively.

Stock-based Compensation

Management is required to make estimates and assumptions related to our valuation and recording of stock-based compensation charges under current accounting standards. These standards require all share-based compensation to employees to be recognized in the statement of operations based on their respective grant date fair values over the requisite service periods and also requires an estimation of forfeitures when calculating compensation expense.

We utilize the Cox Ross Rubinstein binomial model to measure the fair value of stock options granted to employees and directors. We have also utilized a bespoke adjusted Monte Carlo simulation discounted cash flow model to measure the fair value of restricted stock with market conditions granted to employees and directors. The stock-based compensation cost related to these valuations has been recognized on a straight-line basis. These valuation models require estimates of a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. Our management has estimated forfeitures based on historic employee behavior under similar compensation plans. The fair value of stock options is affected by the assumptions selected. The fair value calculation is especially sensitive to our valuation assumption with respect to expected volatility. For instance, a 5% increase (to 53%) or 5% decrease (to 43%) in the expected volatility used (of 48%) to value stock options granted in June 2024, would result in a charge that was 11% higher (if 53% were used) or 11% lower (if 43% were used). Net stock-based compensation expense from continuing operations was $7.9 million, $7.3 million and $3.0 million for fiscal 2024, 2023 and 2022, respectively.

Accounts Receivable and Allowance for Credit Losses

We use a lifetime loss rate by expressing write-off experience as a percentage of corresponding invoice amounts (as opposed to outstanding balances). The allowance for credit losses related to these receivables has been calculated by multiplying the lifetime loss rate with recent invoice/origination amounts.

Prior to July 1, 2023, a specific provision is established where it is considered likely that all or a portion of the amount due from customers renting safe assets, point of sale ("POS") equipment, receiving support and maintenance or transaction services or purchasing licenses or SIM cards from us that will not be recovered. Non-recoverability is assessed based on a quarterly review by management of the ageing of outstanding amounts, the location and the payment history of the customer in relation to those specific amounts.

We use historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for our lending books. The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the lifetime loss rate with the month-end outstanding lending book.

Prior to July 1, 2023, we regularly reviewed the ageing of outstanding amounts due from borrowers and adjusted its allowance based on management's estimate of the recoverability of the finance loans receivable. We write off microlending finance loans receivable and related service fees and interest if a borrower is in arrears with repayments for more than three months or is deceased. We write off merchant and working capital finance receivables and related fees when it is evident that reasonable recovery procedures, including where deemed necessary, formal legal action, have failed.

Lending

Merchant lending

The allowance for credit losses related to Merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. Our risk management procedures include adhering to our proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. We consider these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

We recently (in the past three years) commenced lending to merchant customers and uses historical default experience over the lifetime of loans generated thus far in order to calculate a lifetime loss rate for the lending book. The allowance for credit losses related to these merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The lifetime loss rate as of each of July 1, 2023 and June 30, 2024, was approximately 1.18%. The performing component (that is, outstanding loan payments not in arrears), under-performing component (that is, outstanding loan payments that are in arrears) and non-performing component (that is, outstanding loans for which payments appeared to have ceased) of the book represents approximately 84%, 15% and 1%, respectively, of the outstanding lending book as of June 30, 2024.

Prior to July 1, 2023, we maintained an allowance for credit losses - finance loans receivable related to our Merchant services segment with respect to short-term loans to qualifying merchant customers. Our policy was to regularly review the ageing of outstanding amounts due from these merchants and an allowance is created for the full amount outstanding if the customer was in arrears for more than 15 days. We wrote off loans and related interest and fees when it is evident that reasonable recovery procedures, including where deemed necessary, formal legal action, had failed.

Consumer microlending

The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the lifetime loss rate with the month-end outstanding lending book. Loans to customers have a tenor of up to six months, with the majority of loans originated having a tenor of six months. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are in line with local regulations. We consider this policy to be appropriate because the affordability test it performs takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of its customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

We have operated this lending book for more than five years and use historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for the lending book. We analyze this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. The allowance for credit losses related to these microlending finance loans receivables is calculated by multiplying the lifetime loss rate with the month end outstanding lending book. The lifetime loss rate as of each of July 1, 2023 and June 30, 2024, was 6.50%. The performing component (that is, outstanding loan payments not in arrears) of the book exceeds more than 98% of outstanding lending book as of June 30, 2024.

Prior to July 1, 2023, we maintained an allowance for credit losses - finance loans receivable related to our Consumer services segment with respect to short-term loans to qualifying customers. Our policy was to regularly review the ageing of outstanding amounts due from borrowers and adjust the provision based on management's estimate of the recoverability of finance loans receivable. We wrote off microlending loans and related service fees if a borrower is in arrears with repayments for more than three months or dies.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

Refer to Note 2 of our audited consolidated financial statements for a full description of recent accounting pronouncements, including the dates of adoption and effects on financial condition, results of operations and cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2024

Refer to Note 2 of our audited consolidated financial statements for a full description of recent accounting pronouncements not yet adopted as of June 30, 2024, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Currency Exchange Rate Information

Actual exchange rates

The actual exchange rates for and at the end of the periods presented were as follows:

Table 1

	June 30,		
	2024	**2023**	**2022**
ZAR : $ average exchange rate	18.7070	17.7641	15.2154
Highest ZAR : $ rate during period	19.4568	19.7558	16.2968
Lowest ZAR : $ rate during period	17.6278	16.2034	14.1630
Rate at end of period	18.1808	18.8376	16.2903



Translation Exchange Rates

We are required to translate our results of operations from ZAR to U.S. dollars on a monthly basis. Thus, the average rates used to translate this data for the years ended June 30, 2024, 2023 and 2022, vary slightly from the averages shown in the table above. The translation rates we use in presenting our results of operations are the rates shown in the following table:

Table 2

	June 30,		
	2024	**2023**	**2022**
Income and expense items: $1 = ZAR	18.6844	17.9400	15.1978
Balance sheet items: $1 = ZAR	18.1808	18.8376	16.2903

We have translated the results of operations and operating segment information for the year ended June 30, 2024, provided in the tables below using the actual average exchange rates per month between the USD and ZAR in order to reduce the reconciliation of information presented to our chief operating decision maker. The impact of using this method compared with the average rate for the quarter and year to date is not significant, however, it does result in minor differences. We believe that presentation using the average exchange rates per month compared with the average exchange rate per quarter and for the year improves the accuracy of the information presented in our external financial reporting and leads to fewer differences between our external reporting measures which are supplementally presented in ZAR, and our internal management information, which is also presented in ZAR.

Results of operations

The discussion of our consolidated overall results of operations is based on amounts as reflected in our audited consolidated financial statements which are prepared in accordance with U.S. GAAP. We analyze our results of operations both in U.S. dollars, as presented in the audited consolidated financial statements, and supplementally in ZAR, because ZAR is the functional currency of the entities which contribute the majority of our results and is the currency in which the majority of our transactions are initially incurred and measured. Presentation of our reported results in ZAR is a non-GAAP measure. Due to the significant impact of currency fluctuations between the U.S. dollar and ZAR on our reported results and because we use the U.S. dollar as our reporting currency, we believe that the supplemental presentation of our results of operations in ZAR is useful to investors to understand the changes in the underlying trends of our business.

Our operating segment revenue presented in "—Results of operations by operating segment" represents total revenue per operating segment before intercompany eliminations. A reconciliation between total operating segment revenue and revenue, as well as the reconciliation between our segment performance measure and net loss before tax (benefits) expense, is presented in our audited consolidated financial statements in Note 21 to those statements. Our chief operating decision maker was our Group Chief Executive Officer until February 29, 2024 and has been our Executive Chairman since March 1, 2024, and our Group Chief Executive Officer evaluated and our Executive Chairman evaluates, respectively, segment performance based on segment earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for items mentioned in the next sentence ("Segment Adjusted EBITDA") for each operating segment. We do not allocate once-off items (as defined below), stock-based compensation charges, depreciation and amortization, impairment of goodwill or other intangible assets, certain lease expenses ("Lease expenses"), other items (including gains or losses on disposal of investments, fair value adjustments to equity securities, fair value adjustments to currency options), interest income, interest expense, income tax expense or loss from equity-accounted investments to our reportable segments. Once-off items represents non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. The Lease expenses reflect lease expenses (refer to Note 8 to our audited consolidated financial statements) and the Stock-based compensation adjustments reflect stock-based compensation expense and are both excluded from the calculation of Segment Adjusted EBITDA and are therefore reported as reconciling items to reconcile the reportable segments' Segment Adjusted EBITDA to our loss before income tax expense.

Group Adjusted EBITDA represents Segment Adjusted EBITDA after deducting Lease expenses and group costs. Refer also "Results of Operations—Use of Non-GAAP Measures" below.

Fiscal 2024 and 2023 includes Connect for the entire fiscal year and fiscal 2022 includes consolidation of Connect from April 14, 2022. Refer also to Note 3 to the audited consolidated financial statements for additional information regarding this transaction.

We analyze our business and operations in terms of two inter-related but independent operating segments: (1) Merchant Divisio and (2) Consumer Division. In addition, corporate activities that are impracticable to allocate directly to the operating segments, as well as any inter-segment eliminations, are included in Group costs. Inter-segment revenue eliminations are included in Eliminations.

Fiscal 2024 Compared to Fiscal 2023

The following factors had a significant influence on our results of operations during fiscal 2024 as compared with the same period in the prior year:

- *Higher revenue:* Our revenues increased by 11.4% in ZAR, primarily due to an increase in low margin prepaid airtime sales and other value-added services, as well as higher transaction, insurance and lending revenues, which was partially offset by lower hardware sales revenue in our POS hardware distribution business given the lumpy nature of bulk sales;
- *Operating income generated:* Operating profitability was achieved following years of operating losses as a result of the various cost reduction initiatives in Consumer implemented in prior periods as well as the contribution from Connect;
- *Higher net interest charge:* The net interest charge increased to ZAR 311.2 million from ZAR 299.9 million primarily due to higher interest rates;
- *Significant transaction costs:* We expensed $2.3 million of transaction costs related to the Adumo transaction in fiscal 2024; and
- *Foreign exchange movements:* The U.S. dollar was 4.1% stronger against the ZAR during fiscal 2024 compared to the prior period, which adversely impacted our U.S. dollar reported results.

Consolidated overall results of operations

This discussion is based on the amounts prepared in accordance with U.S. GAAP.

The following tables show the changes in the items comprising our statements of operations, both in U.S. dollars and in ZAR:

Table 3

	In U.S. Dollars		
	Year ended June 30,		
	2024 $ '000	2023 $ '000	$ % change
Revenue	564,222	527,971	7%
Cost of goods sold, IT processing, servicing and support	442,673	417,544	6%
Selling, general and administration	92,001	95,050	(3%)
Depreciation and amortization	23,665	23,685	(0%)
Impairment loss	-	7,039	nm
Transaction costs related to Adumo transaction	2,293	-	nm
Operating income (loss)	3,590	(15,347)	nm
Reversal of allowance for EMI doubtful debt receivable	250	-	nm
Loss on disposal of equity-accounted investment	-	205	nm
Interest income	2,294	1,853	24%
Interest expense	18,932	18,567	2%
Loss before income tax expense (benefit)	(12,798)	(32,266)	(60%)
Income tax expense (benefit)	3,363	(2,309)	nm
Net loss before loss from equity-accounted investments	(16,161)	(29,957)	(46%)
Loss from equity-accounted investments	(1,279)	(5,117)	(75%)
Net loss attributable to us	(17,440)	(35,074)	(50%)

Table 4

	In South African Rand		
	Year ended June 30,		
	2024 ZAR '000	2023 ZAR '000	ZAR % change
Revenue	10,553,233	9,471,800	11%
Cost of goods sold, IT processing, servicing and support	8,280,262	7,490,739	11%
Selling, general and administration	1,720,585	1,705,196	1%
Depreciation and amortization	442,570	424,909	4%
Impairment loss	-	126,280	nm
Transaction costs related to Adumo transaction	42,561	-	nm
Operating income (loss)	67,255	(275,324)	nm
Reversal of allowance for EMI doubtful debt receivable	4,741	-	nm
Loss on disposal of equity-accounted investment	-	3,678	nm
Interest income	42,896	33,243	29%
Interest expense	354,048	333,092	6%
Loss before income tax expense (benefit)	(239,156)	(578,851)	(59%)
Income tax expense (benefit)	62,616	(41,423)	nm
Net loss before loss from equity-accounted investments	(301,772)	(537,428)	(44%)
Loss from equity-accounted investments	(24,298)	(91,799)	(74%)
Net loss attributable to us	(326,070)	(629,227)	(48%)

Revenue increased by $36.3 million (ZAR 1.1 billion), or 6.9% (in ZAR, 11.4%), primarily due to the increase in the number of low-margin prepaid airtime vouchers sold and an increase in volume of other value-added services provided, as well as higher transaction volumes processed, insurance premiums collected and lending revenues following an increase in loan originations, which was partially offset by a lower number of hardware sales in our POS hardware distribution business given the lumpy nature of bulk sales. Refer to discussion above at "—Recent Developments" for a description of key trends impacting our revenue this fiscal year.

Cost of goods sold, IT processing, servicing and support increased by $25.1 million (ZAR 0.8 billion), or 6.0% (in ZAR, 10.5%), primarily due to the increase in low margin prepaid airtime sales, which were partially offset by the lower cost of goods sold related to fewer hardware sales.

Selling, general and administration expenses decreased by $3.0 million (in USD 3.2%), and increased by ZAR 15.4 million (in ZAR, 0.9%). In ZAR, the modest increase was primarily due to higher employee-related expenses related to the expansion of our senior management team and the year-over-year impact of inflationary increases on employee-related expenses, which were partially offset by the benefits of various cost reduction initiatives in Consumer.

Depreciation and amortization expense decreased by $0.02 million (in USD, 0.1%), and increased by ZAR 17.7 million (in ZAR, 4.2%). In ZAR, the increase was due to an increase in depreciation expense related to additional POS devices deployed.

During fiscal 2023, we recorded an impairment loss of $7.0 million related to the impairment of our hardware/ software supply business unit's allocated goodwill. Refer to Note 10 of our audited consolidated financial statements for additional information regarding these impairment losses.

Transaction costs related to Adumo acquisition includes fees paid to external service providers associated with legal, commercial, financial and tax due diligence activities performed, fees paid to legal advisors to draft the purchase agreement as well as other legal and advisory services procured related to the transaction.

Our operating income (loss) margin in fiscal 2024 and 2023 was 0.6% and (2.9%), respectively. We discuss the components of operating loss margin under "—Results of operations by operating segment."

We did not record any changes in the fair value of equity interests in MobiKwik and Cell C during fiscal 2024 and 2023, respectively. We continue to carry our investment in Cell C at $0 (zero). Refer to Note 9 to our consolidated financial statements for the methodology and inputs used in the fair value calculation for MobiKwik and Note 6 for the methodology and inputs used in the fair value calculation for Cell C.

During fiscal 2024, we received an outstanding amount of $0.3 million related to the sale of Carbon in fiscal 2023, which resulted in the reversal of an allowance for doubtful loans receivable of $0.3 million recorded in fiscal 2023. We recorded a net loss of $0.2 million comprising a loss of $0.4 million related to the disposal of a minor portion of our investment in Finbond and a $0.25 million gain related to the disposal of our entire interest in Carbon during fiscal 2023. Refer to Note 9 to our consolidated financial statements for additional information regarding these disposals.

Interest on surplus cash increased to $2.3 million (ZAR 42.9 million) from $1.9 million (ZAR 33.2 million), primarily due to higher interest rates.

Interest expense increased to $18.9 million (ZAR 354.0 million) from $18.6 million (ZAR 333.1 million), primarily as a result of higher overall interest rates and higher overall borrowings during fiscal 2024 compared with comparable period in the prior year, which was partially offset by lower interest expense incurred on certain of our borrowings for which we were able to negotiate lower rates of interest during the latter half of fiscal 2023 and again towards the end of calendar 2023.

Fiscal 2024 tax expense was $3.4 million (ZAR 62.6 million) compared to a tax benefit of $(2.3) million (ZAR (41.4) million) in fiscal 2023. Our effective tax rate for fiscal 2024 was impacted by the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Our effective tax rate for fiscal 2024 was impacted by a reduction in the enacted South African corporate income tax rate fro 28% to 27% from January 2023 (but backdated to July 1, 2022), the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, a deferred tax benefit related to an expense paid by Connect before we acquired the business and which subsequently has been determined to be deductible for tax purposes, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Finbond is listed on the Johannesburg Stock Exchange and reports its six-month results during our first half and its annual results during our fourth quarter. We sold our entire remaining interest in Finbond during the second quarter of fiscal 2024. We recorded an impairment loss related to our investment in Finbond in fiscal 2024 as the carrying value of Finbond exceeded the fair value of holding in Finbond using the price of ZAR 0.2911 per share referenced in the August 2023 agreement with Finbond. We also recorded an impairment loss in fiscal 2023 following on-going losses reported by Finbond and its lower listed share price. Refer to Note 9 to our consolidated financial statements for additional information regarding the impairments. The table below presents the relative loss from our equity accounted investments:

Table 5

	Year ended June 30,		
	2024	**2023**	**$ %**
	$ '000	**$ '000**	**change**
Finbond	(1,445)	(5,206)	(72%)
Share of net (loss) income	(278)	(4,096)	(93%)
Impairment	(1,167)	(1,110)	5%
Other	166	89	87%
Share of net income (loss)	166	89	87%
Total loss from equity-accounted investment	**(1,279)**	**(5,117)**	**(75%)**

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating (loss) income are illustrated below:

Table 6

	In U.S. Dollars				
	Year ended June 30,				
	2024	**% of**	**2023**	**% of**	**%**
Operating Segment	**$ '000**	**total**	**$ '000**	**total**	**change**
Consolidated revenue:					
Merchant	498,314	89%	463,701	88%	7%
Consumer	69,211	12%	62,801	12%	10%
Subtotal: Operating segments	567,525	101%	526,502	100%	8%
Not allocated to operating segments	-	-	1,469	-	nm
Corporate/Eliminations	(3,303)	(1%)	-	-	nm
Total consolidated revenue	**564,222**	**100%**	**527,971**	**100%**	**7%**
Group Adjusted EBITDA:					
Merchant[1]	33,368	90%	33,531	135%	(0%)
Consumer[1]	14,650	40%	3,314	13%	342%
Lease expenses[2]	(3,238)	(9%)	(2,906)	(11%)	11%
Group costs	(7,844)	(21%)	(9,109)	(37%)	(14%)
Group Adjusted EBITDA (non-GAAP)[3]	36,936	100%	24,830	100%	49%

(1) Segment Adjusted EBITDA for Merchant includes retrenchments costs of $0.3 million and Consumer includes retrenchment costs of $0.2 million for fiscal 2024.

(2) Lease expenses which were previously excluded from the calculation of Group Adjusted EBITDA have now been included in the calculation. This change is in response to comments received from the staff of the SEC in March 2024 regarding our non-GAAP financial reporting. Comparative information has been adjusted to conform with the updated presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Table 7

Operating Segment	In South African Rand				
	Year ended June 30,				
	2024 **ZAR '000**	**% of** **total**	**2023** **ZAR '000**	**% of** **total**	**%** **change**
Consolidated revenue:					
Merchant	9,320,468	89%	8,318,796	88%	12%
Consumer	1,294,632	12%	1,126,650	12%	15%
Subtotal: Operating segments	10,615,100	101%	9,445,446	100%	12%
Not allocated to operating segments	-	-	26,354	-	nm
Corporate/Eliminations	(61,867)	(1%)	-	-	nm
Total consolidated revenue	**10,553,233**	**100%**	**9,471,800**	**100%**	**11%**
Group Adjusted EBITDA:					
Merchant[1]	624,111	90%	601,546	135%	4%
Consumer[1]	274,190	40%	59,453	13%	361%
Lease expenses[2]	(60,543)	(9%)	(52,134)	(11%)	16%
Group costs	(146,815)	(21%)	(163,415)	(37%)	(10%)
Group Adjusted EBITDA (non-GAAP)[3]	690,943	100%	445,450	100%	55%

(1) Segment Adjusted EBITDA for Merchant includes retrenchments costs of ZAR 4.9 million and Consumer includes retrenchment costs of ZAR 3.5 million for fiscal 2024.

(2) Lease expenses which were previously excluded from the calculation of Group Adjusted EBITDA have now been included in the calculation. This change is in response to comments received from the staff of the SEC in March 2024 regarding our non-GAAP financial reporting. Comparative information has been adjusted to conform with the updated presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Merchant

Segment revenue increased due to the increase in prepaid airtime vouchers sold and other value-added services provided, which was partially offset by a lower number of hardware sales in our POS hardware distribution business given the lumpy nature of bulk sales as well as lower revenue generated from a decrease in certain valued-added services transaction volumes processed (such as international money transfers). In ZAR, the increase in Segment Adjusted EBITDA is primarily due to the higher sales activity, which was partially offset by lower hardware sales

Prepaid airtime sales

In South Africa and other countries, mobile network operators ("MNOs") offer prepaid or contract (or postpaid) services to their customers to telephony services using a mobile telephony network or networks. MNOs also offer similar products (prepaid or postpaid) for mobile data which uses other wireless network protocols such as wireless fidelity ("wifi"). We use the term "prepaid airtime" to include both of these prepaid products.

Generally speaking, the difference between the two models is that prepaid is paid for upfront by the customer and contract is paid in arrears. MNOs sell prepaid products directly to their customers and also indirectly to their customers through distribution channels (which include wholesalers, retailers and other parties, including ourselves).

We sell a variety of products through our distribution channels, including prepaid airtime, prepaid electricity, gaming vouchers. We refer to these products collectively as VAS.

In order to "load" airtime onto a mobile device an MNOs customer requires a prepaid airtime voucher. A unique code is assigne to each prepaid airtime voucher and is required to activate the prepaid airtime on a mobile device. Like certain tangible goods, once sold, our customers cannot return prepaid airtime vouchers to us (except of course if there is a defect in the service provided by us, which rarely occurs).

We can either purchase an agreed quantity of prepaid airtime vouchers upfront directly from wholesalers or other parties (so called "Pinned airtime" - these electronic vouchers are stored on a server owned and maintained by us and we treat these vouchers as inventory) or we can "interface" directly into a wholesaler and deliver the airtime voucher directly to our customers (typically merchants) as the airtime is sold by the merchant to MNOs customers (so called Pinless airtime).

Our Segment Adjusted EBITDA (loss) margin (calculated as Segment Adjusted EBITDA (loss) divided by revenue) in fiscal 2024 and 2023 was 6.7% and 7.2%, respectively.

Consumer

Segment revenue increased primarily due to more transaction fees generated from the higher EPE account holders base, higher insurance revenues, and an increase in lending revenue as a result of an increase in loan originations. This increase in revenue, together with the cost reduction initiatives initiated in fiscal 2022 and through fiscal 2023, have translated into a turnaround in the Consumer Division and the realization of sustained positive Segment Adjusted EBITDA in fiscal 2024 compared with fiscal 2023. Consumer Segment Adjusted EBITDA during fiscal 2024 was also impacted by higher credit losses (as a result of an increase in originations) and higher insurance-related claims (as a result of a higher number of insurance policies) compared with fiscal 2023.

Our Segment Adjusted EBITDA margin in fiscal 2024 and 2023 was 21.2% and 5.3%, respectively.

Group costs

Our group costs primarily include employee related costs in relation to employees specifically hired for group roles and cost related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes-Oxley Act of 2002; non employee directors' fees; legal fees; group and US-listed related audit fees; and directors' and officers' insurance premiums.

Our group costs for fiscal 2024 decreased compared with the prior period due to lower external audit, legal and consulting fees and lower provision for executive bonuses, which was partially offset by higher employee costs and travel expenses.

Fiscal 2023 Compared to Fiscal 2022

The following factors had a significant influence on our results of operations during fiscal 2023 as compared with the same period in the prior year:

- *Higher revenue:* Our revenues increased by 180.0% in ZAR, primarily due to the contribution from Connect in Merchant and an increase in account fees and insurance revenues in Consumer;
- *Lower operating losses:* Operating losses decreased, delivering an improvement of 55% in ZAR compared with the prior period primarily due to the contribution from Connect, strong hardware sales, and the implementation of various cost reduction initiatives in Consumer, which was partially offset by an increase in acquisition related intangible asset amortization;
- *Higher net interest charge:* The net interest charge increased to ZAR 299.9 million from ZAR 56.9 million due to the additional borrowings incurred in order to fund the acquisition of Connect as well as the debt acquired within the Connect business itself;
- *Significant transaction costs:* We expensed $6.0 million of transaction costs related to the Connect acquisition in fiscal 2022; and
- *Foreign exchange movements:* The U.S. dollar was 18.0% stronger against the ZAR during fiscal 2023, which impacted our reported results.

The following tables show the changes in the items comprising our statements of operations, both in U.S. dollars and in ZAR:

Table 8

	In U.S. Dollars		
	Year ended June 30,		
	2023	**2022**	**$ %**
	$ '000	**$ '000**	**change**
Revenue	527,971	222,609	137%
Cost of goods sold, IT processing, servicing and support	417,544	168,317	148%
Selling, general and administration	95,050	74,993	27%
Depreciation and amortization	23,685	7,575	213%
Impairment loss	7,039	-	nm
Reorganization costs	-	5,894	nm
Transaction costs related to Connect acquisition	-	6,025	nm
Operating loss	(15,347)	(40,195)	(62%)
Gain related to fair value adjustment to currency options	-	3,691	nm
Loss on disposal of equity-accounted investment	205	376	(45%)
Gain on disposal of equity securities	-	720	nm
Interest income	1,853	2,089	(11%)
Interest expense	18,567	5,829	219%
Loss before income tax (benefit) expense	(32,266)	(39,900)	(19%)
Income tax (benefit) expense	(2,309)	327	nm
Net loss before loss from equity-accounted investments	(29,957)	(40,227)	(26%)
Loss from equity-accounted investments	(5,117)	(3,649)	40%
Net loss attributable to us	(35,074)	(43,876)	(20%)

Table 9

	In South African Rand (US GAAP)		
	Year ended June 30,		
	2023	**2022**	**ZAR %**
	ZAR '000	**ZAR '000**	**change**
Revenue	9,471,800	3,383,166	180%
Cost of goods sold, IT processing, servicing and support	7,490,739	2,558,047	193%
Selling, general and administration	1,705,196	1,139,728	50%
Depreciation and amortization	424,909	115,123	269%
Impairment loss	126,280	-	nm
Reorganization costs	-	89,576	nm
Transaction costs related to Connect acquisition	-	91,567	nm
Operating loss	(275,324)	(610,875)	(55%)
Gain related to fair value adjustment to currency options	-	56,095	nm
Loss on disposal of equity-accounted investment	3,678	5,714	(36%)
Gain on disposal of equity securities	-	10,942	nm
Interest income	33,243	31,748	5%
Interest expense	333,092	88,587	276%
Loss before income tax (benefit) expense	(578,851)	(606,391)	(5%)
Income tax (benefit) expense	(41,423)	4,970	nm
Net loss before loss from equity-accounted investments	(537,428)	(611,361)	(12%)
Loss from equity-accounted investments	(91,799)	(55,457)	66%
Net loss attributable to us	(629,227)	(666,818)	(6%)

Revenue increased by $305.4 million (ZAR 6.1 billion), or 137.2% (in ZAR, 180.0%), primarily due to the inclusion of Connect for the entire fiscal year, which has substantial low margin prepaid airtime sales in addition to its core processing revenue and an increase in account fees and insurance revenues.

Cost of goods sold, IT processing, servicing and support increased by $249.2 million (ZAR 4.9 billion), or 148.1% (in ZAR, 192.8%), primarily due to the inclusion of Connect, which were partially offset by the benefits of various cost reduction initiatives in Consumer and lower insurance-related claims.

Selling, general and administration expenses increased by $20.1 million (ZAR 0.6 billion), or 26.7% (in ZAR, 49.6%), primarily due to higher employee-related expenses related to the expansion of our senior management team, the year-over-year impact of inflationary increases on employee-related expenses and the inclusion of expenses related to Connect's operations, which were partially offset by the benefits of various cost reduction initiatives in Consumer.

Depreciation and amortization expense increased by $16.1 million (ZAR 309.8 million), or 212.7% (in ZAR, 269.1%), due to the inclusion of acquisition-related intangible asset amortization related to intangible assets identified pursuant to the Connect acquisition, as well as the inclusion of depreciation expense related to Connect's property, plant and equipment.

During fiscal 2023, we recorded an impairment loss of $7.0 million related to the impairment of our hardware/ software supply business unit's allocated goodwill. Refer to Note 10 of our audited consolidated financial statements for additional information regarding these impairment losses.

We embarked on a retrenchment process on January 10, 2022, and incurred reorganization expenses of $5.9 million during fiscal 2022.

Transaction costs related to Connect acquisition in fiscal 2022 includes fees paid to external service providers associated with the contract drafting and negotiations; corporate finance advisory services; legal, financial and tax due diligence activities performed; warranty and indemnity insurance related to the transaction; and other advisory services procured; as well as our portion of the fees paid to competition authorities related to the regulatory filings made in various jurisdictions.

Our operating loss margin in fiscal 2023 and 2022 was (2.9%) and (18.1%), respectively. We discuss the components of operating loss margin under "—Results of operations by operating segment."

We did not record any changes in the fair value of equity interests in MobiKwik and Cell C during fiscal 2023 and 2022, respectively. We continue to carry our investment in Cell C at $0 (zero). Refer to Note 9 to our consolidated financial statements for the methodology and inputs used in the fair value calculation for MobiKwik and Note 6 for the methodology and inputs used in the fair value calculation for Cell C.

Gain related to fair value adjustment to currency options represents the realized gain related to foreign exchange option contracts entered into in November 2021 in order to manage the risk of currency volatility and to fix the USD amount to be utilized for part of the Connect purchase consideration settlement. The foreign exchange option contracts matured on February 24, 2022. Refer to Note 6 to our consolidated financial statements for additional information related to these currency options.

We recorded a net loss of $0.2 million comprising a loss of $0.4 million related to the disposal of a minor portion of our investment in Finbond and a $0.25 million gain related to the disposal of our entire interest in Carbon during fiscal 2023. We recorded a loss of $0.4 million related to the disposal of a minor portion of our investment in Finbond during fiscal 2022. Refer to Note 9 to our consolidated financial statements for additional information regarding these disposals.

We recorded a gain of $0.7 million related to the disposal of our entire interest in an equity security during fiscal 2022. Refer to Note 9 to our consolidated financial statements for additional information regarding this gain.

Interest on surplus cash decreased to $1.9 million (ZAR 33.2 million) from $2.1 million (ZAR 31.7 million), primarily due to the inclusion of Connect, which was partially offset by lower overall surplus cash balances following the acquisition of Connect.

Interest expense increased to $18.6 million (ZAR 333.1 million) from $5.8 million (ZAR 88.6 million), primari additional interest expense incurred related to borrowings obtained to partially fund the acquisition of Connect, interest expenses incurred in Connect to fund our cash management, digitization and VAS offerings, and a higher utilization of our facilities to fund our ATMs, which was also coupled with an increase in base interest rates.

Fiscal 2023 tax benefit was $(2.3) million (ZAR (41.4) million) compared to a tax expense of $0.3 million (ZAR 5.0 million) i fiscal 2022. Our effective tax rate for fiscal 2023 was impacted by a reduction in the enacted South African corporate income tax rate from 28% to 27% from January 2023 (but backdated to July 1, 2022), the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, a deferred tax benefit related to an expense paid by Connect before we acquired the business and which subsequently has been determined to be deductible for tax purposes, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Our effective tax rate for fiscal 2022 was impacted by the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses (including transaction expenses related to the acquisition of Connect), the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Finbond is listed on the Johannesburg Stock Exchange and reports its six-month results during our first half and its annual results during our fourth quarter. We recorded impairment losses related to our investment in Finbond in fiscal 2023 following on-going losses reported by Finbond and its lower listed share price. Refer to Note 9 to our consolidated financial statements for additional information regarding the impairments. The table below presents the relative loss from our equity accounted investments:

Table 10	Year ended June 30,		
	2023	2022	
	$ '000	$ '000	$ % change
Finbond	(5,206)	(3,665)	42%
Share of net (loss) income	(4,096)	(3,665)	12%
Impairment	(1,110)	-	nm
Other	89	16	456%
Share of net loss	89	16	456%
Total loss from equity-accounted investments	**(5,117)**	**(3,649)**	**40%**

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating (loss) income are illustrated below:

Table 11	*In U.S. Dollars*				
	Year ended June 30,				
	2023	% of	2022	% of	%
Operating Segment	$ '000	total	$ '000	total	change
Consolidated revenue:					
Merchant	463,701	88%	156,689	70%	196%
Consumer	62,801	12%	65,932	30%	(5%)
Subtotal: Operating segments	526,502	100%	222,621	100%	137%
Not allocated to operating segments	1,469	-	-	-	nm
Corporate/Eliminations	-	-	(12)	-	nm
Total consolidated revenue	**527,971**	**100%**	**222,609**	**100%**	**137%**
Group Adjusted EBITDA:					
Merchant	33,531	135%	12,646	(59%)	165%
Consumer[1]	3,314	13%	(21,674)	100%	nm
Lease expenses[2]	(2,906)	(11%)	(3,955)	19%	(27%)
Group costs	(9,109)	(37%)	(8,587)	40%	6%
Group Adjusted EBITDA (non-GAAP)[3]	24,830	100%	(21,570)	100%	nm

(1) Consumer Segment Adjustment EBITDA for fiscal 2022 includes reorganization cost of $5.9 million.
(2) Lease expenses which were previously excluded from the calculation of Group Adjusted EBITDA have now been included in the calculation. This change is in response to comments received from the staff of the SEC in March 2024 regarding our non-GAAP financial reporting. Comparative information has been adjusted to conform with the updated presentation.
(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Table 12	*In South African Rand*				
			Year ended June 30,		
Operating Segment	**2023** **ZAR '000**	**% of** **total**	**2022** **ZAR '000**	**% of** **total**	**%** **change**
Consolidated revenue:					
Merchant	8,318,796	88%	2,381,323	70%	249%
Consumer	1,126,650	12%	1,002,021	30%	12%
Subtotal: Operating segments	9,445,446	100%	3,383,344	100%	179%
Not allocated to operating segments	26,354	-	-	-	nm
Corporate/Eliminations	-	-	(178)	-	nm
Total consolidated revenue	**9,471,800**	**100%**	**3,383,166**	**100%**	**180%**
Group Adjusted EBITDA:					
Merchant	601,546	135%	192,197	(59%)	213%
Consumer[1]	59,453	13%	(329,403)	100%	nm
Lease expenses[2]	(52,134)	(11%)	(60,107)	19%	(13%)
Group costs	(163,415)	(37%)	(130,503)	40%	25%
Group Adjusted EBITDA (non-GAAP)[3]	445,450	100%	(327,816)	100%	nm

(1) Consumer Segment Adjustment EBITDA for fiscal 2022 includes reorganization cost of ZAR 89.6 million.

(2) Lease expenses which were previously excluded from the calculation of Group Adjusted EBITDA have now been included in the calculation. This change is in response to comments received from the staff of the SEC in March 2024 regarding our non-GAAP financial reporting. Comparative information has been adjusted to conform with the updated presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Merchant

Segment revenue increased due to the contribution from Connect for the full fiscal year compared with only two and a half months in fiscal 2022. This increase was partially offset by lower hardware sales revenue given the lumpy nature of bulk sales. The increase in Segment Adjusted EBITDA is also due to the inclusion of Connect, which was partially offset by lower hardware sales. Connect records a significant proportion of its airtime sales in revenue and cost of sales, while only earning a relatively small margin. This significantly depresses the Segment Adjusted EBITDA margins shown by the business.

Our Segment Adjusted EBITDA (loss) margin (calculated as Segment Adjusted EBITDA (loss) divided by revenue) in fiscal 2023 and 2022 was 7.2% and 8.1%, respectively.

Consumer

Segment revenue increased primarily due to higher insurance revenues and higher account holder fees, though this was partiall offset by lower ATM transaction fees. We embarked on a retrenchment process during the third quarter of fiscal 2022 and recorded an expense of $5.9 million which is included in Segment Adjusted EBITDA loss. The cost reduction initiatives we initiated in fiscal 2022 delivered a significant reduction in Consumer's operating expenses which resulted in a significantly lower Segment Adjusted EBITDA loss compared with fiscal 2022. Specifically, expenses associated with operating a mobile distribution network were discontinued in early fiscal 2022, and we have streamlined our fixed distribution network through reductions in certain expenses including employee-related costs, security, guarding and premises costs. In June 2022 we recalibrated our allowance for doubtful microlending finance loans receivable from 10% of the lending book outstanding to 6.5% of the lending book, which resulted in a release from the allowance in fiscal 2022.

Our Segment Adjusted EBITDA loss margin in fiscal 2023 and 2022 was 5.3% and (32.9%), respectively. After adjusting for the reorganization charge our fiscal 2022 Segment Adjusted EBITDA loss margin was (23.9%). Segment Adjusted EBITDA loss margin before the reorganization charge is a non-GAAP measure. We believe that the presentation of our Segment Adjusted EBITDA loss margin before the reorganization charge is useful to investors to understand the improvement in the operating performance in Consumer, before the reorganization charge, in fiscal 2023 compared with fiscal 2022.

Group costs

Our group costs for fiscal 2023 increased compared with the prior period due to higher employee costs and an increase in directors' and officers' insurance premiums.

Use of Non-GAAP Measures

U.S. securities laws require that when we publish any non-GAAP measures, we disclose the reason for using these non-GAAP measures and provide reconciliations to the most directly comparable GAAP measures. The presentation of Group Adjusted EBITDA is a non-GAAP measure. We provide this non-GAAP measure to enhance our evaluation and understanding of our financial performance and trends. We believe that this measure is helpful to users of our financial information understand key ope performance and trends in our business because it excludes certain non-cash expenses (including depreciation and amortization and stock-based compensation charges) and income and expenses that we consider once-off in nature.

Non-GAAP Measures

Group Adjusted EBITDA is earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for non-operational transactions (including loss on disposal of equity-accounted investments, gain related to fair value adjustments to currency options), (earnings) loss from equity-accounted investments, stock-based compensation charges and once-off items. Once-off items represents non-recurring income and expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued.

Lease expenses which were previously excluded from the calculation of Group Adjusted EBITDA have now been included in the calculation. This change is in response to comments received from the staff of the SEC in March 2024 regarding our non-GAAP financial reporting. Comparative information has been adjusted to conform with the updated presentation.

The table below presents the reconciliation between GAAP net loss attributable to Lesaka to Group Adjusted EBITDA:

Table 13	Years ended June 30,		
	2024	**2023**	**2022**
	$ '000	**$ '000**	**$ '000**
Loss attributable to Lesaka - GAAP	**(17,440)**	**(35,074)**	**(43,876)**
Loss from equity accounted investments	1,279	5,117	3,649
Net loss before loss from equity-accounted investments	(16,161)	(29,957)	(40,227)
Income tax expense (benefit)	3,363	(2,309)	327
Loss before income tax expense	(12,798)	(32,266)	(39,900)
Interest expense	18,932	18,567	5,829
Interest income	(2,294)	(1,853)	(2,089)
Reversal of allowance for doubtful EMI loan receivable	(250)	-	-
Gain on disposal of equity securities	-	-	(720)
Net loss on disposal of equity-accounted investment	-	205	376
Gain related to fair value adjustment to currency options	-	-	(3,691)
Operating loss	3,590	(15,347)	(40,195)
Impairment loss	-	7,039	-
PPA amortization (amortization of acquired intangible assets)	14,419	15,149	3,826
Depreciation	9,246	8,536	3,749
Stock-based compensation charges	7,911	7,309	2,962
Once-off items[1]	1,853	1,922	8,088
Unrealized Loss FV for currency adjustments	(83)	222	-
Group Adjusted EBITDA - Non-GAAP[A]	**36,936**	**24,830**	**(21,570)**

(A) As noted in footnote (3) to table 11 and 12, Lease expenses which were previously excluded from the calculation of Group Adjusted EBITDA have now been included in the calculation.

(1) The table below presents the components of once-off items for the periods presented:

Table 14

	Years ended June 30,		
	2024	**2023**	**2022**
	$ '000	**$ '000**	**$ '000**
Transaction costs related to Adumo transaction	2,293	-	-
Transaction costs	512	850	6,460
(Income recognized) Expenses incurred related to closure of legacy businesses	(952)	639	-
Non-recurring revenue not allocated to segments	-	(1,469)	-
Employee misappropriation of company funds	-	1,202	-
Indirect taxes provision	-	438	-
Separation of employee expense	-	262	-
Legacy processing adjustments	-	-	1,628
Total once-off items	1,853	1,922	8,088

Once-off items are non-recurring in nature, however, certain items may be reported in multiple quarters. For instance, transaction costs include costs incurred related to acquisitions and transactions consummated or ultimately not pursued. The transactions can span multiple quarters, for instance in fiscal 2024 we incurred significant transaction costs related to the acquisition of Adumo over a number of quarters, and the transactions are generally non-recurring.

(Income recognized) Expenses incurred related to closure of legacy businesses represents (i) gains recognized related to the release of the foreign currency translation reserve on deconsolidation of a subsidiary and (ii) costs incurred related to subsidiaries which we are in the process of deregistering/ liquidation and therefore we consider these costs non-operational and ad hoc in nature. Non-recurring revenue not allocated to segments includes once off revenue recognized that we believe does not relate to either our Merchant or Consumer divisions. Employee misappropriation of company funds represents a once-off loss incurred. Indirect tax provision includes non-recurring indirect taxes which have been provided related to prior periods following an on-going investigation from a tax authority. We incurred separation costs related to the termination of certain senior-level employees, including an executive officer and senior managers, during the fiscal year and we consider these specific terminations to be of a non-recurring nature. The legacy processing adjustments represents amounts we identified during fiscal 2022 related to prior periods that are payable to third parties.

Liquidity and Capital Resources

At June 30, 2024, our unrestricted cash and cash equivalents were $59.1 million and comprised of ZAR-denominated balances of ZAR 961.6 million ($52.9 million), U.S. dollar-denominated balances of $4.5 million, and other currency deposits, primarily Botswana pula, of $1.7 million, all amounts translated at exchange rates applicable as of June 30, 2024. The increase in our unrestricted cash balances from June 30, 2023, was primarily due to a positive contribution from our Merchant and Consumer operations, the sale of certain Cell C prepaid inventory held, higher year end clearing accounts and vendor wallet balances, and utilization of our borrowings facilities to fund certain components of our operations, which was partially offset by the utilization of cash reserves to fund certain scheduled and other repayments of our borrowings, pay transaction related expenses, purchase ATMs and vaults, and to make an investment in working capital.

We generally invest any surplus cash held by our South African operations in overnight call
African banking institutions, and any surplus cash held by our non-South African companies in U.S. dollar-denominated money market accounts.

Historically, we have financed most of our operations, research and development, working capital, and capital expenditures, as well as acquisitions and strategic investments, through internally generated cash and our financing facilities. When considering whether to borrow under our financing facilities, we consider the cost of capital, cost of financing, opportunity cost of utilizing surplus cash and availability of tax efficient structures to moderate financing costs. For instance, in fiscal 2022, we obtained loan facilities from RMB to fund a portion of our acquisition of Connect. Following the acquisition of Connect, we now utilize a combination of short and long-term facilities to fund our operating activities and a long-term asset-backed facility to fund the acquisition of POS devices and safe assets. Refer to Note 12 to our consolidated financial statements for the year ended June 30, 2024, for additional information related to our borrowings.

Available short-term borrowings

Summarized below are our short-term facilities available and utilized as of June 30, 2024:

Table 15	RMB Facility E		RMB Indirect		RMB Connect		Nedbank	
	$ '000	ZAR '000	$ '000	ZAR '000	$ '000	ZAR '000	$ '000	ZAR '000
Total short-term facilities available, comprising:								
Overdraft	-	-	-	-	11,276	205,014	-	-
Overdraft restricted as to use[1]	49,503	899,996	-	-	-	-	-	-
Total overdraft	49,503	899,996	-	-	11,276	205,014	-	-
Indirect and derivative facilities[2]	-	-	7,425	134,991	-	-	8,611	156,553
Total short-term facilities available	**49,503**	**899,996**	**7,425**	**134,991**	**11,276**	**205,014**	**8,611**	**156,553**
Utilized short-term facilities:								
Overdraft	-	-	-	-	9,351	170,011	-	-
Overdraft restricted as to use[1]	6,737	122,480	-	-	-	-	-	-
Indirect and derivative facilities[2]	-	-	1,821	33,106	-	-	116	2,105
Total short-term facilities available	**6,737**	**122,480**	**1,821**	**33,106**	**9,351**	**170,011**	**116**	**2,105**
Interest rate, based on South African prime rate		11.75%				11.65%		

(1) Overdraft may only be used to fund ATMs and upon utilization is considered restricted cash.
(2) Indirect and derivative facilities may only be used for guarantees, letters of credit and forward exchange contracts to support guarantees issued by RMB and Nedbank to various third parties on our behalf.

Long-term borrowings

We have aggregate long-term borrowings outstanding of ZAR 2.6 billion ($143.2 million translated at exchange rates as of June 30, 2024) as described in Note 12. These borrowings include outstanding long-term borrowings obtained by Lesaka SA of ZAR 1.0 billion, including accrued interest, which was used to partially fund the acquisition of Connect. The Lesaka SA borrowing arrangements were amended in March 2023 to include a ZAR 200 million revolving credit facility. We used this revolving credit facility during the year ended June 30, 2024, and ZAR 70.0 million was drawn as of June 30, 2024, with the remaining balance available for utilization in the future. In contemplation of the Connect transaction, Connect obtained total facilities of ZAR 1.3 billion, which were utilized to repay its existing borrowings, to fund a portion of its capital expenditures and to settle obligations under the transaction documents, and which has subsequently been upsized for its operational requirements and has an outstanding balance as of June 30, 2024, of ZAR 1.2 billion, We also have a revolving credit facility, of ZAR 300.0 million which is utilized to fund a portion of our merchant finance loans receivable book.

Restricted cash

We have credit facilities with RMB in order to access cash to fund our ATMs in South Africa. Our cash, cash equivalents and restricted cash presented in our consolidated statement of cash flows as of June 30, 2024, includes restricted cash of approximately $6.7 million related to cash withdrawn from our debt facility to fund ATMs. This cash may only be used to fund ATMs and is considered restricted as to use and therefore is classified as restricted cash on our consolidated balance sheet.

We have also entered into cession and pledge agreements with Nedbank related to our Nedbank credit facilities and we have ceded and pledged certain bank accounts to Nedbank. The funds included in these bank accounts are restricted as they may not be withdrawn without the express permission of Nedbank. Our cash, cash equivalents and restricted cash presented in our consolidated statement of cash flows as of June 30, 2024, includes restricted cash of approximately $0.1 million that has been ceded and pledged.

Cash flows from operating activities

Net cash provided by operating activities during fiscal 2024 was $28.8 million (ZAR 537.9 million) compared to $0.4 million (ZAR 7.4 million) during fiscal 2023. Excluding the impact of income taxes, our cash provided by operating activities during the fiscal 2024 was positively impacted by the contribution from Merchant and Consumer, the sale of Cell C inventory and temporary working capital movements within our merchant business as a result of quarter-end transaction processing activities closing on a Sunday and which were settled in the following week, which was partially offset by growth in our consumer finance loans receivable book.

Net cash provided by operating activities during fiscal 2023 was $0.4 million (ZAR 7.4 million) compared to net cash utilized by operating activities of $37.2 million (ZAR 565.3 million) during fiscal 2022. Excluding the impact of income taxes, our cash provided by operating activities during fiscal 2023 was impacted by the positive contribution from Connect and certain business within our consumer business, which was partially offset by growth in our consumer and merchant finance loans receivable books. During fiscal 2023, we observed fluctuations in our working capital, primarily within our merchant business, as a result of monthly changes in our inventory and prepayment account balances as a result of payments made to secure prepaid airtime inventory. Certain of these purchases were funded from our borrowing arrangements and the impact of the funding is included in financing activities.

During fiscal 2024, we paid our first provisional South African tax payments of $2.7 million (ZAR 49.5 million) related to our 2024 tax year. During fiscal 2024, we also made our second provisional South African tax payments of $2.9 million (ZAR 52.7 million related to our 2024 tax year and received tax refunds of $0.04 million (ZAR 0.8 million). We also paid taxes totaling $0.4 million in other tax jurisdictions, primarily in the Botswana.

During fiscal 2023, we paid our first provisional South African tax payments of $3.0 million (ZAR 50.8 million) related to our 2023 tax year. During fiscal 2023, we also made our second provisional South African tax payments of $4.1 million (ZAR 76.1 million related to our 2023 tax year and received tax refunds of $0.2 million (ZAR 3.8 million). We also paid taxes totaling $0.4 million in other tax jurisdictions, primarily in the Botswana.

During fiscal 2022, we made our first provisional South African tax payments of $0.6 million (ZAR 9.1 million) related to our 2022 tax year. During fiscal 2022, we also made our second provisional South African tax payments of $0.7 million (ZAR 10.9 million related to our 2022 tax year and made an additional tax payment of $0.001 million (ZAR 0.02 million) related to our 2021 tax year.

Taxes paid during fiscal 2024, 2023 and 2022 were as follows:

Table 16	Year ended June 30,					
	2024	2023	2022	2024	2023	2022
	$	$	$	ZAR	ZAR	ZAR
	'000	'000	'000	'000	'000	'000
First provisional payments	2,663	2,955	585	49,534	50,798	9,142
Second provisional payments	2,861	4,079	691	52,721	76,089	10,929
Taxation paid related to prior years	641	15	1	12,187	273	19
Tax refund received	(38)	(210)	(300)	(768)	(3,756)	(4,542)
Total South African taxes paid	6,127	6,839	977	113,674	123,404	15,548
Foreign taxes paid	379	361	161	7,063	6,482	2,482
Total tax paid	**6,506**	**7,200**	**1,138**	**120,737**	**129,886**	**18,030**

We expect to make additional provisional income tax payments in South Africa related to our 2024 tax year in the first quarter of fiscal 2025, however, the amount was not quantifiable as of the date of the filing of this Annual Report.

Cash flows from investing activities

Cash used in investing activities for fiscal 2024 included capital expenditures of $12.7 million (ZAR 236.6 million), primarily due to the acquisition of vaults and POS devices. During fiscal 2024, we received proceeds of $3.5 million related to the sale of remaining interest in Finbond and $0.25 million related to the second (and final) tranche from the disposal of our entire equity interest in Carbon.

Cash used in investing activities for fiscal 2023 included capital expenditures of $16.2 million (ZAR 289.8 million), primarily due to the acquisition of ATMs. During fiscal 2023, we received proceeds of $0.25 million related to the first tranche (of two) from the disposal of our entire equity interest in Carbon and $0.4 million related to the sale of minor positions in Finbond.

During fiscal 2022, we paid approximately $4.6 million (ZAR 69.3 million), primarily due to the roll out of our new express branches, acquisitions of ATMs and the acquisition of computer equipment. During fiscal 2022, we paid approximately $202.2 million (ZAR 2.9 billion), net of cash acquired, for 100% of Connect. We also received funds totaling approximately $11.4 million related to the sale of Bank Frick in fiscal 2021, proceeds from sale of property, plant and equipment of $4.2 million, and proceeds of $0.9 million and $0.7 million, respectively, related to the sale of minor positions in Finbond and from the disposal of our entire interest in Revix in fiscal 2022.

Cash flows from financing activities

During fiscal 2024, we utilized approximately $183.0 million from our South African overdraft facilities to fund our ATMs and repaid $199.6 million of these facilities. We utilized approximately $23.7 million of our long-term borrowings to fund the acquisition of certain capital expenditures and for working capital requirements. We repaid approximately $20.1 million of these long-term in accordance with our repayment schedule as well as to settle a portion of our revolving credit facility utilized. We received $0.1 million from the exercise of stock options. We also paid $1.5 million to repurchase shares from employees in order for the employees to settle taxes due related to the vesting of shares of restricted stock

During fiscal 2023, we utilized approximately $520.1 million from our South African overdraft facilities to fund our ATMs and our cash management business through Connect and repaid $547.3 million of these facilities. We utilized approximately $24.4 million of our long-term borrowings to settle approximately $10.5 million of our revolving credit facilities, fund our merchant finance loans receivable business, and to fund the acquisition of certain capital expenditures. We repaid approximately $17.5 million of these long-term, including approximately $10.5 million to settle our revolving credit balance in full. We received $0.5 million from the exercise of stock options. We also paid $1.3 million to repurchase shares from employees in order for the employees to settle taxes due related to the vesting of shares of restricted stock and to settle the strike price due and taxes due related to the exercise of stock options.

During fiscal 2022, we utilized approximately $570.9 million from our South African overdraft facilities to fund our ATMs and our cash management business through Connect and repaid $525.5 million of these facilities. We utilized approximately $78.9 million of our long-term borrowings to fund a portion of the acquisition of Connect, to fund our merchant finance loans receivable business, and to fund the acquisition of certain capital expenditures. We repaid approximately $5.6 million of these long-term borrowings. We also received $0.8 million from the exercise of stock options.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024:

Table 17	Payments due by Period, as of June 30, 2024 (in $ '000s)				
	Total	Less than 1 year	2-3 years	3-5 years	Thereafter
Short-term credit facilities[(A)]	16,088	16,088	-	-	-
Long-term borrowings					
Principal repayments[(A)(B)]	143,186	3,878	83,404	55,904	-
Interest payments[(A)(B)]	34,010	10,136	18,291	5,583	-
Operating lease liabilities, including imputed interest[(C)]	8,831	3,143	4,306	1,382	-
Purchase obligations	2,478	2,478	-	-	-
Capital commitments	329	329	-	-	-
Other long-term obligations reflected on our balance sheet[(D)(E)]	2,595	-	-	-	2,595
Total	**207,517**	**36,052**	**106,001**	**62,869**	**2,595**

(A) – Refer to Note 12 to our audited consolidated financial statements.
(B) – Long-term borrowings principal repayments for the 3-5 year period includes all unamortized fees as of June 30, 2024. Interest payments based on applicable interest rates as of June 30, 2024, and expected outstanding long-term borrowings over the period. All amounts converted from ZAR to USD using the June 30, 2024, USD/ ZAR exchange rate.
(C) – Refer to Note 8 to our audited consolidated financial statements.
(D) – Includes policyholder liabilities of $2.6 million related to our insurance business. All amounts are translated at exchange rates applicable as of June 30, 2024.
(E) – We have excluded cross-guarantees in the aggregate amount of $0.1 million issued as of June 30, 2024, to RMB and Nedbank to secure guarantees it has issued to third parties on our behalf as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditures

Capital expenditures for the years ended June 30, 2024, 2023 and 2022 were as follows:

Table 18	2024 $ '000	2023 $ '000	2022 $ '000	2024 ZAR '000	2023 ZAR '000	2022 ZAR '000
Consumer	1,317	3,170	1,712	24,607	56,870	26,019
Merchant	11,348	12,986	2,846	212,030	232,969	43,253
Total	**12,665**	**16,156**	**4,558**	**236,637**	**289,839**	**69,272**

Our capital expenditures for fiscal 2024, 2023 and 2022, are discussed under "—Liquidity and Capital Resources—Cash flows from investing activities."

All of our capital expenditures for the past three fiscal years were funded through internally-generated funds, except for certain capital expenditures of POS devices and safe assets, made by Connect which were funded through the utilization of asset-backed borrowings. We had outstanding capital commitments as of June 30, 2024, of $0.3 million. We expect to fund these expenditures through internally-generated funds. In addition to these capital expenditures, we expect that capital spending for fiscal 2025 will include acquisition of POS devices, safe assets, vehicles, computer and office equipment, as well as for our ATM infrastructure and branch network in South Africa. These assets will be funded through the use of internally-generated funds and our asset-back borrowing arrangement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We seek to manage our exposure to currency exchange, translation, interest rate, credit, microlending credit and equity price and liquidity risks as discussed below.

Currency Exchange Risk

We are subject to currency exchange risk because we purchase components for vaults, that we assemble, and inventories that we are required to settle in other currencies, primarily the euro, renminbi, and U.S. dollar. We have used forward contracts in order to limit our exposure in these transactions to fluctuations in exchange rates between the South African rand ("ZAR"), on the one hand, and the U.S. dollar and the euro, on the other hand.

We had no outstanding foreign exchange contracts as of June 30, 2024 and 2023.

Translation Risk

Translation risk relates to the risk that our results of operations will vary significantly as the U.S. dollar is our reporting currency, but we earn a significant amount of our revenues and incur a significant amount of our expenses in ZAR. The U.S. dollar to the ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

Interest Rate Risk

As a result of our normal borrowing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through regular financing activities. Interest rates in South Africa have been trending upwards in recent quarters but have, as of the date of this Annual Report, stabilized and are expected to remain at current levels, or perhaps even decline moderately towards the last quarter of calendar 2024. We periodically evaluate the cost and effectiveness of interest rate hedging strategies to manage this risk. We generally maintain investments in cash equivalents and held to maturity investments and have occasionally invested in marketable securities.

We have short and long-term borrowings in South Africa as described in Note 12 to our consolidated financial statements which attract interest at rates that fluctuate based on changes in the South African prime and 3-month JIBAR interest rates. The following table illustrates the effect on our annual expected interest charge, translated at exchange rates applicable as of June 30, 2024, as a result of changes in the South African prime and 3-month JIBAR interest rates, using our outstanding short and long-term borrowings as of June 30, 2024. The effect of a hypothetical 1% (i.e. 100 basis points) increase and a 1% decrease in the interest rates applicable to the borrowings as of June 30, 2024, are shown. The selected 1% hypothetical change does not reflect what could be considered the best- or worst-case scenarios.

Table 19	As of June 30, 2024			
	Annual expected interest charge ($ '000)	Hypothetical change in interest rates	Impact of hypothetical change in interest rates ($ '000)	Estimated annual expected interest charge after hypothetical change in interest rates ($ '000)
Interest on South Africa borrowings	19,930	1%	1,599	21,529
		(1%)	(1,598)	18,332

Credit Risk

Credit risk relates to the risk of loss that we would incur as a result of non-performance by counterparties. We maintain credit risk policies in respect of our counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as our management deem appropriate. With respect to credit risk on financial instruments, we maintain a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of "B" (or its equivalent) or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Consumer microlending credit risk

We are exposed to credit risk in our Consumer microlending activities, which provides unsecured short-term loans to qualifying customers. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are line with local regulations. We consider this policy to be appropriate because the affordability test we perform takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

Merchant lending

We maintain an allowance for doubtful finance loans receivable related to its Merchant services segment with respect to short-term loans to qualifying merchant customers. Our risk management procedures include adhering to our proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. We consider these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

Equity Securities Price Risk

Equity price risk relates to the risk of loss that we would incur as a result of the volatility in the exchange-traded price of equity securities that we hold. As of June 30, 2024, we did not have any equity securities that were exchange-traded and held as available for sale. Historically, exchange-traded equity securities held as available for sale were expected to be held for an extended period of time and we were not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remained sound.

The market price of these exchange-traded equity securities may fluctuate for a variety of reasons and, consequently, the amount we may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Equity Securities Liquidity Risk

Equity liquidity risk relates to the risk of loss that we would incur as a result of the lack of liquidity on the exchange on which those securities are listed. We may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange-traded price, or at all.

We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other-than-temporary. As of June 30, 2024, we did not own any exchange-traded equity securities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our audited consolidated financial statements, together with the reports of our independent registered public accounting firms, appear on pages F-1 through F-76 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Executive Chairman and our Group Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our Executive Chairman and Group Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2024, due to the material weaknesses in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Executive Chairman and Group Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of our officers and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our audited consolidated financial statements.

Inherent Limitations in Internal Control over Financial Reporting

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management's Report on Internal Control Over Financial Reporting

Management, including our Executive Chairman and our Group Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness o internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and as described below, management concluded that our internal control over financial reporting was not effective as of June 30, 2024.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

As of June 30, 2024, we identified material weaknesses related to information technology general controls ("ITGCs"), specifically insufficient risk assessment, design and implementation, monitoring activities and training of individuals to operate controls in the areas of user access and program-change management for certain information technology ("IT") systems that support our financial reporting processes. As a result, the related process-level IT dependent manual and automated application controls were deemed ineffective since they could not be relied upon.

Management has also identified material weaknesses related to insufficient design and implementation of controls and associated policies and procedures in its annual goodwill impairment assessment, resulting in a lack of precision in evaluating certain assumptions used and a lack of validation of the completeness and accuracy of data used in the goodwill impairment model.

The material weaknesses described above did not result in any misstatements to our annual or interim consolidated financial statements, and there were no changes to previously reported financial results. However, each of these material weaknesses, if not remedied, present a reasonable possibility that a misstatement to our financial statement accounts or disclosures would not be prevented or detected on a timely basis.

Lesaka's independent registered public accounting firm, KPMG, Inc., who audited the consolidated financial statements included in this Annual Report, has expressed an adverse report on the operating effectiveness of our internal control over financial reporting as of June 30, 2024, which appears in Part II, Item 8 of this Annual Report.

Remediation of Material Weaknesses

To address the material weaknesses, our management, with the support of our IT governance team, has commenced with remediation of these material weaknesses including, but not limited to: (1) developing and implementing a comprehensive remediation plan that includes specific actions aimed at educating control owners about the operation and importance of ITGCs, including the principles and requirements of each control, with a focus on user access and change management controls over IT systems that support financial reporting processes; (2) enhancing and maintaining documentation of ITGCs to ensure continuity in the event of employee or personnel changes; (3) implementing improved risk assessment procedures and controls for IT system changes to better identify financially relevant applications and to enhance the selection, development, and monitoring of control activities and procedures; (4) collaborating closely with internal and external assurance partners to ensure the robustness of our remediation plan; (5) creating a goodwill impairment model reviewer checklist that includes specific review procedures to be performed by the reviewer of the goodwill impairment model, who will be required to complete the checklist as evidence of their review; and (6) enhanced quarterly reporting to the Audit Committee on the remediation measures and effectiveness of the same.

While we are actively taking steps to implement our remediation plan, the material weaknesses will not be deemed resolved until the enhanced controls operate for a sufficient period of time and management has confirmed through testing that the same are operating effectively. We will continue to monitor the remediation plan's effectiveness and adjust our efforts as needed. As we assess and test our internal control over financial reporting, we may identify the need for additional measures or modifications to the plan.

Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal control over financial reporting during the quarter ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Lesaka Technologies, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lesaka Technologies, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated September 11, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to information technology general controls ("ITGCs"), specifically insufficient risk assessment, design and implementation, monitoring activities and training of individuals to operate controls in the areas of user access and program-change management for certain information technology ("IT") systems that support the financial reporting processes and insufficient design and implementation of controls and associated policies and procedures in the annual goodwill impairment assessment have been identified and included in management's assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG, Inc
KPMG, Inc.
Registered Auditors
Johannesburg, South Africa

September 11, 2024

ITEM 9B. OTHER INFORMATION

Our Section 16 officers and directors, as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), may from time to time enter into plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act. During the quarter ended June 30, 2024, no officers or directors, as defined in Rule 16a-1(f), adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is set out in Part I, Item 1 under the caption "Our Executive Officers." The other information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2024 annual meeting of shareholders entitled "Board of Directors and Corporate Governance" and "Additional Information."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2024 annual meeting of shareholders entitled "Executive Compensation," "Board of Directors and Corporate Governance—Compensation of Directors" and "—Remuneration Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2024 annual meeting of shareholders entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2024 annual meeting of shareholders entitled "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2024 annual meeting of shareholders entitled "Audit and Non-Audit Fees."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)   The following documents are filed as part of this report

1. Financial Statements

The following financial statements are included on pages F-1 through F-76.

Report of the Independent Registered Public Accounting Firm – KPMG, Inc. (PCAOB Firm ID 1025)	F-2
Report of the Independent Registered Public Accounting Firm – Deloitte & Touche (South Africa) (PCAOB Firm ID 01130)	F-4
Consolidated balance sheets as of June 30, 2024 and 2023	F-5
Consolidated statements of operations for the years ended June 30, 2024, 2023 and 2022	F-6
Consolidated statements of comprehensive (loss) income for the years ended June 30, 2024, 2023 and 2022	F-7
Consolidated statements of changes in equity for the years ended June 30, 2024, 2023 and 2022	F-8
Consolidated statements of cash flows for the years ended June 30, 2024, 2023 and 2022	F-11
Notes to the consolidated financial statements	F-12

2. Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
2.1	Sale of Shares Agreement, dated October 31, 2021, by and among Net1 Applied Technologies South Africa Proprietary Limited; Net1 UEPS Technologies, Inc.; Old Mutual Life Assurance Company (South Africa) Limited; Lirast (Mauritius) Company Limited; SIG International Investment (BVI) Limited; Aldgate International Limited; Ivan Michael Epstein; PFCC (BVI) Limited; PCF Investments (BVI) Limited; Ovobix (RF) Proprietary Limited; Luxanio 227 Proprietary Limited; Vista Capital Investments Proprietary Limited; Vista Treasury Proprietary Limited; K2021477132 (South Africa) Proprietary Limited; and Cash Connect Management Solutions Proprietary Limited.		8-K	10.1	November 2, 2021
2.2	Sale and Purchase Agreement, dated May 7, 2024, between Lesaka Technologies Proprietary Limited; Lesaka Technologies, Inc. and the parties listed in Annexure A.		8-K	10.1	May 7, 2024
3.1	Amended and Restated Articles of Incorporation		8-K	3.1	y 17, 2022
3.2	Amended and Restated By-Laws of Lesaka Technologies, Inc.		8-K	3.2	May 17, 2022
4.1	Form of common stock certificate		10-K	4.1	September 9, 2022
4.2	Description of registrant's securities	X			
10.1*	Form of Restricted Stock Agreement		10-Q	10.49	February 7, 2023
10.2*	Form of Stock Option Agreement		10-Q	10.50	February 7, 2023
10.3*	Form of Restricted Stock Agreement (non-employee directors)		10-Q	10.51	February 7, 2023
10.4*	Form of Indemnification Agreement	X			
10.5*	Form of non-employee director agreement		10-K	10.5	August 24, 2017
10.6*	Amended and Restated 2022 Stock Incentive Plan of Lesaka Technologies, Inc.		14A	A	September 30, 2022

10.7*	Amendment to the 2022 Amended and Restated Stock Incentive Plan of Lesaka Technologies, Inc.	14A	B	April 22, 2024
10.8*	Employment Agreement, dated as of December 4, 2023, between Lesaka Technologies, Inc. and Ali Mazanderani	8-K	10.1	December 4, 2023
10.9*	Option Award Agreement between Ali Mazanderani and Lesaka Technologies, Inc.	14A	A	April 22, 2024
10.10*	Contract of Employment, dated as of June 30, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Christopher Guy Butt Meyer	8-K	10.1	June 30, 2021
10.11*	Restrictive Covenants Agreement, dated as of June 30, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Christopher Guy Butt Meyer	8-K	10.2	June 30, 2021
10.12*	Employment Agreement, dated as of June 30, 2021, between Net 1 UEPS Technologies, Inc. and Christopher Guy Butt Meyer	8-K	10.3	June 30, 2021
10.13*	Restrictive Covenants Agreement, dated as of June 30, 2021, between Net 1 UEPS Technologies, Inc. and Christopher Guy Butt Meyer	8-K	10.4	June 30, 2021
10.14*	Contract of Employment, effective February 5, 2021, between Net1 Applied Technologies South Africa Proprietary Limited and Lincoln Mali	8-K	10.1	February 11, 2021
10.15*	Restrictive Covenants Agreement, effective February 5, 2021, between Net1 Applied Technologies South Africa Proprietary Limited and Lincoln Mali	8-K	10.2	February 11, 2021
10.16*	Contract of Employment, dated as of December 9, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Naeem Kola	8-K	10.1	December 10, 2021
10.17*	Restrictive Covenants Agreement, dated as of December 9, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Naeem Kola	8-K	10.2	December 10, 2021
10.18*	Employment Agreement, dated as of December 9, 2021, between Net 1 UEPS Technologies, Inc. and Naeem Kola	8-K	10.3	December 10, 2021
10.19*	Restrictive Covenants Agreement, dated as of December 9, 2021, between Net 1 UEPS Technologies, Inc. and Naeem Kola	8-K	10.4	December 10, 2021
10.20*	Employment Agreement, dated as of February 8, 2023, between Lesaka Technologies, Inc. and Steven John Heilbron	10-Q	10.52	May 9, 2023
10.21*	Restrictive Covenants Agreement, dated as of February 8, 2023, between Lesaka Technologies, Inc. and Steven John Heilbron	10-Q	10.53	May 9, 2023
10.22*	First Amendment to Restrictive Covenant Agreements, dated as of December 9, 2021	8-K	10.7	December 10, 2021
10.23*	Consulting Agreement, dated August 5, 2020, by and between the Company and Ali Mazanderani	8-K	10.2	August 5, 2020
10.24	Facility Letter between Nedbank Limited and Net1 Applied Technologies South Africa Limited and certain of its subsidiaries dated as of December 13, 2013 and First Addendum thereto dated as of December 18, 2013	8-K	10.27	December 19, 2013
10.25	Letter from Nedbank Limited to Net1 Applied Technologies South Africa Proprietary Limited and certain of its subsidiaries, dated December 7, 2016	8-K	10.50	December 9, 2016
10.26	Policy Agreement, dated April 11, 2016, among the Company and the IFC Investors	8-K	10.32	April 12, 2016

10.27	Cooperation Agreement, dated May 13, 2020, by and between Net 1 UEPS Technologies, Inc. and VCP (Proprietary) Limited	8-K	10.1	May 14, 2020
10.28	Amendment No. 1 to Cooperation Agreement, dated December 9, 2020, by and between Net 1 UEPS Technologies, Inc. and Value Capital Partners (Pty) Ltd	8-K	10.1	December 10, 2020
10.29	Amendment No. 2 to Cooperation Agreement, dated March 22, 2022, by and between Net 1 UEPS Technologies, Inc. and Value Capital Partners (Pty) Ltd	10-K	10.32	September 9, 2022
10.30	Securities Purchase Agreement, dated March 22, 2022, among Net1 UEPS Technologies, Inc., Net1 Applied Technologies South Africa Proprietary Limited and Value Capital Partners Proprietary Limited	10-Q	10.58	May 10, 2022
10.31	Amendment No. 1 to Securities Purchase Agreement dated March 16, 2023, among Lesaka Technologies, Inc. (formerly Net1 UEPS Technologies, Inc.), Lesaka Technologies Proprietary Limited (formerly Net1 Applied Technologies South Africa Proprietary Limited) and Value Capital Partners Proprietary Limited	8-K	10.3	March 22, 2023
10.32	Senior Facility E Agreement, dated September 26, 2018, among Net1 Applied Technologies South Africa Proprietary Limited, FirstRand Bank Limited (acting through its Rand Merchant Bank division), as lender, and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as agent	8-K	10.96	October 2, 2018
10.33	Letter of Amendment, dated August 2, 2021, among Net1 Applied Technologies South Africa Proprietary Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as lender, related to the amendment to the Senior Facility E Agreement	8-K	10.1	August 2, 2021
10.34	Letter of Amendment, dated January 22, 2024, among Lesaka Proprietary Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as lender, related to the amendment to the Senior Facility E Agreement	8-K	10.1	January 23, 2024
10.35	Fifth Amendment and Restatement Agreement, dated March 16, 2023, between Lesaka Technologies Proprietary Limited (as borrower), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as lender), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as facility agent)	8-K	10.1	March 22, 2023
10.36	Amendment and Restatement Agreement, dated November 24, 2023, between Lesaka Technologies Proprietary Limited (as borrower), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as lender), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as facility agent)	8-K	10.1	December 1, 2023
10.37	First Amendment and Restatement Agreement, dated March 22, 2023, between Cash Connect Management Solutions Proprietary Limited (as borrower), arranged by FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as mandated lead arranger), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as facility agent)	8-K	10.2	March 22, 2023

10.38	Revolving Credit Facility Agreement, dated November 29, 2022, between Cash Connect Capital Proprietary Limited, the Parties Listed in Part I of Schedule 1 (the Original Guarantors) and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as Lender)		8-K	10.1	December 5, 2022
14	Code of Ethics	X			
21	Subsidiaries of Registrant	X			
23.1	Consent of Independent Registered Public Accounting Firm - KPMG, Inc.	X			
23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche (South Africa)	X			
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			
32	Certification pursuant to 18 USC Section 1350	X			
97	Compensation Clawback Policy	X			
101.INS	XBRL Instance Document	X			
101.SCH	XBRL Taxonomy Extension Schema	X			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X			
101.DEF	XBRL Taxonomy Extension Definition Linkbase	X			
101.LAB	XBRL Taxonomy Extension Label Linkbase	X			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	X			
104	Cover Page Interactive Data File (formatted as inline XBRL and continued in Exhibit 101)	X			

* Indicates a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LESAKA TECHNOLOGIES, INC.

By: /s/ Ali Mazanderani

Ali Mazanderani
Executive Chairman and Director

Date: September 11, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Kuben Pillay Kuben Pillay	Lead Independent Director and Director	September 11, 2024
/s/ Ali Mazanderani Ali Mazanderani	Executive Chairman and Director (Principal Executive Officer)	September 11, 2024
/s/ Naeem E. Kola Naeem E. Kola	Group Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 11, 2024
/s/ Antony C. Ball Antony C. Ball	Director	September 11, 2024
/s/ Nonkululeko N. Gobodo Nonkululeko N. Gobodo	Director	September 11, 2024
/s/ Javed Hamid Javed Hamid	Director	September 11, 2024
/s/ Steven J. Heilbron Steven J. Heilbron	Director	September 11, 2024
/s/ Lincoln C. Mali Lincoln C. Mali	Director	September 11, 2024
/s/ Chris G.B. Meyer Chris G.B. Meyer	Director	September 11, 2024
/s/ Sharron Venessa Naidoo Sharron Venessa Naidoo	Director	September 11, 2024
/s/ Monde Nkosi Monde Nkosi	Director	September 11, 2024
/s/ Ekta Singh-Bushell Ekta Singh-Bushell	Director	September 11, 2024

[This page intentionally left blank]

LESAKA TECHNOLOGIES, INC.
LIST OF CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Lesaka Technologies, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lesaka Technologies Inc. and subsidiaries (the Company) as of June 30, 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 11, 2024 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Company's goodwill impairment test for certain reporting units

As discussed in Notes 2 and 10 to the consolidated financial statements, the Company recorded goodwill as of June 30, 2024 of $138,551 thousand. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that could trigger an impairment test. The Company uses a discounted cash flow model to estimate the fair value for each reporting unit, which requires the Company to make significant estimates and assumptions related to reporting unit revenue growth rates. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital applicable to peer and industry comparables of the reporting units.

We identified the assessment of the Company's goodwill impairment test for certain reporting units as a critical audit matter. Subjective auditor judgement and specialized skills and knowledge were required to evaluate certain assumptions used in the discounted cashflow model, specifically, reporting unit revenue growth rates and the weighted average cost of capital. Changes in these assumptions could have a significant impact on the fair value of the reporting units.

The following are the primary procedures we performed to address this critical audit matter:
• we evaluated the reporting unit revenue growth rates by comparing the growth rates against historic performance, approved budgets and expected future performance based on industry and reporting unit specific factors and independent research;
• we involved valuation professionals with specialized skills and knowledge who assisted in the evaluation of the weighted average cost of capital used by the Company by developing a range of independent estimates of weighted average cost of capital for certain reporting units and comparing this range to the weighted average cost of capital selected by the Company; and
• we performed sensitivity analyses over these assumptions to assess their impact on the Company's determination that the fair value of the reporting units exceeds their carrying value.

/s/ KPMG, Inc

We have served as the Company's auditor since 2024

KPMG, Inc.

Registered Auditors

Johannesburg, South Africa

September 11, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Lesaka Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lesaka Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows, for each of the two years in the period ended June 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Deloitte & Touche
Registered Auditors
Johannesburg, South Africa

September 12, 2023

We began serving as the Company's auditor in 2004. In 2023 we became the predecessor auditor.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2024 and 2023

	June 30, 2024	June 30, 2023
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 59,065	$ 35,499
Restricted cash related to ATM funding and short-term credit facilities (Note 12)	6,853	23,133
Accounts receivable, net and other receivables (Note 4)	36,667	25,665
Finance loans receivable, net (Note 4)	44,058	36,744
Inventory (Note 5)	18,226	27,337
Total current assets before settlement assets	164,869	148,378
Settlement assets	22,827	15,258
Total current assets	187,696	163,636
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	31,936	27,447
OPERATING LEASE RIGHT-OF-USE (Note 8)	7,280	4,731
EQUITY-ACCOUNTED INVESTMENTS (Note 9)	206	3,171
GOODWILL (Note 10)	138,551	133,743
INTANGIBLE ASSETS, NET (Note 10)	111,353	121,597
DEFERRED TAX ASSETS, NET	3,446	10,315
OTHER LONG-TERM ASSETS, including equity securities (Note 9 and 11)	77,982	77,594
TOTAL ASSETS	558,450	542,234
LIABILITIES		
CURRENT LIABILITIES		
Short-term credit facilities for ATM funding (Note 12)	6,737	23,021
Short-term credit facilities (Note 12)	9,351	9,025
Accounts payable	16,674	12,380
Other payables (Note 13)	56,051	36,297
Operating lease liability - current (Note 8)	2,343	1,747
Current portion of long-term borrowings (Note 12)	3,878	3,663
Income taxes payable	654	1,005
Total current liabilities before settlement obligations	95,688	87,138
Settlement obligations	22,358	14,774
Total current liabilities	118,046	101,912
DEFERRED TAX LIABILITIES, NET	38,128	46,840
OPERATING LEASE LIABILITY - LONG TERM (Note 8)	5,087	3,138
LONG-TERM BORROWINGS (Note 12)	139,308	129,455
OTHER LONG-TERM LIABILITIES, including insurance policy liabilities (Note 11)	2,595	1,982
TOTAL LIABILITIES	303,164	283,327
REDEEMABLE COMMON STOCK (Note 14)	79,429	79,429
EQUITY		
COMMON STOCK (Note 14)		
Authorized: 200,000,000 with $0.001 par value;		
Issued and outstanding shares, net of treasury - 2024: 64,272,243; 2023: 63,640,246	83	83
PREFERRED STOCK		
Authorized shares: 50,000,000 with $0.001 par value;		
Issued and outstanding shares, net of treasury: 2024: - ; 2023: -	-	-
ADDITIONAL PAID-IN-CAPITAL	343,639	335,696
TREASURY SHARES, AT COST: 2024: 25,563,808; 2023: 25,244,286	(289,733)	(288,238)
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 15)	(188,355)	(195,726)
RETAINED EARNINGS	310,223	327,663
TOTAL LESAKA EQUITY	175,857	179,478
NON-CONTROLLING INTEREST	-	-
TOTAL EQUITY	175,857	179,478
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY	$ 558,450	$ 542,234

See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
for the years ended June 30, 2024, 2023 and 2022

	2024	2023	2022
	(In thousands, except per share data)		
REVENUE (Note 16)	$ 564,222	$ 527,971	$ 222,609
Services rendered	529,818	486,800	178,846
Loan-based fees received	29,948	25,308	22,444
Sale of goods	4,456	15,863	21,319
EXPENSE			
Cost of goods sold, IT processing, servicing and support	442,673	417,544	168,317
Selling, general and administration	92,001	95,050	74,993
Depreciation and amortization	23,665	23,685	7,575
Reorganization costs	-	-	5,894
Transaction costs related to Adumo (2024) and Connect (2022) acquisitions (Note 3)	2,293	-	6,025
Impairment loss (Note 10)	-	7,039	-
OPERATING INCOME (LOSS)	3,590	(15,347)	(40,195)
REVERSAL OF ALLOWANCE FOR DOUBTFUL EMI DEBT RECEIVABLE (Note 9)	250	-	-
LOSS ON DISPOSAL OF EQUITY-ACCOUNTED INVESTMENT (Note 9)	-	205	376
GAIN ON DISPOSAL OF EQUITY SECURITIES (Note 9)	-	-	720
GAIN RELATED TO FAIR VALUE ADJUSTMENT TO CURRENCY OPTIONS (Note 6)	-	-	3,691
INTEREST INCOME	2,294	1,853	2,089
INTEREST EXPENSE	18,932	18,567	5,829
LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	(12,798)	(32,266)	(39,900)
INCOME TAX EXPENSE (BENEFIT) (Note 18)	3,363	(2,309)	327
LOSS BEFORE LOSS FROM EQUITY-ACCOUNTED INVESTMENTS	(16,161)	(29,957)	(40,227)
LOSS FROM EQUITY-ACCOUNTED INVESTMENTS (Note 9)	(1,279)	(5,117)	(3,649)
NET LOSS FROM CONTINUING OPERATIONS	(17,440)	(35,074)	(43,876)
NET LOSS ATTRIBUTABLE TO LESAKA	$ (17,440)	$ (35,074)	$ (43,876)
Net loss per share, in United States dollars (Note 19):			
Basic loss attributable to Lesaka shareholders	$ (0.27)	$ (0.56)	$ (0.75)
Diluted loss attributable to Lesaka shareholders	$ (0.27)	$ (0.56)	$ (0.75)

See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME
for the years ended June 30, 2024, 2023 and 2022

	2024	2023	2022
		(In thousands)	
Net loss	$ (17,440)	$ (35,074)	$ (43,876)
Other comprehensive income (loss), net of taxes:			
Movement in foreign currency translation reserve	6,291	(31,183)	(25,413)
Movement in foreign currency translation reserve related to equity-accounted investments (Note 15)	489	3,935	1,239
Release of foreign currency translation reserve related to disposal of Finbond equity securities (Note 9 and Note 15)	1,543	362	587
Release of foreign currency translation reserve related to liquidation of subsidiaries (Note 15)	(952)	-	468
Total other comprehensive income (loss), net of taxes	7,371	(26,886)	(23,119)
Comprehensive loss	(10,069)	(61,960)	(66,995)
Comprehensive loss attributable to Lesaka	$ (10,069)	$ (61,960)	$ (66,995)

See accompanying notes to consolidated financial statements

LESAKA TECHNOLOGIES, INC.
Consolidated Statement of Changes in Equity for the year ended June 30, 2022 (dollar amounts in thousands)

Lesaka Technologies, Inc. Shareholders

	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2021	81,607,912	$ 80	(24,891,292)	$ (286,951)	56,716,620	$ 301,959	$ 406,613	$ (145,721)	$ 275,980	$ -	$ 275,980	$ 84,979
Stock issued	3,185,079	3			3,185,079	16,655			16,658		16,658	
Restricted stock granted	2,278,643				2,278,643	-			-		-	
Exercise of stock options	249,521				249,521	760			760		760	
Stock-based compensation charge (Note 17)						3,082			3,082		3,082	
Reversal of stock-based compensation charge (Note 17)	(105,542)				(105,542)	(120)			(120)		(120)	
Stock-based compensation charge related to equity-accounted investment						5			5		5	
Transfer from redeemable common stock to additional paid-in-capital (Note						5,550			5,550		5,550	(5,550)
Net loss							(43,876)		(43,876)		(43,876)	
Other comprehensive loss (Note 15)								(23,119)	(23,119)		(23,119)	
Balance – June 30, 2022	87,215,613	$ 83	(24,891,292)	$ (286,951)	62,324,321	$ 327,891	$ 362,737	$ (168,840)	$ 234,920	$ -	$ 234,920	$ 79,429

LESAKA TECHNOLOGIES, INC.

Consolidated Statement of Changes in Equity for the year ended June 30, 2023 (dollar amounts in thousands)

Lesaka Technologies, Inc. Shareholders

	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2022	87,215,613	$ 83	(24,891,292)	$ (286,951)	62,324,321	$ 327,891	$ 362,737	$ (168,840)	$ 234,920	-	$ 234,920	$ 79,429
Treasury shares repurchased			(352,994)	(1,287)	(352,994)	-			(1,287)		(1,287)	
Shares issued	206,239				206,239	-			-		-	
Restricted stock granted	1,418,386				1,418,386	-			-		-	
Exercise of stock options	158,659				158,659	481			481		481	
Stock-based compensation charge (Note 17)						7,673			7,673		7,673	
Reversal of stock-based compensation charge (Note 17)	(114,365)				(114,365)	(364)			(364)		(364)	
Stock-based compensation charge related to equity-accounted investment						15			15		15	
Net loss							(35,074)		(35,074)	-	(35,074)	
Other comprehensive loss (Note 15)								(26,886)	(26,886)	-	(26,886)	
Balance – June 30, 2023	88,884,532	$ 83	(25,244,286)	$ (288,238)	63,640,246	$ 335,696	$ 327,663	$ (195,726)	$ 179,478	-	$ 179,478	$ 79,429

LESAKA TECHNOLOGIES, INC.

Consolidated Statement of Changes in Equity for the year ended June 30, 2024 (dollar amounts in thousands)

Lesaka Technologies, Inc. Shareholders

	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2023	88,884,532	$ 83	(25,244,286)	$ (288,238)	63,640,246	$ 335,696	$ 327,663	$ (195,726)	$ 179,478	$ -	$ 179,478	$ 79,429
Treasury shares repurchased			(319,522)	(1,495)	(319,522)	-			(1,495)		(1,495)	
Shares issued	194,454				194,454	-			-		-	
Restricted stock granted	1,002,241				1,002,241	-			-		-	
Exercise of stock options	54,287				54,287	165			165		165	
Stock-based compensation charge (Note 17)						8,045			8,045		8,045	
Reversal of stock-based compensation charge (Note 17)	(299,463)				(299,463)	(134)			(134)		(134)	
Stock-based compensation charge related to equity-accounted investment						(133)			(133)		(133)	
Net loss							(17,440)		(17,440)	-	(17,440)	
Other comprehensive income (Note 15)								7,371	7,371	-	7,371	
Balance – June 30, 2024	89,836,051	$ 83	(25,563,808)	$ (289,733)	64,272,243	$ 343,639	$ 310,223	$ (188,355)	$ 175,857	$ -	$ 175,857	$ 79,429

See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASHFLOWS
for the years ended June 30, 2024, 2023 and 2022

	2024	2023	2022
		(In thousands)	
Cash flows from operating activities			
Net loss	$ (17,440)	$ (35,074)	$ (43,876)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	23,665	23,685	7,575
Impairment loss (Note 10)	-	7,039	-
Movement in allowance for credit losses	5,158	6,495	1,551
Fair value adjustment related to financial liabilities	(853)	(20)	(466)
(Profit) Loss on disposal of property, plant and equipment	(305)	(468)	(2,849)
Stock-based compensation charge (Note 17)	7,911	7,309	2,962
Gain on disposal of equity securities (9)	-	-	(720)
Loss on disposal of equity-accounted investment (9)	-	205	376
Interest payable	1,119	5,069	9
Facility fee amortized (Note 12)	443	864	251
Loss from equity-accounted investments (Note 9)	1,279	5,117	3,649
Movement in allowance for doubtful loans to equity-accounted investments	(250)	-	38
Dividends received from equity-accounted investments	95	42	155
Changes in net working capital			
(Increase) Decrease in accounts receivable (Note 20)	(10,873)	(1,687)	11,102
Increase in finance loans receivable (Note 20)	(10,029)	(12,353)	(2,047)
Decrease (Increase) in inventory	9,840	2,172	(4,820)
Increase (Decrease) in accounts payable and other payables	22,141	1,705	(8,851)
(Decrease) Increase in income taxes payable	(400)	(800)	1,087
Deferred tax expense (benefit)	(2,712)	(8,890)	(2,324)
Net cash provided by (used in) operating activities	28,789	410	(37,198)
Cash flows from investing activities			
Capital expenditures	(12,665)	(16,156)	(4,558)
Proceeds from disposal of property, plant and equipment	1,565	1,497	4,217
Acquisition of intangible assets	(294)	(419)	-
Proceeds from disposal of equity-accounted investment (Note 9)	3,508	656	865
Loans to equity-accounted investment (Note 9)	-	(112)	-
Repayment of loans by equity-accounted investments	250	112	-
Acquisitions, net of cash acquired (Note 3)	(1,583)	-	(202,159)
Proceeds from disposal of equity-accounted investment - Bank Frick (Note 9)	-	-	11,390
Proceeds from disposal of equity securities (Note 9)	-	-	720
Net change in settlement assets	(7,196)	(2,036)	(4,163)
Net cash (used in) provided by investing activities	(16,415)	(16,458)	(193,688)
Cash flows from financing activities			
Proceeds from bank overdraft (Note 12)	182,990	520,065	570,862
Repayment of bank overdraft (Note 12)	(199,642)	(547,271)	(525,459)
Long-term borrowings utilized (Note 12)	23,728	24,355	78,851
Repayment of long-term borrowings (Note 12)	(20,073)	(17,512)	(5,581)
Non-refundable deal origination fees/ guarantee fees (Note 12)	-	(100)	(1,307)
Acquisition of treasury stock	(1,495)	(1,287)	-
Proceeds from exercise of stock options	165	481	759
Net change in settlement obligations	7,214	2,148	4,134
Net cash (used in) provided by financing activities	(7,113)	(19,121)	122,259
Effect of exchange rate changes on cash	2,025	(10,999)	(10,338)
Net decrease in cash, cash equivalents and restricted cash	7,286	(46,168)	(118,965)
Cash, cash equivalents and restricted cash – beginning of period	58,632	104,800	223,765
Cash, cash equivalents and restricted cash – end of period (Note 20)	$ 65,918	$ 58,632	$ 104,800

See accompanying notes to consolidated financial statements

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Lesaka Technologies, Inc. ("Lesaka" and collectively with its consolidated subsidiaries, the "Company"), formerly named Net 1 UEPS Technologies, Inc., was incorporated in the State of Florida on May 8, 1997. The Company is a provider of financial technology, or fintech, products and services, primarily in South Africa and neighboring countries, to unbanked and underbanked consumers, and fintech solutions for merchants operating in formal and informal markets. The Company provides cash management and digitization services and card acquiring to merchants, and has developed and provides secure transaction technology solutions and services, and offers transaction processing, including bill payment and value-added services (including prepaid airtime and electricity products) and financial solutions to its customers.

Basis of presentation

The accompanying consolidated financial statements include subsidiaries over which Lesaka exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Reorganization charge - financial services restructuring during the year ended June 30, 2022

The Company has incurred significant losses since its contract to distribute social grants expired in September 2018. A strategic imperative for the Company was to return its South African consumer business to a breakeven position and then profitability as soon as possible. As part of a cost optimization review completed in late calendar 2021, the Company performed a review of its labor structure and determined that a number of its defined employee roles would need to be terminated due to redundancy. The Company embarked on a retrenchment process pursuant to Section 189A of the South African Labour Relations Act ("Labour Act") on January 10, 2022. The Company incurred cash costs of approximately $6.7 million (ZAR 103.4 million) during the third quarter of fiscal 2022, principally consisting of severance and related payments and the payment of unutilized leave days. The Company recorded an expense of $5.9 million in the caption reorganization costs in the Company's consolidated statement of operations for the year ended June 30, 2022. The primary difference between the reorganization charge amount and the total cash paid relates to leave pay which was accrued in prior periods.

July 2021 civil unrest in South Africa impacting the year ended June 30, 2022

Two of South Africa's nine provinces experienced significant civil unrest in July 2021 resulting in mass looting, loss of life, disruption of transport and supply routes, and widespread destruction of property. In total 337 South Africans lost their lives in the unrest – fortunately none of the Company's employees were injured or harmed. There was widespread damage to bank and ATM infrastructure in the affected provinces. In total approximately 1,800 ATMs and 300 branches were damaged across the industry, and the Banking Association of South Africa ("BASA"), estimates that total damage to banking infrastructure amounted to ZAR 1.6 billion. The South African Special Risks Insurance Association ("SASRIA"), a public enterprise and a non-life insurance company that provides coverage for damage caused by special risks such as politically motivated malicious acts, riots, strikes, terrorism and public disorders, estimates that the total damage to property across South Africa will be between ZAR 19.0 billion and ZAR 20.0 billion. The Company suffered damage at 19 of its branches and to 173 ATMs. The disruption and related closure of branches also impacted the Company's efforts to grow EPE customer numbers. The Company also saw an impact on transaction volumes through its ATMs with July 2021 volumes 13% lower than June 2021, and August 2021 3% lower than July 2021.

The Company's insurance claims to recover the cost to repair and replace its branches and ATMs have been met in full, with the Company receiving ZAR 38.6 million from SASRIA during the year ended June 30, 2022.

As a result of the disruption to ATM coverage and availability, BASA and the South Africa's banks agreed that the fee which customers pay to utilize other banks' ATMs would be waived for August and September 2021. The Company lost transaction fee revenue of approximately ZAR 6.0 million ($0.4 million) during the year ended June 30, 2022, as a result of this decision.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial statements of entities which are controlled by Lesaka, referred to as subsidiaries, are consolidated. Inter-company accounts and transactions are eliminated upon consolidation.

The Company, if it is the primary beneficiary, consolidates entities which are considered to be variable interest entities ("VIE"). The primary beneficiary is considered to be the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. No entities were required to be consolidated as a result of these requirements during the years ended June 30, 2024, 2023 and 2022.

Business combinations

The Company accounts for its business acquisitions under the acquisition method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values. The Company uses a number of valuation methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values, valuations on recent transactions or a combination thereof, and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. The Company recognizes measurement-period adjustments in the reporting period in which the adjustment amounts are determined.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

The primary functional currency of the consolidated entities is the South African Rand ("ZAR") and the Company's reporting currency is the U.S. dollar. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Translation gains and losses are reported in accumulated other comprehensive income in total equity. The Company releases the foreign currency translation reserve included in accumulated other comprehensive income attributable to a foreign entity upon sale or complete, or substantially complete, liquidation of the investment in that foreign entity and includes the release in the gain or loss reported related to the sale or liquidation of the foreign entity.

Foreign exchange transactions are translated at the spot rate ruling at the date of the transaction. Monetary items are translated at the closing spot rate at the balance sheet date. Transactional gains and losses are recognized in selling, general and administration expense on the Company's consolidated statement of operations for the period.

Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand and funds deposited in bank accounts with financial institutions that are liquid, unrestricted and readily available. Restricted cash represents cash which is legally or contractually restricted as to use and includes cash related to cash withdrawn from the Company's debt facilities to fund ATMs as well cash in certain bank accounts that have been ceded to under certain of the Company's borrowings.

Allowance for credit losses

Allowance for credit losses

The Company uses historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for its lending books. The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the lifetime loss rate with the month-end outstanding lending book. The allowance for credit losses related to Merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The Company writes off microlending finance loans receivable and related service fees and interest if a borrower is in arrears with repayments for more than three months or is deceased. The Company writes off merchant and working capital fina receivables and related fees when it is evident that reasonable recovery procedures, including where deemed necessary, formal legal action, have failed. Prior to July 1, 2023, the Company regularly reviewed the ageing of outstanding amounts due from borrowers and adjusted its allowance based on management's estimate of the recoverability of the finance loans receivable.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses (continued)

Allowance for credit losses (continued)

The Company uses a lifetime loss rate by expressing write-off experience as a percentage of corresponding invoice amounts (as opposed to outstanding balances). The allowance for credit losses related to these receivables has been calculated by multiplying the lifetime loss rate with recent invoice/origination amounts. Prior to July 1, 2023, a specific provision is established where it is considered likely that all or a portion of the amount due from customers renting safe assets, point of sale ("POS") equipment, receiving support and maintenance or transaction services or purchasing licenses or SIM cards from the Company will not be recovered. Non-recoverability is assessed based on a quarterly review by management of the ageing of outstanding amounts, the location and the payment history of the customer in relation to those specific amounts.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes transport and handling costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation. Property, plant and equipment are depreciated on the straight-line basis at rates which are estimated to amortize the assets to their anticipated residual values over their useful lives. Within the following asset classifications, the expected economic lives are approximately:

Vaults	8 years
Computer equipment	3 to 8 years
Office equipment	2 to 10 years
Vehicles	3 to 8 years
Furniture and fittings	3 to 10 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Leases

The Company determines whether an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets ("ROU"), operating lease liability - current, and operating lease liability – long term in its consolidated balance sheets. The Company does not have any significant finance leases as of June 30, 2024 and 2023, respectively, but its policy is to include finance leases in property and equipment, other payables, and other long-term liabilities in its consolidated balance sheets.

A ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liabilities represent its obligation to make lease payments arising from the lease arrangement. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease prepayments made and excludes lease incentives. The terms of the Company's lease arrangements may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company does not recognize right-of-use assets and lease liabilities for lease arrangements with a term of twelve months or less. The Company accounts for all components in a lease arrangement as a single combined lease component. Costs incurred in the adaptation of leased properties to serve the requirements of the Company (leasehold improvements) are capitalized and amortized over the shorter of the estimated useful life of the asset and the remaining term of the lease.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-accounted investments

The Company uses the equity method to account for investments in companies when it has significant influence but not control over the operations of the company. Under the equity method, the Company initially records the investment at cost and thereafter adjusts the carrying value of the investment to recognize its proportional share of the equity-accounted company's net income or loss. In addition, when an investment qualifies for the equity method (as a result of an increase in the level of ownership interest or degree of influence), the cost of acquiring the additional interest in the investee is added to the current basis of the Company's previously held interest and the equity method would be applied subsequently from the date on which the Company obtains the ability to exercise significant influence over the investee.

The Company releases a pro rata portion of the foreign currency translation reserve related to an equity-accounted investment that is included in accumulated other comprehensive income to earnings upon the sale of a portion of its ownership interest in the equity-accounted investment. The release of the pro rata portion of the foreign currency translation reserve is included in the measurement of the gain or loss on sale of a portion of the Company's ownership interest in the equity-accounted investment. The Company does not recognize cumulative losses in excess of its investment or loans in an equity-accounted investment except if it has an obligation to provide additional financial support.

Dividends received from an equity-accounted investment reduce the carrying value of the Company's investment. The Company has elected to classify distributions received from equity method investees using the nature of the distribution approach. This election requires the Company to evaluate each distribution received on the basis of the source of the payment and classify the distribution as either operating cash inflows or investing cash inflows. The Company reviews its equity-accounted investments for impairment whenever events or circumstances indicate that the carrying amount of the investment may not be recoverable.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that would more likely than not reduce the fair value of the reporting unit's goodwill below its carrying amount.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; and results of testing for recoverability of a significant asset group within a reporting unit. If goodwill is allocated to a reporting unit and the carrying amount of the reporting unit exceeds the fair value of that reporting unit, an impairment loss is recorded in the statement of operations. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties; present value techniques of estimated future cash flows; or valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Intangible assets

Intangible assets are shown at cost less accumulated amortization. Intangible assets are amortized over the following useful lives:

Customer relationships	1 to 15 years
Software, integrated platform and unpatented technology	3 to 10 years
FTS patent	10 years
Exclusive licenses	7 years
Brands and trademarks	3 to 20 years

Intangible assets are periodically evaluated for recoverability, and those evaluations take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt and equity securities

Debt securities

The Company is required to classify all applicable debt securities as either trading securities, available for sale or held to maturity upon investment in the security.

Trading

Debt securities acquired by the Company which it intends to sell in the short-term are classified as trading securities and are initially measured at fair value. These debt securities are subsequently measured at fair value and realized and unrealized gains and losses from these trading securities are included in the Company's consolidated statement of operations. Classification of a debt security as a trading security is not precluded simply because the Company does not intend to sell the security in the short term. The Company had no debt securities that were classified as trading securities as of June 30, 2024 and 2023, respectively.

Available for sale

Debt securities acquired by the Company that have readily determinable fair values are classified as available for sale i Company has not classified them as trading securities or if it does not have the ability or positive intent to hold the debt security until maturity. The Company is required to make an election to account for these debt securities as available for sale. These available for sale debt securities are initially measured at fair value. These debt securities are subsequently measured at fair value with unrealized gains and losses from available for sale investments in debt securities reported as a separate component of accumulated other comprehensive income, net of deferred income taxes, in shareholders' equity. The Company had no debt securities that were classified as available for sale securities as of June 30, 2024 and 2023, respectively.

Held to maturity

Debt securities acquired by the Company which it has the ability and the positive intent to hold to maturity are classified as held to maturity debt securities. The Company is required to make an election to classify these debt securities as held to maturity and these securities are carried at amortized cost. The amortized cost of held to maturity debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest received from the held to maturity security together with this amortization is included in interest income in the Company's consolidated statement of operations. The Company had a held to maturity security as of June 30, 2024 and 2023, respectively, refer to Note 4. The Company uses historical default experience over the lifetime of debt securities in order to calculate a lifetime loss rate for its held to maturity debt securities. As of each of July 1, 2023, and June 30, 2024, the carrying value of the Company's held to maturity debt securities was $0.

Impairment of debt securities

Up until the adoption of guidance regarding *Measurement of Credit Losses on Financial Instruments on July 1, 2023,* the Company's available for sale and held to maturity debt securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value.

With regard to available for sale and held to maturity debt securities, the Company considers (i) the ability and intent to hold the debt security for a period of time to allow for recovery of value (ii) whether it is more likely than not that the Company will be required to sell the debt security; and (iii) whether it expects to recover the entire carrying amount of the debt security. The Company records an impairment loss in its consolidated statement of operations representing the difference between the debt securities carrying value and the current fair value as of the date of the impairment if the Company determines that it intends to sell the debt security or if that it is more likely than not that it will be required to sell the debt security before recovery of the amortized cost basis. However, the impairment loss is split between a credit loss and a non-credit loss for debt securities that the Company determines that it does not intend to sell or that it is more likely than not that it will not be required to sell the debt securities before the recovery of the amortized cost basis. The credit loss portion, which is measured as the difference between the debt security's cost basis and the present value of expected future cash flows, is recognized in the Company's consolidated statement of operations. The non-credit loss portion, which is measured as the difference between the debt security's cost basis and its current fair value, is recognized in other comprehensive income, net of applicable taxes.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities

Equity securities are measured at fair value. Changes in the fair value of equity securities are recorded in the Company's consolidated statement of operations within the caption titled "change in fair value of equity securities". The Company may elect to measure equity securities without readily determinable fair values at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer ("cost minus changes in observable prices equity securities"). Changes in the fair value of the Company's cost minus changes in observable prices equity securities are discussed in Note 9. There were no changes in the fair value of the Company's cost minus changes in observable prices equity securities during the year ended June 30, 2024, 2023 and 2022, respectively. The Company performs a qualitative assessment on a quarterly basis and recognizes an impairment loss if there are sufficient indicators that the fair value of the equity security is less than its carrying value.

Policy reserves and liabilities

Reserves for policy benefits and claims payable

The Company determines its reserves for policy benefits under its life insurance products using a model which estimates claims incurred that have not been reported and total present value of disability claims-in-payment at the balance sheet date. This model allows for best estimate assumptions based on experience (where sufficient) plus prescribed margins, as required in the markets in which these products are offered, namely South Africa.

The best estimate assumptions include (i) mortality and morbidity assumptions reflecting the company's most recent experience and (ii) claim reporting delays reflecting Company specific and industry experience. Most of the disability claims-in-payment reserve is reinsured and the reported values were based on the reserve held by the relevant reinsurer. The values of matured guaranteed endowments are increased by late payment interest (net of the asset management fee and allowance for tax on investment income).

Deposits on investment contracts

For the Company's interest-sensitive life contracts, liabilities approximate the policyholder's account value.

Reinsurance contracts held

The Company enters into reinsurance contracts with reinsurers under which the Company is compensated for the entire amount or a portion of losses arising on one or more of the insurance contracts it issues.

The expected benefits to which the Company is entitled under its reinsurance contracts held are recognized as reinsurance assets. These assets consist of short-term balances due from reinsurers (classified within Accounts receivable, net and other receivables) as well as long-term receivables (classified within other long-term assets) that are dependent on the expected claims and benefits arising under the related reinsurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are assessed for impairment at each balance sheet date. If there is reliable objective evidence that amounts due may not be recoverable, the Company reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in its consolidated statement of operations. Reinsurance premiums are recognized when due for payment under each reinsurance contract.

Redeemable common stock

Common stock that is redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of Company is presented outside of total Lesaka equity (i.e. permanent equity). Redeemable common stock is initially recognized at issuance date fair value and the Company does not adjust the issuance date fair value if redemption is not probable. The Company re-measures the redeemable common stock to the maximum redemption amount at the balance sheet date once redemption is probable. Reduction in the carrying amount of the redeemable common stock is only appropriate to the extent that the Company has previously recorded increases in the carrying amount of the redeemable equity instrument as the redeemable common stock may not be carried at an amount that is less than the initial amount reported outside of permanent equity.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Redeemable common stock (continued)

Redeemable common stock is reclassified as permanent equity when presentation outside permanent equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument). The existing carrying amount of the redeemable common stock is reclassified to permanent equity at the date of the event that caused the reclassification and prior period consolidated financial statements are not adjusted.

Revenue recognition

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations based on observable standalone selling prices. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Nature of products and services

Prepaid airtime sold

The Company purchases airtime vouchers for resale to customers and acts as a principal in these transactions. Airtime purchased for resale is included in inventory and released to cost of goods sold, IT processing, servicing and support upon sale of the inventory. The Company negotiates and agrees sales prices for airtime sales with its customers and revenue is measured at the agreed contractual price. The Company recognizes revenue when the airtime is delivered to the customer.

Processing fees

The Company earns processing fees from transactions processed for its customers. The Company provides its customers with transaction processing services that involve the collection, transmittal and retrieval of all transaction data in exchange for consideration upon completion of the transaction and recognizes revenue from these activities at a point in time. In certain instances, the Company also provides a funds collection and settlement service for its customers and recognizes revenue from these activities at a point in time. The Company also provides customers with cash management and digitization services which enables its merchant customers to deposit cash into digital vaults operated by the Company, after which the funds are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers and recognizes revenue from these activities at a point in time. The Company considers each of these services as a single performance obligation. The Company's contracts specify a transaction price for services provided. Processing revenue fluctuates based on the type and the volume of transactions processed. Revenue is recognized on the completion of the processed transaction.

The Company, as a transaction processor and in the capacity of an agent, facilitates the delivery of value added services ("VAS") to its customers (including prepaid airtime vouchers, prepaid electricity and gaming vouchers) and earns a commission once these services are delivered to the customer. The Company recognizes revenue from these activities at a point in time. Revenue from these transactions fluctuates based on the volume of VAS services distributed.

Customers serviced by the Company's Consumer operating segment that have a bank account managed by the Company are issued cards that can be utilized to withdraw funds at an ATM or to transact at a merchant point of sale device ("POS"). The Company earns processing fees from transactions processed for these customers. The Company's contracts specify a transaction price for each service provided (for instance, ATM withdrawal, balance enquiry, etc.). Processing revenue fluctuates based on the type and volume of transactions performed by the customer. Revenue is recognized on the completion of the processed transaction at a point in time.

Account holder fees

The Company provides bank accounts to customers and this service is underwritten by a regulated banking institution because the Company is not a bank. The Company charges its customers a fixed monthly bank account administration fee for all active bank accounts regardless of whether the account holder has transacted or not. The Company recognizes account holder fees on a monthly basis on all active bank accounts, which are earned over time and billed on a monthly basis. Revenue from account holders' fees fluctuates based on the number of active bank accounts.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Nature of products and services (continued)

Lending revenue

The Company provides short-term loans to customers (consumers) in South Africa and charges up-front initiation fees and monthly service fees. Initiation fees are recognized using the effective interest rate method, which requires the utilization of the rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan. Monthly service fee revenue is recognized under the contractual terms of the loan. The monthly service fee are earned over time and is fixed upon initiation and does not change over the term of the loan and is recognized when billed on a monthly basis.

Interest earned from customers

The Company provides short-term loans to merchants in South Africa and levies interest on the amount lent. The Company does not charge these customers up-front initiation fees or monthly service fees. Interest earned from customers is recognized using the effective interest rate method, which requires the utilization of the rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan. The interest rate included in the contract with the customer generally changes with changes to benchmark rates of interest set by the South African Reserve Bank.

Technology products

The Company supplies hardware and licenses for its customers to use the Company's technology. Hardware includes the sale of POS devices, SIM cards and other consumables which can occur on an ad hoc basis. The Company recognizes revenue from hardware at the transaction price specified in the contract as the hardware is delivered to the customer. Licenses include the right to use certain technology developed by the Company and the associated revenue is recognized ratably over the license period.

Insurance revenue

The Company writes life insurance contracts, and policy holders pay the Company a monthly insurance premium at the beginning of each month. Premium revenue is recognized on a monthly basis net of policy lapses. Policy lapses are provided for on the basis of expected non-payment of policy premiums.

Accounts Receivable, Contract Assets and Contract Liabilities

The Company recognizes accounts receivable when its right to consideration under its contracts with customers becomes unconditional. The Company has no contract assets or contract liabilities.

Research and development expenditure

Research and development expenditure is charged to net income in the period in which it is incurred. During the years ended June 30, 2024, 2023 and 2022, the Company incurred research and development expenditures of $0.5 million, $0.5 million and $0.5 million, respectively.

Computer software development

Product development costs in respect of software intended for sale to licensees are expensed as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined to be viable for its intended use. Once technological feasibility is reached, the Company capitalized such costs and amortizes these costs over the products' estimated life. The time between the attainment of technological feasibility and completion of software development is generally short with insignificant amounts of development costs incurred during this period.

Costs in respect of the development of software for the Company's internal use are expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred taxes are adjusted to reflect the effects of changes in tax laws or rates in the period of enactment. The majority of the Company's income taxes and deferred tax balances arise in the South Africa. The Company used the enacted statutory tax rate of 27% for the years ended June 30, 2024 and 2023, and the enacted rate of 28% for the year ended June 30, 2022 to measure current tax expense (benefit) and deferred tax expense (benefit) in South Africa. There was a change in the South African enacted tax rate during the year ended June 30, 2023, from 28% to 27%, and the Company measured its South African current tax expense for the years ended June 30, 2023 and 2024 and its South African deferred tax assets and liabilities as of June 30, 2023 and 2024, using the enacted statutory tax rate in South Africa of 27%.

In establishing the appropriate deferred tax asset valuation allowances, the Company assesses the realizability of its deferred tax assets, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the deferred tax assets or a portion thereof will be realized.

Unrecognized tax benefits are recorded in the financial statements for positions which are not considered more likely than not of being sustained based on the technical merits of the position on examination by the taxing authorities. For positions that meet the more likely than not standard, the measurement of the tax benefit recognized in the financial statements is based upon the largest amount of tax benefit that, in management's judgement, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes. The Company's policy is to include interest related to income taxes in interest expense and penalties in selling, general and administration in the consolidated statements of operations.

The Company has elected the period cost method and records U.S. inclusions in taxable income related to global intangible low taxed income ("GILTI") as a current-period expense when incurred.

Stock-based compensation

Stock-based compensation represents the cost related to stock-based awards granted. The Company measures equity-based stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. In respect of awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. The forfeiture rate is estimated using historical trends of the number of awards forfeited prior to vesting. The expense is recorded in the statement of operations and classified based on the recipients' respective functions. The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in income tax expense in the consolidated statement of operations.

Equity instruments issued to third parties

Equity instruments issued to third parties represents the cost related to equity instruments granted. The Company measures this cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The forfeiture rate is estimated based on the Company's expectation of the number of awards that will be forfeited prior to vesting. The Company records deferred tax assets for equity instrument awards that result in deductions on the Company's income tax returns, based on the amount of equity instrument cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in the statement of operations.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Settlement assets and settlement obligations

The Company provides customers with cash management and digitization services which enable its merchant customers to deposit cash into digital vaults operated by the Company, after which the funds are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers.

Settlement assets comprise (1) cash received from merchant customers from cash deposits into the Company's safe assets, which are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers, and (2) cash received from credit card companies (as well as other types of payment services) which have business relationships with merchants selling goods and services that are the Company's customers and on whose behalf it processes the transactions between various parties.

Settlement obligations comprise (1) amounts that the Company is obligated to disburse to merchant customers or to their nominated pre-selected suppliers, and (2) amounts that the Company is obligated to disburse to merchants selling goods and services that are the Company's customers and on whose behalf it processes the transactions between various parties and settles the funds from the credit card companies to the Company's merchant customers.

The balances at each reporting date may vary widely depending on the timing of the receipts and payments of these assets and obligations.

Recent accounting pronouncements adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued guidance regarding *Measurement of Credit Losses on Financial Instruments*. The guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans, and other financial instruments, an entity is required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The guidance became effective for the Company beginning July 1, 2023. The adoption of this guidance did not have a material impact on the Company's financial statements and related disclosures, refer to Note 4.

In November 2019, the FASB issued guidance regarding *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)*. The guidance provides a framework to stagger effective dates for future major accounting standards and amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities, including Smaller Reporting Companies. The Company is a Smaller Reporting Company. Specifically, the guidance changes some effective dates for certain new standards on the following topics in the FASB Codification, namely Derivatives and Hedging (ASC 815); Leases (ASC 842); Financial Instruments — Credit Losses (ASC 326); and Intangibles — Goodwill and Other (ASC 350). The guidance defers the adoption date of guidance regarding *Measurement of Credit Losses on Financial Instruments* by the Company from July 1, 2020 to July 1, 2023. The guidance became effective for the Company beginning July 1, 2023. The adoption of this guidance did not have a material impact on the Company's financial statements and related disclosures, refer to Note 4.

Recent accounting pronouncements not yet adopted as of June 30, 2024

In November 2023. the FASB issued guidance regarding *Segment Reporting (Topic 280)* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. This guidance is effective for the Company beginning July 1, 2024 for its year ended June 30, 2025, and for interim periods commencing from July 1, 2025 (i.e. for the quarter ended September 30, 2025). The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

In December 2023, the FASB issued guidance regarding *Income Taxes (Topic 740)* to improve income tax disclosure requirements. The guidance requires entities, on an annual basis, to (1) disclose specific categories in the income tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). This guidance is effective for the Company beginning July 1, 2025. The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS

The Company did not make any acquisitions during the year ended June 30, 2023. The cash paid, net of cash received related to the Company's acquisition during the years ended June 30, 2024 and 2022, is summarized in the table below:

	2024	2022
Total cash paid	$ 2,248	$ 240,582
Less: cash acquired	665	38,423
Total cash paid, net of cash received[(1)]	$ 1,583	$ 202,159

(1) – amount for 2022 represents the cash paid, net of cash acquired, to acquire a controlling interest in Connect.

2025 proposed acquisition of Adumo

On May 7, 2024, the Company entered into a Sale and Purchase Agreement (the "Purchase Agreement") with Lesaka SA, and Crossfin Apis Transactional Solutions (Pty) Ltd and Adumo ESS (Pty) Ltd ("the Sellers"). Pursuant to the Purchase Agreement and subject to its terms and conditions, Lesaka, through its subsidiary, Lesaka SA, agreed to acquire, and the Sellers agreed to sell, all of the outstanding equity interests and certain claims in the Adumo (RF) Proprietary Limited ("Adumo").

The purchase consideration will be settled through the combination of an issuance of 17,279,803 shares of the Company's common stock ("Consideration Shares") and a ZAR 232 million ($12.5 million, translated at the prevailing rate of $1: ZAR 18.5 as of May 7, 2024) payment in cash. The share issuance was based off of the base purchase consideration of ZAR 1.59 billion ($85.9 million), less the ZAR 232 million cash payment, implying a value per share of $4.25 ((ZAR 1.59 billion – ZAR 0.232 billion)/ 17,279,803 / ZAR 18.5).

The Purchase Agreement includes customary covenants from the Sellers, including (i) to conduct the business in the ordinary course during the period between the execution of the Purchase Agreement and the closing of the transactions contemplated thereby, and (ii) not to engage in certain kinds of transactions during such period.

The closing of the transaction is subject to customary closing conditions, including the following open conditions (i) obtaining certain third-party consents; and (ii). Lesaka SA (or is nominee), on or before October 31, 2024, concluding a written unconditional agreement with Crossfin SPV in relation to the acquisition of all (and not only a portion) of one of the ultimate shareholders' pro rata entitlements to Consideration Shares (other than those which are required to be liquidated in order to satisfy cash tax obligations), provided that the aggregate consideration for such entitlements will be equal to an amount of ZAR 285,772,238 and provided further that: (1) Lesaka (or its nominee, as applicable) has provided a bank guarantee from Rand Merchant Bank (a division of FirstRand Bank Limited) or other South African registered bank in respect of the settlement of such aggregate consideration and (2) that, to the extent applicable, Lesaka's nominee has, prior to the conclusion thereof, obtained all approvals as may be required to conclude and implement such agreement.

The following closing conditions have been met as of the date of this Annual Report on Form 10-K (i) approval from the competition authorities of South Africa and Namibia; (ii) exchange control approval from the financial surveillance department of the South African Reserve Bank (iii) approval from all necessary regulatory bodies and from shareholders to issue the Consideration Shares to the Sellers; (iv) the Company obtained confirmation from RMB that it has sufficient funds to settle the cash portion of the purchase consideration; (v) approval of Adumo shareholders (including preference shareholders) with respect to entering into and implementation of the Purchase Agreement, and all other agreements and transactions contemplated in the Purchase Agreement; (vi) obtained the consent of Adumo's lender regarding Adumo entering into and implementing the Purchase Agreement, and all other agreements and transactions contemplated in the Purchase Agreement, (vii) the release of certain Seller's shares held as security by such bank; (viii) obtained the consent of the lender of one of Adumo's shareholders regarding Adumo entering into the transaction; and (ix) the Company signing a written addendum to the Policy Agreement with International Finance Corporation that provides for the inclusion of the Consideration Shares attributable to certain Seller shareholders in the definition of "Put Shares" under the Policy Agreement, and related change.

The Company has agreed to file a resale registration statement with the United States Securities and Exchange Commission ("SEC") covering the resale of the Consideration Shares by the Sellers following the closing of the transaction. The Company has undertaken to use its commercially reasonable efforts to have the resale registration statement declared effective by the SEC following its filing.

The Company incurred transaction-related expenditures of $2.3 million during the year ended June 30, 2024, related to the process to acquire Adumo. The Company's accruals presented in Note 13 of as June 30, 2024, includes an accrual of transaction related expenditures of $0.9 million and the Company expects to incur a further $1.4 million in transaction costs over the remainder of the 2025 calendar year.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   ACQUISITIONS (continued)

2024 Acquisitions

April 2024 acquisition of Touchsides

In April 2024 the Company closed the acquisition of Touchsides (Pty) LTd ("Touchsides"). Touchsides is a leading data analytics and insights company, and complementary with the Company's Kazang business. The acquisition expands Kazang's footprint in the informal market by adding an established solution that has a strong presence in the licensed tavern market. Touchsides has an installed base of over 10,000 active POS terminals across South Africa's licensed taverns, and processes more than 1.5 million transactions per day. The business provides platform-as-a-service ("PaaS") and software-as-a-service ("SaaS") solutions to licensed tavern outlets, enabling the measurement of sales activity in real-time, management of stock levels and informing commercial decisions, such as pricing and promotional offers. The data and insights gathered from these terminals carries significant value and potential to be monetized through relationships with a range of clients including fast-moving consumer goods companies, retailers, wholesalers, route-to-market suppliers, and financiers.

Touchsides has been allocated to our Merchant operating segment.

The final purchase price allocation of the Touchsides acquisition, translated at the foreign exchange rates applicable on the date of acquisition, is provided in the table below:


Touchsides


	April 2024
Cash and cash equivalents	$ 665
Accounts receivable	788
Property, plant and equipment	1,106
Operating lease right of use asset	112
Intangible assets	33
Accounts payable	(53)
Other payables	(279)
Operating lease liability – current	(63)
Deferred income taxes liabilities	(9)
Operating lease liability - long-term	(52)
Fair value of assets and liabilities on acquisition	$ 2,248

Pro forma results of operations have not been presented because the effect of the Touchsides acquisition is not material to the Company. During the year ended June 30, 2024, the Company incurred acquisition-related expenditure of $0.1 million related to this acquisition. Since the closing of the Touchsides acquisition, it has contributed revenue and net loss of $0.9 million and $0.2 million, respectively, for the year ended June 30, 2024.

2023 Acquisitions

None.

2022 Acquisitions

April 2022 acquisition of Connect

On October 31, 2021, the Company entered into a Sale of Shares Agreement (the "Sale Agreement") with the Sellers (as defined in the Sale Agreement), Cash Connect Management Solutions Proprietary Limited ("CCMS"), Ovobix (RF) Proprietary Limited ("Ovobix"), Luxiano 227 Proprietary Limited ("Luxiano") and K2021477132 (South Africa) Proprietary Limited ("K2021" and together with CCMS, Ovobix and Luxiano, "Connect"). Pursuant to the Sale Agreement, and subject to its terms and conditions, the Company's wholly-owned subsidiary, Lesaka SA (formerly named Net1 SA), agreed to acquire, and the Sellers agreed to sell, all of the outstanding equity interests and certain claims in Connect. The transaction closed on April 14, 2022.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. **ACQUISITIONS (continued)**

2022 Acquisitions (continued)

April 2022 acquisition of Connect (continued)

The total purchase consideration was ZAR 3.8 billion ($258.9 million), comprising ZAR 3.5 billion ($240.6 million) in cash, contingent consideration of ZAR 23.8 million ($1.6 million), and ZAR 241.9 million ($16.7 million) in 3,185,079 shares of the Company's common stock. The contingent consideration related to a tax matter which was resolved in July 2022, and the consideration was settled in cash in September 2022. The contingent consideration is included in the caption other payables in the Company's consolidated balance sheet as of June 30, 2022, refer to Note 13. The 3,185,079 shares of common stock are issuable in three equal tranches on each of the first, second and third anniversaries of the closing and was calculated as ZAR 350.0 million divided by the sum of $7.50 multiplied by the closing date exchange rate (as defined in the Sale Agreement) of $1:ZAR 14.65165. Refer to Note 14 for issuances during the year ended June 30, 2024 and 2023, respectively. The fair value of the purchase consideration settled in shares of common stock of $16.7 million was calculated as 3,185,079 shares of Lesaka common stock multiplied by the April 13, 2022 closing price on the NasdaqGS of $5.23.

The closing of the transaction was subject to customary closing conditions, including (i) approval from the competition authorities of South Africa, Namibia and Botswana, (ii) exchange control approval from the financial surveillance department of the South African Reserve Bank, and (iii) obtaining certain third-party consents. In addition, the closing of the transaction was subject to entry into definitive financing agreements by each of Lesaka SA and CCMS for an aggregate of ZAR 2.4 billion in debt financing provided by Rand Merchant Bank and satisfying the conditions precedent for funding thereunder, of which ZAR 1.1 billion relates to the financing agreements described below and ZAR 1.3 billion related to finance agreements signed between CCMS and RMB. Of the ZAR 1.3 billion related to CCMS, approximately ZAR 250 million related to new debt as part of the funding of the acquisition. The definitive loan agreements became effective upon closing the transaction, refer to Note 12.

The South African competition authorities approved the transaction subject to certain public interest conditions relating to employment, increasing the spread of ownership by historically disadvantaged people ("HDPs") and workers, and investing in supplier and enterprise development. Further to increasing the spread of ownership by HDPs, Lesaka is required to establish an employee share ownership scheme ("ESOP") within 36 months of the implementation of the Connect acquisition that complies with certain design principles for the benefit of the workers of the merged entity to receive a shareholding in Lesaka equal in value to at least 3% of the issued shares in Lesaka at the date of the Connect acquisition. If within 24 months of the implementation date of the transaction, Lesaka generates a positive net profit for three consecutive quarters, the ESOP shall increase to an amount equal in value to at least 5% of the issued shares in Lesaka at the date of the Connect acquisition. The final structure of the ESOP is contingent on Lesaka shareholder approval and relevant regulatory and governance approvals. The ESOP had not been established as of the date of the consolidated annual financial statements.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   **ACQUISITIONS (continued)**

2022 Acquisitions (continued)

April 2022 acquisition of Connect (continued)

The Company incurred transaction-related expenditures of $6.0 million during the year ended June 30, 2022, related to the acquisition of Connect. On acquisition, the Company recognized a deferred tax liability of approximately $50.3 million related to the acquisition of Connect intangible assets during the year ended June 30, 2022. The final purchase price allocation of the Connect acquisition, translated at the foreign exchange rates applicable on the date of acquisition, is provided in the table below:

Connect

	April 2022
Cash and cash equivalents	$ 38,423
Accounts receivable	24,032
Finance loans receivable	15,706
Inventory	11,431
Property, plant and equipment	20,872
Operating lease right of use asset	753
Equity-accounted investment	73
Goodwill	153,693
Intangible assets	179,484
Deferred income taxes assets	2,284
Short term facilities	(16,903)
Accounts payable	(27,914)
Other payables	(4,793)
Operating lease liability – current	(434)
Current portion of long – term borrowings	-
Income taxes payable	(982)
Deferred income taxes liabilities	(50,255)
Operating lease liability - long-term	(319)
Long-term borrowings	(86,960)
Settlement assets	13,561
Settlement liabilities	(12,875)
Fair value of assets and liabilities on acquisition	$ 258,877

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4.   ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net

Accounts receivable, net and other receivables

The Company's accounts receivable, net, and other receivables as of June 30, 2024, and June 30, 2023, are presented in the table below:

	June 30, 2024	June 30, 2023
Accounts receivable, trade, net	$ 13,262	$ 11,037
Accounts receivable, trade, gross	14,503	11,546
Allowance for credit losses, end of period	1,241	509
Beginning of period	509	509
Reallocation to allowance for credit losses[1]	-	(418)
Reversed to statement of operations	(511)	(31)
Charged to statement of operations	1,305	2,005
Utilized	(67)	(1,645)
Foreign currency adjustment	5	89
Current portion of amount outstanding related to sale of interest in Carbon, net of allowance: 2024: $750 2023: $1,000	-	-
Current portion of total held to maturity investments	-	-
Investment in 7.625% of Cedar Cellular Investment 1 (RF) (Pty) Ltd 8.625% notes	-	-
Other receivables	23,405	14,628
Total accounts receivable, net	$ 36,667	$ 25,665

(1) Represents reallocation of a portion of the Merchant allowance for credit losses as of June 30, 2022, which was included in the allowance for credit losses as of June 30, 2022.

Trade receivables include amounts due from customers which generally have a very short-term life from date of invoice or service provided to settlement. The duration is less than a year in all cases and generally less than 30 days in many instances. The short-term nature of these exposures often results in balances at month-end that are disproportionately small compared to the total invoiced amounts. The month-end outstanding balance are more volatile than the monthly invoice amounts because they are affected by operational timing issues and the fact that a balance is outstanding at month-end is not necessarily an indication of increased risk but rather a matter of operational timing.

Credit risk in respect of trade receivables are generally not significant and the Company has not developed a sophisticated model for these basic credit exposures. The Company determined to use a lifetime loss rate by expressing write-off experience as a percentage of corresponding invoice amounts (as opposed to outstanding balances). The allowance for credit losses related to these receivables has been calculated by multiplying the lifetime loss rate with recent invoice/origination amounts. Management actively monitors performance of these receivables over short periods of time. Different balances have different rules to identify an account in distress. Once balances in distress are identified, specific allowances are immediately created. Subsequent recovery from distressed accounts is not significant.

Current portion of amount outstanding related to sale of interest in Carbon represents the amount due from the purchaser related to the sale of the Company's interest in Carbon Tech Limited ("Carbon"), which was accounted for as an equity-accounted investment, of $0.25 million, net of an allowance for doubtful loans receivable of $0.25 million as of June 30, 2023, and an amount due related to the sale of the loan, with a face value of $3.0 million, which was sold in September 2022 for $0.75 million, net of an allowance for doubtful loans receivable of $0.75 million, refer to Note 9 for additional information. The Company received the outstanding $0.25 million related to the sale of the equity-accounted investment in October 2023, and has reversed the allowance for doubtful loans receivable of $0.25 million during the year ended June 30, 2024. The Company has not yet received the outstanding $0.75 million related to the sale of the $3.0 million loan, and continues to engage with the purchaser to recover the outstanding balance.

Investment in 7.625% of Cedar Cellular Investment 1 (RF) (Pty) Ltd 8.625% notes represents the investment in a note which was due to mature in August 2022 and forms part of Cell C's capital structure. The carrying value as of each of June 30, 2024 and 2023, respectively was $0 (zero). No interest income from the Cedar Cellular note was recorded during the years ended June 30, 2024, 2023 and 2022, respectively. Interest, if any, on this investment will only be paid, at Cedar Cellular's election, on its maturity which is in the process of being extended beyond its original date of August 2022.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4.   ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net (continued)

Accounts receivable, net and other receivables (continued)

The Company does not expect to recover the amortized cost basis of the Cedar Cellular notes due to its assessment that the equity in Cell C currently has no value which would result in there being no future cash flows to be collected from the debt security on maturity. The Company could not calculate an effective interest rate on the Cedar Cellular note because the carrying value was zero ($0.0 million) as of June 30, 2024 and 2023. The Company therefore could not calculate the present value of the expected cash flows to be collected from the debt security by discounting these cash flows at the interest rate implicit in the security upon acquisition (at a rate of 24.82%) because there are no future cash flows to discount.

Other receivables include prepayments, deposits, income taxes receivable and other receivables.

Contractual maturities of held to maturity investments

Summarized below is the contractual maturity of the Company's held to maturity investment as of June 30, 2024:

	Cost basis	Estimated fair value[1]
Due in one year or less [2]	$ -	$ -
Due in one year through five years	-	-
Due in five years through ten years	-	-
Due after ten years	-	-
Total	$ -	$ -

(1) The estimated fair value of the Cedar Cellular note has been calculated utilizing the Company's portion of the assets held by Cedar Cellular, namely, Cedar Cellular's investment in Cell C.
(2) The cost basis is zero ($0.0 million).

Finance loans receivable, net

The Company's finance loans receivable, net, as of June 30, 2024, and June 30, 2023, is presented in the table below:

	June 30, 2024	June 30, 2023
Microlending finance loans receivable, net	$ 28,184	$ 20,605
Microlending finance loans receivable, gross	30,131	22,037
Allowance for credit losses - finance loans receivable, end of period	1,947	1,432
Beginning of period	1,432	1,394
Reversed to statement of operations	(210)	-
Charged to statement of operations	2,454	1,452
Utilized	(1,795)	(1,214)
Foreign currency adjustment	66	(200)
Merchant finance loans receivable, net	15,874	16,139
Merchant finance loans receivable, gross	18,571	18,289
Allowance for credit losses - finance loans receivable, end of period	2,697	2,150
Beginning of period	2,150	297
Reallocation from allowance for credit losses[1]	-	418
Reversed to statement of operations	(359)	(1,268)
Charged to statement of operations	2,479	3,068
Utilized	(1,672)	-
Foreign currency adjustment	99	(365)
Total finance loans receivable, net	$ 44,058	$ 36,744

(1) Represents reallocation of a portion of the Merchant allowance for credit losses - finance loans receivable as of June 30, 2022, which was included in the allowance for credit losses as of June 30, 2022.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4.   ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net (continued)

Finance loans receivable, net (continued)

Total finance loans receivable, net, comprises microlending finance loans receivable related to the Company's microlending operations in South Africa as well as its merchant finance loans receivable related to Connect's lending activities in South Africa. Certain merchant finance loans receivable with an aggregate balance of $15.2 million as of June 30, 2024 have been pledged as security for the Company's revolving credit facility (refer to Note 12).

Allowance for credit losses

Microlending finance loans receivable

Microlending finance loans receivable is related to the Company's microlending operations in South Africa whereby it provides unsecured short-term loans to qualifying customers. Loans to customers have a tenor of up to six months, with the majority of loans originated having a tenor of six months. The Company analyses this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. Refer to Note 6 related to the Company risk management process related to these receivables.

The Company has operated this lending book for more than five years and uses historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for the lending book. The allowance for credit losses related to these microlending finance loans receivables is calculated by multiplying the lifetime loss rate with the month end outstanding lending book. The lifetime loss rate as of each of July 1, 2023 and June 30, 2024, was 6.50%. The performing component (that is, outstanding loan payments not in arrears) of the book exceeds more than 98% of outstanding lending book as of June 30, 2024.

Merchant finance loans receivable

Merchant finance loans receivable is related to the Company's Merchant lending activities in South Africa whereby it provides unsecured short-term loans to qualifying customers. Loans to customers have a tenor of up to twelve months, with the majority of loans originated having a tenor of approximately eight months. The Company analyses this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. Refer to Note 6 related to the Company risk management process related to these receivables.

The Company has recently (in the past three years) commenced lending to merchant customers and uses historical default experience over the lifetime of loans generated thus far in order to calculate a lifetime loss rate for the lending book. The allowance for credit losses related to these merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The lifetime loss rate as of each of July 1, 2023 and June 30, 2024, was approximately 1.18%. The performing component (that is, outstanding loan payments not in arrears), under-performing component (that is, outstanding loan payments that are in arrears) and non-performing component (that is, outstanding loans for which payments appeared to have ceased) of the book represents approximately 84%, 15% and 1%, respectively, of the outstanding lending book as of June 30, 2024.

5.   INVENTORY

The Company's inventory comprised the following categories as of June 30, 2024, and 2023.

	June 30, 2024		June 30, 2023	
Raw materials	$	2,791	$	2,819
Work in progress		71		30
Finished goods		15,364		24,488
	$	18,226	$	27,337

As of June 30, 2024 and 2023, finished goods includes $1.8 million and $8.6 million, respectively, of Cell C airtime inventory that was previously classified as finished goods subject to sale restrictions. In support of Cell C's liquidity position and pursuant to Cell C's recapitalization process, the Company limited the resale of this airtime to its own distribution channels. On September 30, 2022, Cell C concluded its recapitalization process and the Company and Cell C entered into an agreement under which Cell C agreed to repurchase, from October 2023, up to ZAR 10 million of Cell C inventory from the Company per month. The amount to be repurchased by Cell C was calculated as ZAR 10 million less the face value of any sales made by the Company during that month. The Company's ability to sell this airtime increased significantly since the acquisition of Connect because Connect is a significant reseller of Cell C airtime. As a result, the Company sold higher volumes of airtime through this channel than it did prior to the Cell C recapitalization. The Company agreed to notify Cell C prior to selling any of this airtime, however, there was no restriction placed on the Company on the sale of the airtime. The Company has sold all of this inventory as of the end of August 2024.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

Initial recognition and measurement

Financial instruments are recognized when the Company becomes a party to the transaction. Initial measurements are at cost, which includes transaction costs.

Risk management

The Company manages its exposure to currency exchange, translation, interest rate, credit, microlending credit and equity price and liquidity risks as discussed below.

Currency exchange risk

The Company is subject to currency exchange risk because it purchases components for its vaults, that the Company assembles, and inventories that it is required to settle in other currencies, primarily the euro, renminbi, and U.S. dollar. The Company has used forward contracts in order to limit its exposure in these transactions to fluctuations in exchange rates between the South African rand ("ZAR"), on the one hand, and the U.S. dollar and the euro, on the other hand.

Translation risk

Translation risk relates to the risk that the Company's results of operations will vary significantly as the U.S. dollar is its reporting currency, but it earns a significant amount of its revenues and incurs a significant amount of its expenses in ZAR. The U.S. dollar to the ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside the Company's control, there can be no assurance that future fluctuations will not adversely affect the Company's results of operations and financial condition.

Interest rate risk

As a result of its normal borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through regular financing activities. Interest rates in South Africa have been trending upwards in recent quarters but have, as of the date of these consolidated annual financial statements, stabilized and are expected to remain at current levels, or perhaps even decline moderately towards the last quarter of calendar 2024. Therefore, ignoring the impact of changes to the margin on its borrowings (refer to Note 12), the Company expects its cost of borrowing to remain stable, or even to decline moderately, in the foreseeable future, however if the upward trend resumes the Company would expect higher interest rates in the future which will increase its cost of borrowing. The Company periodically evaluates the cost and effectiveness of interest rate hedging strategies to manage this risk. The Company generally maintains surplus cash in cash equivalents and held to maturity investments and has occasionally invested in marketable securities.

Credit risk

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit risk policies in respect of its counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as the Company's management deems appropriate. With respect to credit risk on financial instruments, the Company maintains a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of "B" (or its equivalent) or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Consumer microlending credit risk

The Company is exposed to credit risk in its Consumer microlending activities, which provides unsecured short-term loans to qualifying customers. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are in line with local regulations. The Company considers this policy to be appropriate because the affordability test it performs takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of its customers to make payments when due deteriorate in the future. Judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Risk management (continued)

Merchant lending

The Company maintains an allowance for doubtful finance loans receivable related to its Merchant services segment with respect to short-term loans to qualifying merchant customers. The Company's risk management procedures include adhering to its proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. The Company considers these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

Equity price and liquidity risk

Equity price risk relates to the risk of loss that the Company would incur as a result of the volatility in the exchange-traded price of equity securities that it holds. The market price of these securities may fluctuate for a variety of reasons and, consequently, the amount that the Company may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Equity liquidity risk relates to the risk of loss that the Company would incur as a result of the lack of liquidity on the exchange on which those securities are listed. The Company may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange-traded price, or at all.

Financial instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

Fair value measurements and inputs are categorized into a fair value hierarchy which prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:
- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies the Company uses to measure its significant financial assets and liabilities at fair value.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial instruments (continued)

Asset measured at fair value using significant unobservable inputs – investment in Cell C

The Company's Level 3 asset represents an investment of 75,000,000 class "A" shares in Cell C, a significant mobile telecoms provider in South Africa. The Company used a discounted cash flow model developed by the Company to determine the fair value of its investment in Cell C as of June 30, 2024 and June 30, 2023, respectively, and valued Cell C at $0.0 (zero) and $0.0 (zero) as of June 30, 2024, and June 30, 2023, respectively. The Company incorporates the payments under Cell C's lease liabilities into the cash flow forecasts and assumes that Cell C's deferred tax assets would be utilized over the forecast period. The Company has assumed a the marketability discount of 20% and a minority discount from of 24%. The Company utilized the latest business plan provided by Cell C management for the period ended December 31, 2027, for the June 30, 2024, and June 30, 2023, valuations. Adjustments have been made to the WACC rate to reflect the Company's assessment of risk to Cell C achieving its business plan.

The following key valuation inputs were used as of June 30, 2024 and 2023:

Weighted Average Cost of Capital ("WACC"):	Between 21% and 26% over the period of the forecast
Long-term growth rate:	4.5% (4.5% as of June 30, 2023)
Marketability discount:	21% (20% as of June 30, 2023)
Minority discount:	24% (24% as of June 30, 2023)
Net adjusted external debt - June 30, 2024:[1]	ZAR 8 billion ($0.4 billion), no lease liabilities included
Net adjusted external debt - June 30, 2023:[2]	ZAR 8.1 billion ($0.4 billion), no lease liabilities included

(1) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2024.
(2) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2023.

The fair value of Cell C as of June 30, 2024, utilizing the discounted cash flow valuation model developed by the Company is sensitive to the following inputs: (i) the ability of Cell C to achieve the forecasts in their business case; (ii) the weighted average cost of capital ("WACC") rate used; and (iii) the minority and marketability discount used. Utilization of different inputs, or changes to these inputs, may result in a significantly higher or lower fair value measurement.

The following table presents the impact on the carrying value of the Company's Cell C investment of a 1.0% decrease and 1.0% increase in the WACC rate and the EBITDA margins used in the Cell C valuation on June 30, 2024, all amounts translated at exchange rates applicable as of June 30, 2024:

Sensitivity for fair value of Cell C investment	1.0% increase	1.0% decrease
WACC rate	$ -	$ 1,010
EBITDA margin	$ 607	$ -

The fair value of the Cell C shares as of June 30, 2024, represented approximately 0% of the Company's total assets, including these shares. The Company expects to hold these shares for an extended period of time and that there will be short-term equity price volatility with respect to these shares particularly given the current situation of Cell C's business.

Derivative transactions - Foreign exchange contracts

As part of the Company's risk management strategy, the Company enters into derivative transactions to mitigate exposures to foreign currencies using foreign exchange contracts. These foreign exchange contracts are over-the-counter derivative transactions. Substantially all of the Company's derivative exposures are with counterparties that have long-term credit ratings of "B" (or equivalent) or better. The Company uses quoted prices in active markets for similar assets and liabilities to determine fair value (Level 2). The Company has no derivatives that require fair value measurement under Level 1 or 3 of the fair value hierarchy

The Company had no outstanding foreign exchange contracts as of June 30, 2024 and June 30, 2023, respectively.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   **FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

Financial instruments (continued)

Derivative transactions - Foreign exchange option contracts during the year ended June 30, 2022

The Company held a significant amount of U.S. dollars in early fiscal 2022 and intended to use a portion of these funds to settle part of the purchase consideration related to the Connect acquisition. The purchase consideration was expected to be settled in ZAR. Accordingly, the Company entered into foreign exchange option contracts with FirstRand Bank Limited acting through its Rand Merchant Bank division ("RMB") in November 2021 in order to manage the risk of currency volatility and to fix the ZAR amount to be utilized for part of the purchase consideration settlement. These foreign exchange option contracts, also known as synthetic forwards, were over-the-counter derivative transactions (Level 2). RMB's long-term credit rating is "BB". The Company used quoted prices in active markets for similar assets and liabilities to determine fair value of the foreign exchange option contracts (Level 2).

The Company marked-to-market the synthetic forwards as of December 31, 2021, using a Black-Scholes option pricing model which determined the respective fair value of the options utilizing current market parameters. During the year ended June 30, 2022, the Company recorded a net gain of $3.7 million, which comprised a net gain of $6.1 million (which includes the reversal of the $2.4. million unrealized loss which was previously recognized) recorded during the three months ended March 2022, and the unrealized loss of $2.4 million recorded during the three months ended December 31, 2021. The net gain is included in the caption gain related to fair value adjustment to currency options in the Company's consolidated statements of operations for the year ended June 30, 2022.

The following table presents the Company's assets measured at fair value on a recurring basis as of June 30, 2024, according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in Cell C	$ -	$ -	$ -	$ -
Related to insurance business:				
Cash, cash equivalents and restricted cash (included in other long-term assets)	216	-	-	216
Fixed maturity investments (included in cash and cash equivalents)	4,635	-	-	4,635
Total assets at fair value	$ 4,851	$ -	$ -	$ 4,851

The following table presents the Company's assets measured at fair value on a recurring basis as of June 30, 2023, according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in Cell C	$ -	$ -	$ -	$ -
Related to insurance business				
Cash and cash equivalents (included in other long-term t)	258	-	-	258
Fixed maturity investments (included in cash and cash equivalents)	3,119	-	-	3,119
Total assets at fair value	$ 3,377	$ -	$ -	$ 3,377

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial instruments (continued)

There have been no transfers in or out of Level 3 during the years ended June 30, 2024, 2023 and 2022, respectively.

There was no movement in the carrying value of assets measured at fair value on a recurring basis, and categorized within Level 3, during the years ended June 30, 2024 and 2023. Summarized below is the movement in the carrying value of assets measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2024:

	Carrying value
Assets	
Balance as of June 30, 2023	$ -
Foreign currency adjustment[1]	-
Balance as of June 30, 2024	$ -

(1) The foreign currency adjustment represents the effects of the fluctuations of the South African rand against the U.S. dollar on the carrying value.

Summarized below is the movement in the carrying value of assets and liabilities measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2023:

	Carrying value
Assets	
Balance as at June 30, 2022	$ -
Foreign currency adjustment[1]	-
Balance as of June 30, 2023	$ -

(1) The foreign currency adjustment represents the effects of the fluctuations of the South African rand against the U.S. dollar on the carrying value.

Trade, finance loans and other receivables

Trade, finance loans and other receivables originated by the Company are stated at cost less allowance for doubtful accounts receivable. The fair value of trade, finance loans and other receivables approximates their carrying value due to their short-term nature.

Trade and other payables

The fair values of trade and other payables approximates their carrying amounts, due to their short-term nature.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures equity investments without readily determinable fair values at fair value on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the asset exceeds its fair value and the excess is determined to be other-than-temporary. Refer to Note 9 for impairment charges recorded during the reporting periods presented herein. The Company has no liabilities that are measured at fair value on a nonrecurring basis.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7.   PROPERTY, PLANT AND EQUIPMENT, net

Summarized below is the cost, accumulated depreciation and carrying amount of property, plant and equipment as of June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023	
Cost				
Vaults	$	24,641	$	19,229
Computer equipment		44,538		35,158
Furniture and office equipment		9,365		7,508
Motor vehicles		3,088		2,070
Plant and machinery		66		45
		81,698		64,010
Accumulated depreciation:				
Vaults		8,838		4,353
Computer equipment		32,871		25,645
Furniture and office equipment		6,854		5,602
Motor vehicles		1,165		955
Plant and machinery		34		8
		49,762		36,563
Carrying amount:				
Vaults		15,803		14,876
Computer equipment		11,667		9,513
Furniture and office equipment		2,511		1,906
Motor vehicles		1,923		1,115
Plant and machinery		32		37
	$	31,936	$	27,447

8.   LEASES

The Company has entered into leasing arrangements classified as operating leases under accounting guidance. These leasing arrangements relate primarily to the lease of its corporate head office, administration offices, a manufacturing facility, and branch locations through which the Company operates its financial services business in South Africa. The Company's operating leases have a remaining lease term of between one year to five years. The Company also operates parts of its financial services business from locations which it leases for a period of less than one year.

The Company's operating lease expense during the years ended June 30, 2024, 2023 and 2022, was $3.2 million, $2.9 million, and $4.0 million, respectively. The Company does not have any significant leases that have not commenced as of June 30, 2024.

The Company has entered into short-term leasing arrangements, primarily for the lease of branch locations and other locations to operate its financial services business in South Africa. The Company's short-term lease expense during the years ended June 30, 2024, 2023 and 2022, was $3.6 million, $4.2 million and $4.9 million, respectively.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8.   **LEASES (continued)**

The following table presents supplemental balance sheet disclosure related to our right-of-use assets and our operating leases liabilities as of June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Right-of-use assets obtained in exchange for lease obligations		
Weighted average remaining lease term (years)	3.07	1.77
Weighted average discount rate	10.5 %	9.7 %
Maturities of operating lease liabilities		
2025	$ 3,143	
2026	2,442	
2027	1,864	
2028	1,226	
2029	156	
Thereafter	-	
Total undiscounted operating lease liabilities	8,831	
Less imputed interest	1,401	
Total operating lease liabilities, included in	7,430	
Operating lease liability - current	2,343	
Operating lease liability - long-term	$ 5,087	

9.   **EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS**

Equity-accounted investments

The Company's ownership percentage in its equity-accounted investments as of June 30, 2024 and 2023, was as follows:

	June 30, 2024		June 30, 2023	
Sandulela Technology Proprietary Limited ("Sandulela")	49	%	49	%
SmartSwitch Namibia (Pty) Ltd ("SmartSwitch Namibia")	50	%	50	%
Finbond Group Limited ("Finbond")	-	%	28	%

Finbond

In December 2023, the Company sold its entire remaining equity interest in Finbond which comprised of 220,523,358 shares, and which represented approximately 27.8% of Finbond's issued and outstanding ordinary shares immediately prior to the sale. Lesaka SA had pledged, among other things, its entire equity interest in Finbond as security for the South African facilities described in Note 12.

Sale of Finbond shares during the years ended June 30, 2024, 2023 and 2022

On August 10, 2023, the Company, through its wholly owned subsidiary Net1 Finance Holdings (Pty) Ltd, entered into an agreement with Finbond to sell its remaining shareholding to Finbond for a cash consideration of ZAR 64.2 million ($3.5 million), or ZAR 0.2911 per share. The transaction was subject to certain conditions, including regulatory and shareholder approvals, which were finalized in December 2023. The Company did not record a gain or loss on the disposal because the sale proceeds were equivalent to the net carrying value, including accumulated reserves, of the investment in Finbond as of the disposal date. The cash proceeds received of ZAR 64.2 million ($3.5 million) were used to repay capitalized interest under our borrowing facilities, refer to Note 12.

The Company sold 25,456,545 and 22,841,030 shares in Finbond for cash during the years ended June 30, 2023 and 2022, respectively, and recorded a loss of $0.4 million and $0.4 million in the caption loss on equity-accounted investment in the Company's consolidated statement of operations for the years ended June 30, 2023 and 2022.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Equity-accounted investments (continued)

Finbond (continued)

Sale of Finbond shares during the years ended June 30, 2024, 2023 and 2022 (continued)

The following table presents the calculation of the loss on disposal of Finbond shares during the years ended June 30, 2024, 2023 and 2022:

	Year ended June 30,		
	2024	**2023**	**2022**
Loss on disposal of Finbond shares:			
Consideration received in cash	$ 3,508	$ 265	$ 865
Less: carrying value of Finbond shares sold	(2,112)	(363)	(630)
Less: release of foreign currency translation reserve from accumulated other comprehensive loss	(1,543)	(252)	(620)
Add: release of stock-based compensation charge related to equity-accounted investment	147	9	9
Loss on sale of Finbond shares	$ -	$ (341)	$ (376)

Finbond impairments recorded during the year ended June 30, 2024

As noted earlier, the Company entered into an agreement to exit its position in Finbond and the Company considered this an impairment indicator. The Company is required to include any foreign currency translation reserve and other equity account amounts in its impairment assessment if it considers exiting an equity method investment. The Company performed an impairment assessment of its holding in Finbond, including the foreign currency translation reserve and other equity account amounts, as of September 30, 2023. The Company recorded an impairment loss of $1.2 million during the quarter ended September 30, 2023, which represented the difference between the determined fair value of the Company's interest in Finbond and the Company's carrying value, including the foreign currency translation reserve (before the impairment). The Company used the price of ZAR 0.2911 referenced in the August 2023 agreement referred to above to calculate the determined fair value for Finbond.

Finbond impairments recorded during the year ended June 30, 2023

The Company considered the combination of the ongoing losses incurred and reported by Finbond and its lower share price as impairment indicators as of September 30, 2022. The Company performed an impairment assessment of its holding in Finbond as of September 30, 2022. The Company recorded an impairment loss of $1.1 million during the year ended June 30, 2023, related to the other-than-temporary decrease in Finbond's value, which represented the difference between the determined fair value of the Company's interest in Finbond and the Company's carrying value (before the impairment). During fiscal 2023, there continued to be limited trading in Finbond shares on the JSE because a small number of shareholders owned approximately 80% of its issued and outstanding shares between them. The Company calculated a fair value per share for Finbond by applying a liquidity discount of 25% to the September 30, 2022, Finbond closing price of ZAR 0.49. The Company increased the liquidity discount from 15% (used in the previous impairment assessment) to 25% (used in the September 30, 2022 assessment) as a result of the ongoing limited trading activity observed on the JSE.

Carbon

In September 2022, the Company, through its wholly-owned subsidiary, Net1 Applied Technologies Netherlands B.V. ("Net1 BV"), entered into a binding term sheet with the Etobicoke Limited ("Etobicoke") to sell its entire interest, or 25%, in Carbon to Etobicoke for $0.5 million and a loan due from Carbon, with a face value of $3 million, to Etobicoke for $0.75 million. Both the equity interest and the loan had a carrying value of $0 (zero) at June 30, 2022. The parties agreed that Etobicoke pledge the Carbon shares purchased as security for the amounts outstanding under the binding term sheet.

The Company received $0.25 million on closing and the outstanding balance due by Etobicoke was expected to be paid as follows: (i) $0.25 million on September 30, 2023 (the amount was received in October 2023), and (ii) the remaining amount, of $0.75 million in March 2024 (the amount has not been received as of June 30, 2024 (refer to Note 4)). Both amounts were included in the caption accounts receivable, net and other receivables in the Company's consolidated balance sheet as of June 30, 2023. The Company has allocated the $0.25 million received on closing to the sale of the equity interest and allocated the subsequent funds received first to the sale of the equity interest and then to the loans.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Equity-accounted investments (continued)

Carbon (continued)

The Company believed that the fair value of the Carbon shares provided as security was $0 (zero), which was in line with the carrying value as of June 30, 2022, and created an allowance for doubtful loans receivable related to the $1.0 million previously due from Etobicoke. The Company did not incur any significant transaction costs. The Company has included the gain of $0.25 million related to the sale of the Carbon equity interest in the caption net gain on disposal of equity-accounted investments in the Company's consolidated statements of operations.

The following table presents the calculation of the gain on disposal of Carbon during the year ended June 30, 2023:

	Year ended June 30, 2023
Gain on disposal of Carbon shares:	
Consideration received in cash in September 2022	$ 250
Less: carrying value of Carbon	-
Gain on disposal of Carbon shares:[1]	$ 250

(1) The Company did not pay taxes related to the sale of Carbon because the base cost of its investment exceeds the sales consideration received. The Company does not believe that it will be able to utilize the loss generated because Net1 BV does not generate taxable income.

Bank Frick

Sale of entire interest in Bank Frick in February 2021 – receipt of cash proceeds during the year ended June 30, 2022

On February 3, 2021, the Company, through its wholly-owned subsidiary, Net1 Holdings LI AG ("Net1 LI"), entered into a share sales agreement with the Frick Family Foundation ("KFS") to sell its entire interest, or 35%, in Bank Frick to KFS for $30 million. Lesaka and certain entities within the IPG group also entered into an indemnity and release agreement with KFS and Bank Frick under which the parties agreed to terminate all existing arrangements with Bank Frick and settle all liabilities related to the Company's activities with Bank Frick through the payment of $3.6 million to KFS. The Company received $15.0 million, net, on closing, which comprised $18.6 million less the $3.6 million due to KFS to terminate all existing arrangements with Bank Frick and settle all liabilities related to IPG's activities with Bank Frick. The outstanding balance due by KFS of $11.4 million was received in full during the year ended June 30, 2022.

V2 Limited

The Company sold its investment in V2 Limited, now named VantagePay, ("V2"), an equity accounted investment, on April 22, 2021, for one dollar. The Company had also committed to provide V2 with a working capital facility of $5.0 million, which was subject to the achievement of certain pre-defined objectives, and in June 2020 it provided $0.5 million to V2 under this facility. In September 2020, the Company and V2 agreed to reduce the $5.0 million working capital facility to $1.5 million. In October 2020, V2 drew down the remaining available $1.0 million of the working capital facility. The Company created an allowance for doubtful loans receivable of $1.5 million during the year ended June 30, 2021, related to the full amount outstanding as of June 30, 2021. This amount was still outstanding as of June 30, 2024.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9.   EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Equity-accounted investments (continued)

 Summarized below is the movement in equity-accounted investments during the years ended June 30, 2024 and 2023, which includes the investment in equity and the investment in loans provided to equity-accounted investees:

	Finbond	Other[1]	Total
Investment in equity			
Balance as of June 30, 2022	$ 5,760	$ 101	$ 5,861
Stock-based compensation	28	-	28
Comprehensive loss:	(1,271)	89	(1,182)
Other comprehensive income	3,935	-	3,935
Equity accounted (loss) earnings	(5,206)	89	(5,117)
Share of net (loss) income	(4,096)	89	(4,007)
Impairment	(1,110)	-	(1,110)
Dividends received	-	(42)	(42)
Sale of shares in equity-accounted investment	(506)	-	(506)
Foreign currency adjustment[2]	(971)	(17)	(988)
Balance as of June 30, 2023	3,040	131	3,171
Stock-based compensation	14	-	14
Comprehensive (loss) income:	(956)	166	(790)
Other comprehensive income	489	-	489
Equity accounted (loss) earnings	(1,445)	166	(1,279)
Share of (loss) net income	(278)	166	(112)
Impairment	(1,167)	-	(1,167)
Dividends received	-	(95)	(95)
Sale of shares in equity-accounted investment	(2,096)	-	(2,096)
Foreign currency adjustment[2]	(2)	4	2
Balance as of June 30, 2024	$ -	$ 206	$ 206
Investment in loans:			
Balance as of June 30, 2022	$ -	$ -	$ -
Loans repaid	-	(112)	(112)
Loans granted	-	112	112
Balance as of June 30, 2023	-	-	-
Balance as of June 30, 2024	$ -	$ -	$ -

	Equity	Loans	Total
Carrying amount as of :			
June 30, 2023	$ 3,171	$ -	$ 3,171
June 30, 2024	$ 206	$ -	$ 206

(1) Includes Carbon, Sandulela and SmartSwitch Namibia;
 (2) The foreign currency adjustment represents the effects of the fluctuations of the ZAR, Nigerian naira and Namibian dollar, against the U.S. dollar on the carrying value.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9.   EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Other long-term assets

Summarized below is the breakdown of other long-term assets as of June 30, 2024, and June 30, 2023:

	June 30, 2024	June 30, 2023
Total equity investments	$ 76,297	$ 76,297
Investment in 10% (June 30, 2023: 10%) of MobiKwik[1]	76,297	76,297
Investment in 5% of Cell C (June 30, 2023: 5%) at fair value (Note 6)	-	-
Investment in 87.50% of CPS (June 30, 2023: 87.50%) at fair value[1][2]	-	-
Policy holder assets under investment contracts (Note 11)	216	257
Reinsurance assets under insurance contracts (Note 11)	1,469	1,040
Total other long-term assets	$ 77,982	$ 77,594

(1) The Company determined that MobiKwik and CPS do not have readily determinable fair values and therefore elected to record these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

(2) On October 16, 2020, the High Court of South Africa, Gauteng Division, Pretoria ordered that CPS be placed into liquidation.

MobiKwik

The Company signed a subscription agreement with MobiKwik, which is one of India's largest independent mobile payments networks and buy now pay later businesses. Pursuant to the subscription agreement, the Company agreed to make an equity investment of up to $40.0 million in MobiKwik over a 24-month period. The Company made an initial $15.0 million investment in August 2016 and a further $10.6 million investment in June 2017, under this subscription agreement. During the year ended June 30, 2019, the Company paid $1.1 million to subscribe for additional shares in MobiKwik. As of each of June 30, 2024 and 2023, respectively, the Company owned approximately 10% of MobiKwik's issued share capital.

In October 2021, the Company converted (at a rate of approximately 20 for 1) its 310,781 shares of compulsorily convertible cumulative preferences shares to 6,215,620 equity shares in anticipation of MobiKwik's initial public offering. The Company's investment percentage remained unchanged following the conversion. The Company did not identify any observable transactions during the years ended June 30, 2024, 2023 and 2022, respectively, and therefore there was no change in the fair value of MobiKwik during these years. Change in the fair value of MobiKwik are included in the caption "Change in fair value of equity securities" in the consolidated statement of operations. During the year ended June 30, 2021, MobiKwik entered into a number of separate agreements with new shareholders to raise additional capital through the issuance of additional shares. The Company used the valuation from MobiKwik's June 2021 capital raise as the basis for its fair value determination of $76.3 million.

Cell C

On August 2, 2017, the Company, through its subsidiary, Net1SA, purchased 75,000,000 class "A" shares of Cell C for an aggregate purchase price of ZAR 2.0 billion ($151.0 million) in cash. The Company funded the transaction through a combination of cash and a borrowing facility. Net1 SA has pledged, among other things, its entire equity interest in Cell C as security for the South African facilities described in Note 12. On September 30, 2022, Cell C completed its recapitalization process which included the issuance of additional equity instruments by Cell C. The Company's effective percentage holding in Cell C's equity has reduced from 15% to 5% following the recapitalization. The Company's investment in Cell C is carried at fair value. Refer to Note 6 for additional information regarding changes in the fair value of Cell C.

CPS

The Company deconsolidated its investment in CPS in May 2020. As of June 30, 2024 and 2023, respectively, the Company owned 87.5% of CPS' issued share capital.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Other long-term assets (continued)

Revix

In February 2022, the Company sold its entire interest in Revix UK Limited for cash of $0.7 million because the Company did not consider the investment core to its strategy to operate primarily in Southern Africa. The Company had previously written this investment to $0 (nil) and recognized a gain on disposal of $0.7 million, which is included in the caption gain on disposal of equity securities in the Company's consolidated statements of operations for the year ended June 30, 2022.

Summarized below are the components of the Company's equity securities without readily determinable fair value and held to maturity investments as of June 30, 2024:

	Cost basis	Unrealized holding gains	Unrealized holding losses	Carrying value
Equity securities:				
Investment in Mobikwik	$ 26,993	$ 49,304	$ -	$ 76,297
Investment in CPS	-	-	-	-
Held to maturity:				
Investment in Cedar Cellular notes	-	-	-	-
Total	$ 26,993	$ 49,304	$ -	$ 76,297

Summarized below are the components of the Company's equity securities without readily determinable fair value and held to maturity investments as of June 30, 2023:

	Cost basis	Unrealized holding gains	Unrealized holding losses	Carrying value
Equity securities:				
Investment in MobiKwik	$ 26,993	$ 49,304	$ -	$ 76,297
Investment in CPS	-	-	-	-
Held to maturity:				
Investment in Cedar Cellular notes	-	-	-	-
Total	$ 26,993	$ 49,304	$ -	$ 76,297

10. GOODWILL AND INTANGIBLE ASSETS, net

Goodwill

Summarized below is the movement in the carrying value of goodwill for the years ended June 30, 2024, 2023 and 2022:

	Gross value	Accumulated impairment	Carrying value
Balance as of July 1, 2021	$ 42,949	$ (13,796)	$ 29,153
Acquisition of Connect (Note 3)[2]	153,693	-	153,693
Foreign currency adjustment[1]	(21,166)	977	(20,189)
Balance as of June 30, 2022	175,476	(12,819)	162,657
Impairment loss	-	(7,039)	(7,039)
Foreign currency adjustment[1]	(22,857)	982	(21,875)
Balance as of June 30, 2023	152,619	(18,876)	133,743
Foreign currency adjustment[1]	5,280	(472)	4,808
Balance as of June 30, 2024	$ 157,899	$ (19,348)	$ 138,551

(1) – The foreign currency adjustment represents the effects of the fluctuations between the South African Rand and the Euro, against the U.S. dollar on the carrying value.

(2) – Represents goodwill arising from the acquisition of Connect and translated at the foreign exchange rate applicable on the date the transaction became effective. This goodwill has been allocated to the merchant reportable operating segment.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Goodwill associated with the acquisition of Connect represents the excess of cost over the fair value of acquired net assets. Connect goodwill is not deductible for tax purposes. See Note 3 for the allocation of the purchase price to the fair value of acquired net assets.

Impairment loss

The Company assesses the carrying value of goodwill for impairment annually, or more frequently, whenever events occur and circumstances change indicating potential impairment. The Company performs its annual impairment test as at June 30 of each year. Except as discussed below, no goodwill has been impaired during the years ended June 30, 2024, 2023 and 2022, respectively.

Year ended June 30, 2023 goodwill impairment loss

The Company recognized an impairment loss of $7.0 million as a result of its annual impairment analysis related to goodwill allocated to its hardware/ software support business within its merchant operating segment. The impairment loss resulted from a reassessment of the business' growth prospects given the change in customer demand as a result of the introduction of cheaper hardware devices which incorporate software widely adopted by our customers customer-base, coupled with a challenging economic environment in South Africa. The impairment is included within the caption impairment loss in the consolidated statement of operations for the year ended June 30, 2023.

In order to determine the amount of the goodwill impairment, the estimated fair value of our hardware/ software support business assets and liabilities were compared to the carrying value of its assets and liabilities. The Company used a discounted cash flow model in order to determine the fair value of the business. Based on this analysis, the Company determined that the carrying value of the business' assets and liabilities exceeded their fair value at the reporting date.

In the event that there is a deterioration in the Company's operating segments, or in any other of the Company's businesses, this may lead to impairments in future periods. Furthermore, the difficulties of integrating acquired businesses may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The Company also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that it anticipated when selecting its acquisition candidates. Acquisition candidates may have liabilities or adverse operating issues that the Company fails to discover through due diligence prior to the acquisition. These factors may also lead to impairments in future periods.

Goodwill has been allocated to the Company's reportable segments as follows:

	Consumer	Merchant	Carrying value
Balance as of July 1, 2021	$ -	$ 29,153	$ 29,153
Acquisition of Connect (Note 3)	-	153,693	153,693
Foreign currency adjustment[1]	-	(20,189)	(20,189)
Balance as of June 30, 2022	-	162,657	162,657
Impairment loss	-	(7,039)	(7,039)
Foreign currency adjustment[1]	-	(21,875)	(21,875)
Balance as of June 30, 2023	-	133,743	133,743
Foreign currency adjustment[1]	-	4,808	4,808
Balance as of June 30, 2024	$ -	$ 138,551	$ 138,551

(1) – The foreign currency adjustment represents the effects of the fluctuations between the South African rand and the Euro, against the U.S. dollar on the carrying value.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net

Intangible assets

Intangible assets acquired

Summarized below is the fair value of intangible assets acquired, translated at the exchange rate applicable as of the relevant acquisition dates, and the weighted-average amortization period

		Fair value as of acquisition date	Weighted-average amortization period (in years)
Finite-lived intangible asset:			
Acquired during the year ended June 30, 2022:			
Connect – integrated platform	$	142,981	10
Connect – customer relationships		20,516	8
Connect – brands	$	15,987	10

Impairment loss

The Company assesses the carrying value of intangible assets for impairment whenever events occur or circumstances change indicating that the carrying amount of the intangible asset may not be recoverable. No intangible assets have been impaired during the years ended June 30, 2024, 2023 and 2022, respectively.

Summarized below is the carrying value and accumulated amortization of the intangible assets as of June 30, 2024, and June 30, 2023:

	As of June 30, 2024			As of June 30, 2023		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Finite-lived intangible assets:						
Customer relationships	$ 25,880	$ (14,030)	$ 11,850	$ 24,978	$ (11,565)	$ 13,413
Software, integrated platform and unpatented technology	115,213	(25,763)	89,450	110,906	(13,711)	97,195
FTS patent	2,107	(2,107)	-	2,034	(2,034)	-
Brands and trademarks	14,353	(4,300)	10,053	13,852	(2,863)	10,989
Total finite-lived intangible assets	$ 157,553	$ (46,200)	$ 111,353	$ 151,770	$ (30,173)	$ 121,597

Aggregate amortization expense on the finite-lived intangible assets for the years ended June 30, 2024, 2023 and 2022, was approximately $14.4 million, $15.0 million and $3.8 million, respectively.

Future estimated annual amortization expense for the next five fiscal years and thereafter, using the exchange rates that prevailed on June 30, 2024, is presented in the table below. Actual amortization expense in future periods could differ from this estimate as a result of acquisitions, changes in useful lives, exchange rate fluctuations and other relevant factors.

Fiscal 2025	$	14,945
Fiscal 2026		14,944
Fiscal 2027		14,888
Fiscal 2028		14,853
Fiscal 2029		14,743
Thereafter		36,980
Total future estimated annual amortization expense	$	111,353

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

11. ASSETS AND POLICYHOLDER LIABILITIES UNDER INSURANCE AND INVESTMENT CONTRACTS

Reinsurance assets and policyholder liabilities under insurance contracts

Summarized below is the movement in reinsurance assets and policyholder liabilities under insurance contracts during the years ended June 30, 2024 and 2023:

	Reinsurance Assets[1]		Insurance contracts[2]	
Balance as of July 1, 2022	$	1,424	$	(1,955)
Increase in policy holder benefits under insurance contracts		785		(5,833)
Claims and policyholders' benefits under insurance contracts		(986)		5,928
Foreign currency adjustment[3]		(183)		260
Balance as of June 30, 2023		1,040		(1,600)
Increase in policy holder benefits under insurance contracts		844		(7,610)
Claims and policyholders' benefits under insurance contracts		(464)		7,043
Foreign currency adjustment[3]		49		(74)
Balance as of June 30, 2024	$	1,469	$	(2,241)

(1) Included in other long-term assets (refer to Note 9);
(2) Included in other long-term liabilities;
(3) Represents the effects of the fluctuations of the ZAR against the U.S. dollar.

The Company has agreements with reinsurance companies in order to limit its losses from large insurance contracts, however, if the reinsurer is unable to meet its obligations, the Company retains the liability. The value of insurance contract liabilities is based on the best estimate assumptions of future experience plus prescribed margins, as required in the markets in which these products are offered, namely South Africa. The process of deriving the best estimates assumptions plus prescribed margins includes assumptions related to claim reporting delays (based on average industry experience).

Assets and policyholder liabilities under investment contracts

Summarized below is the movement in assets and policyholder liabilities under investment contracts during the years ended June 30, 2024 and 2023:

	Assets[1]		Investment contracts[2]	
Balance as of July 1, 2022	$	371	$	(349)
Increase in policy holder benefits under investment contracts		6		(6)
Claims and decrease in policyholders' benefits under investment contracts		(69)		69
Foreign currency adjustment[3]		(51)		45
Balance as of June 30, 2023		257		(241)
Increase in policy holder benefits under investment contracts		4		(4)
Claims and decrease in policyholders' benefits under investment contracts		(44)		44
Foreign currency adjustment[3]		(1)		(15)
Balance as of June 30, 2024	$	216	$	(216)

(1) Included in other long-term assets (refer to Note 9);
(2) Included in other long-term liabilities;
(3) Represents the effects of the fluctuations of the ZAR against the U.S. dollar.

The Company does not offer any investment products with guarantees related to capital or returns.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS

South Africa

The amounts below have been translated at exchange rates applicable as of the dates specified. The 3-month Johannesburg Interbank Agreed Rate ("JIBAR"), the rate at which private sector banks borrow funds from the South African Reserve Bank, on June 30, 2024, was 8.4%. The prime rate, the benchmark rate at which private sector banks lend to the public in South Africa, on June 30, 2024, was 11.75%.

RMB Facilities, as amended, comprising a short-term facility (Facility E) and long-term borrowings

On July 21, 2017, Lesaka SA entered into a Common Terms Agreement, Subordination Agreement, Security Cession & Pledge and certain ancillary loan documents (collectively, the "Original Loan Documents") with RMB, a South African corporate and investment bank, and Nedbank Limited (acting through its Corporate and Investment Banking division), an African corporate and investment bank (collectively, the "Lenders"). Since 2017, these agreements have been amended to add additional facilities, including Facilities G and H, which were obtained to finance the acquisition of Connect (refer to Note 3). Facilities A, B, C, D and F have been repaid and cancelled. As of June 30, 2024, the only remaining facilities are Facility G and Facility H (as defined below), and Facility E, an overdraft facility.

Available short-term facility - Facility E

On September 26, 2018, Lesaka SA revised its amended July 2017 Facilities agreement with RMB to include Facility E, an overdraft facility of up to ZAR 1.5 billion ($82.5 million, translated at exchange rates applicable as of June 30, 2024) to fund the cash in the Company's ATMs. The Facility E overdraft facility was subsequently reduced to ZAR 1.2 billion ($66.0 million, translated at exchange rates applicable as of June 30, 2024) in September 2019. On August 2, 2021, Lesaka SA and RMB entered into a Letter of Amendment to increase Facility E from ZAR 1.2 billion to ZAR 1.4 billion ($77.0 million, translated at exchange rates applicable as of June 30, 2024). On January 22, 2024, Lesaka SA and RMB entered into a Letter of Amendment to decrease Facility E from ZAR 1.4 billion to ZAR 0.9 billion ($49.5 million, translated at exchange rates applicable as of June 30, 2024).

Interest on the overdraft facility is payable on the first day of the month following utilization of the facility and on the final maturity date based on the South African prime rate. The overdraft facility amount utilized must be repaid in full within one month of utilization and at least 90% of the amount utilized must be repaid within 25 days. The overdraft facility is secured by a pledge by Lesaka SA of, among other things, cash and certain bank accounts utilized in the Company's ATM funding process, the cession of Lesaka SA's shareholding in Cell C, the cession of an insurance policy with Senate Transit Underwriters Managers Proprietary Limited, and any rights and claims Lesaka SA has against Grindrod Bank Limited. As at June 30, 2024, the Company had utilized approximately ZAR 0.1 billion ($6.7 million) of this overdraft facility. This overdraft facility may only be used to fund ATMs and therefore the overdraft utilized and converted to cash to fund the Company's ATMs is considered restricted cash.

Long-term borrowings - Facility G and Facility H

On March 16, 2023, the Company, through Lesaka SA, entered into a Fifth Amendment and Restatement Agreement, which includes, among other agreements, an Amended and Restated Common Terms Agreement ("CTA"), an Amended and Restated Senior Facility G Agreement ("Facility G Agreement") and an Amended and Restated Senior Facility H Agreement ("Facility H Agreement") (collectively, the "Loan Documents") with RMB. Main Street 1692 (RF) Proprietary Limited ("Debt Guarantor"), a South African company incorporated for the sole purpose of holding collateral for the benefit of the Lenders and acting as debt guarantor is also a party to the Loan Documents. Pursuant to the Facility G Agreement, Lesaka SA may borrow up to an aggregate of approximately ZAR 708.6 million. Facility G now includes a term loan of ZAR 508.6 million and a revolving credit facility of up to ZAR 200 million. Pursuant to the Facility H Agreement, Lesaka SA may borrow up to an aggregate of approximately ZAR 357.4 million.

The Loan Documents contain customary covenants that require Lesaka SA to maintain a specified total asset cover ratio and restrict the ability of Lesaka, Lesaka SA, and certain of its subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make investment above specified levels, engage in certain business combinations and engage in other corporate activities. The March 16, 2023, amendments to the CTA include an amendment to the asset cover ratio to change the Covenant Equity Value (as defined in the CTA) definition to include 90% of the book value of the Lesaka Financial Service Proprietary Limited (formerly known as Moneyline Financial Service Proprietary Limited) receivables, and to deduct the net debt (as defined in the CTA) of Cash Connect Management Solutions Proprietary Limited ("CCMS") and K2021 Proprietary Limited ("K2021") from the respective CCMS and K2021 valuations. When determining the Covenant Equity Value, the value of the aggregate of the CCMS Equity Value (as defined in the CTA) and the K2021 Equity Value (as defined in the CTA) must be at least 50 per cent of the Covenant Equity Value. To the extent that the value of the aggregate of the CCMS Equity Value and the K2021 Equity Value is not at least 50 per cent of the Covenant Equity Value, the Covenant Equity Value will be reduced so that the aggregate of the CCMS Equity Value and the K2021 Equity Value is 50 per cent of the Covenant Equity Value. The amendments also include the removal of a requirement to maintain a minimum group cash balance.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12.   BORROWINGS (continued)

South Africa (continued)

RMB Facilities, as amended, comprising a short-term facility (Facility E) and long-term borrowings (continued)

Interest on Facility G and Facility H (together, the "Facilities") was based on JIBAR in effect from time to time plus a margin, as a result of the amendment, from January 1, 2023 of: (i) 5.50% for as long as the aggregate balance under the Facilities is greater than ZAR 800 million; (ii) 4.25% if the aggregate balance under the Facilities is equal to or less than ZAR 800 million, but greater than ZAR 350 million; or (iii) 2.50% if the aggregate balance under the Facilities is less than ZAR 350 million. Interest on the Facilities may be capitalized to each of the facilities, and will be repaid on the maturity date, provided that the sum of the outstanding facility (including interest and fees) plus any accrued interest does not exceed 1.2 times of the Facilities outstanding balance. Any interest that exceeds this cap must be settled in full on a quarterly basis.

On November 24, 2023, the Company, through Lesaka SA, entered into an Amendment and Restatement Agreement (the "Amendment"), which includes an amendment to the interest rate applicable to Facility G and Facility H, respectively. Under these amendments a Look Through Leverage ("LTL") ratio, as defined in the Amendment, was added. The LTL ratio is expressed as times ("x"), and was introduced to calculate the margin used in the determination of the interest rate. The LTL ratio is calculated as the Total Attributable Net Debt, as defined in the Loan Documents, to the Total Attributable EBITDA, as defined in the Amendment, for the measurement period ending on a specified date.

Interest on Facility G and Facility H is based on the JIBAR in effect from time to time plus a margin, which as a result of the Amendment, from October 1, 2023, will be calculated as: (i) 5.50% if the LTL ratio is greater than 3.50x; (ii) 4.75% if the LTL ratio is less than 3.50x but greater than 2.75x; (iii) 3.75% if the LTL ratio is less than 2.75x but greater than 1.75x; or (iv) 2.50% if the LTL ratio is less than 1.75x.

Lesaka SA will pay a quarterly commitment fee computed at a rate of 35% of the Applicable Margin (as defined in the CTA) on the amount of the revolving credit facility outstanding and such commitment fee will also be capitalized, subject to the cap discussed above.

The Facilities are repayable in full on or before December 31, 2025. The Company used cash proceeds of ZAR 64.2 million ($3.5 million) received from the sale of Finbond shares (refer to Note 9) during the year ended June 30, 2024, to repay capitalized interest under Facility G and Facility H.

The then available amounts available under the Facilities were utilized, in full, on April 14, 2022, primarily to part fund the acquisition of Connect. In April 2022, Lesaka SA paid non-refundable deal origination fees of ZAR 11.25 million and ZAR 5.25 million to the Lenders related to Facility G and Facility H, respectively.

The Facility H Agreement provides the Lenders with a right to discuss the capitalization of the Lesaka group with its management and Value Capital Partners Proprietary Limited ("VCP") if Lesaka's market capitalization on the NASDAQ Stock Market (based on the closing price on the NASDAQ Stock Market) on any day falls below the USD equivalent of ZAR 3.250 billion. VCP is required to maintain an asset cover ratio above 5.00:1.00, calculated as the total VCP investment fund net asset value (as defined in the Facility H agreement) divided by the Facility H borrowings outstanding, measured as of March, June, September and December each year (as applicable) (each a "Measurement Date"). The Lenders require Lesaka SA to deliver a compliance certificate procured from VCP as of each applicable Measurement Date, which shows the computation of the asset cover ratio.

Connect Facilities, comprising long-term borrowings and a short-term facility

On March 22, 2023, the Company, through CCMS, entered into a First Amendment and Restatement Agreement, which includes, among other agreements, an Amended and Restated Facilities Agreement ("CCMS Facilities Agreement") with RMB. The CCMS Facilities Agreement was amended to increase the Facility B available under the CCMS Facilities Agreement by ZAR 200.0 million to ZAR 550.0 million. The final maturity date has been extended to December 31, 2027, and scheduled principal repayments have been amended, with the first scheduled repayment commencing from March 31, 2026.

As of June 30, 2024, the Connect Facilities include (i) an overdraft facility (general banking facility) of ZAR 205.0 million ($11.3 million) (of which ZAR 170.0 million ($9.4 million) has been utilized); (ii) Facility A of ZAR 700.0 million ($38.5 million); (iii) Facility B of ZAR 550.0 million ($30.3 million) (both fully utilized); and (iv) an asset-backed facility of ZAR 200.0 million ($11.0 million) (of which ZAR 152.3 million ($8.4 million)has been utilized).

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12.   BORROWINGS (continued)

South Africa (continued)

Connect Facilities, comprising long-term borrowings and a short-term facility (continud)

In February 2023, the Company, through CCMS, obtained a ZAR 175.0 million temporary increase in its overdraft facility for a period of four months to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repayable in four equal monthly instalments of ZAR 43.8 million and which commenced in March 2023. In May 2023, the Company, through CCMS, obtained a ZAR 155.0 million temporary increase in its overdraft facility for a period of one month to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repaid in full in June 2023. Interest at the South Africa prime rate less 0.1% was payable on a monthly basis on both of these temporary facilities.

CCMS paid a non-refundable structuring fee of approximately ZAR 5.5 million during the year ended June 30, 2022. Interest on Facility A and Facility B is payable quarterly in arrears based on JIBAR in effect from time to time plus a margin. Interest on the asset-backed facility is payable quarterly in arrears based on prime in effect from time to time plus a margin.

Borrowings under the CCMS Facilities Agreement are secured by a pledge by CCMS of, among other things, all of its equity shares, its entire equity interests in equity securities it owns and any claims outstanding. The CCMS Facilities Agreement contains customary covenants that require CCMS to maintain specified debt service, interest cover and leverage ratios.

CCC Revolving Credit Facility, comprising long-term borrowings

On November 29, 2022, the Company, through its indirect South African subsidiary Cash Connect Capital (Pty) Limited ("CCC"), entered into a Revolving Credit Facility Agreement (the "CCC Loan Document") with RMB and other Company subsidiaries within the Connect Group of companies listed therein, as guarantors. The transaction closed on December 1, 2022.

The CCC Loan Document contains customary covenants that require CCC and K2020 to collectively maintain a specified capital adequacy ratio, restrict the ability of the entities to make certain distributions with respect to their capital stock, encumber their assets, incur additional indebtedness, make investments, engage in certain business combinations and engage in other corporate activities.

Pursuant to the CCC Loan Document, CCC may borrow up to an aggregate of ZAR 300.0 million ("CCC Revolving Credit Facility") for the sole purposes of funding CCC's consumer lending business, providing a limited recourse loan to K2020, settling up to ZAR 35.0 million related to an intercompany loan to CCC's direct parent, and paying the structuring and execution fee and legal costs. The Revolving Credit Facility replaces K2020's existing lending arrangement and increases the borrowings available to facilitate further growth of the business. Certain merchant finance loans receivable have been pledged as security for the revolving credit facility obtained from RMB. CCMS also provided RMB with an unsecured limited guarantee ("the guarantee") in respect of the revolving credit facility entered into between K2020 and RMB. The guarantee is limited to a maximum aggregate amount of ZAR 10.0 million and will become due and payable should there be any default on any of K2020's payment obligations to RMB.

Interest on the Revolving Credit Facility is payable on the last business day of each calendar month and is based on the Sout African prime rate in effect from time to time plus a margin of 0.95% per annum.

The Company paid a non-refundable structuring and execution fee of ZAR 1.7 million, or $0.1 million, including value added taxation, to the Lenders on closing.

As of June 30, 2024, the amount of the CCC Revolving Credit Facility was ZAR 300.0 million (of which ZAR 215.3 million has been utilized).

RMB facility, comprising indirect facilities

As of June 30, 2024, the aggregate amount of the Company's short-term South African indirect credit facility with RMB was ZAR 135.0 million ($7.4 million), which includes facilities for guarantees, letters of credit and forward exchange contracts. As of June 30, 2024 and June 30, 2023, the Company had utilized approximately ZAR 33.1 million ($1.8 million) and ZAR 33.1 million ($1.8 million), respectively, of its indirect and derivative facilities of ZAR 135.0 million (June 30, 2023: ZAR 135.0 million) to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. **BORROWINGS (continued)**

South Africa (continued

Nedbank facility, comprising short-term facilities

As of June 30, 2024, the aggregate amount of the Company's short-term South African credit facility with Nedbank Limited was ZAR 156.6 million ($8.6 million). The credit facility represents an indirect and derivative facilities of up to ZAR 156.6 million ($8.6 million), which include guarantees, letters of credit and forward exchange contracts.

On November 2, 2020, the Company amended its short-term South African credit facility with Nedbank Limited to increase the indirect and derivative facilities component of the facility from ZAR 150.0 million to ZAR 159.0 million. On June 1, 2021, the Company further amended its short-term South African credit facility with Nedbank Limited to reduce the indirect and derivative facilities component of the facility from ZAR 159.0 million to ZAR 157.0 million, and to cancel its ZAR 50 million general banking facility. During the year ended June 30, 2022, the Company cancelled its overdraft facility of up to ZAR 251 million ($13.0 million), which was used to fund mobile ATMs as it no longer operates a mobile ATM service.

The Company has entered into cession and pledge agreements with Nedbank related to certain of its Nedbank credit facilities (the general banking facility and a portion of the indirect facility) and the Company has ceded and pledged certain bank accounts to Nedbank and also provided a cession of Lesaka SA's shareholding in Cell C. The funds included in these bank accounts are restricted as they may not be withdrawn without the express permission of Nedbank.

The short-term facility provided Nedbank with the right to set off funds held in certain identified Company bank accounts with Nedbank against any amounts owed to Nedbank under the facility. As of June 30, 2024, these facilities were no longer available.

As of June 30, 2024 and June 30, 2023, the Company had utilized approximately ZAR 2.1 million ($0.1 million) and ZAR 2.1 million ($0.1 million), respectively, of its indirect and derivative facilities of ZAR 156.6 million (June 30, 2023: ZAR 156.6 million) to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

On June 30, 2022, the Company's ZAR 60.0 million bank guarantee issued by Nedbank to a third party expired and on July 1, 2022, it was replaced with a ZAR 28.0 million bank guarantee issued by RMB to the same third party. In July 2022, the Company was able to release ZAR 60.0 million in cash held in a pledged bank account with Nedbank which was held as security against the bank guarantee issued by Nedbank, and the ZAR 28.0 million bank guarantee did not require a cash underpin.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in short-term credit facilities

Summarized below are the Company's short-term facilities as of June 30, 2024, and the movement in the Company's short-term facilities from as of June 30, 2023 to as of June 30, 2024:

	RMB Facility E	RMB Indirect	RMB Connect	Nedbank Facilities	Total
Short-term facilities available as of June 30, 2024	$ 49,503	$ 7,425	$ 11,276	$ 8,611	$ 76,815
Overdraft	-	-	11,276	-	11,276
Overdraft restricted as to use for ATM funding only	49,503	-	-	-	49,503
Indirect and derivative facilities	-	7,425	-	8,611	16,036
Movement in utilized overdraft facilities:					
Balance as of June 30, 2022	51,338	-	14,880	-	66,218
Utilized	501,603	-	18,462	-	520,065
Repaid	(524,766)	-	(22,505)	-	(547,271)
Foreign currency adjustment[1]	(5,154)	-	(1,812)	-	(6,966)
Balance as of June 30, 2023	23,021	-	9,025	-	32,046
Restricted as to use for ATM funding only	23,021	-	-	-	23,021
No restrictions as to use	-	-	9,025	-	9,025
Utilized	182,988	-	2	-	182,990
Repaid	(199,640)	-	(2)	-	(199,642)
Foreign currency adjustment[1]	368	-	326	-	694
Balance as of June 30, 2024	6,737	-	9,351	-	16,088
Restricted as to use for ATM funding only	6,737	-	-	-	6,737
No restrictions as to use	-	-	9,351	-	9,351
Interest rate as of June 30, 2024 (%)[2]	11.75	-	11.65	-	
Movement in utilized indirect and derivative facilities:					
Balance as of June 30, 2022	-	313	-	5,654	5,967
Utilized	-	1,561	-	-	1,561
Guarantees cancelled[3]	-	-	-	(5,017)	(5,017)
Foreign currency adjustment[1]	-	(117)	-	(525)	(642)
Balance as of June 30, 2023	-	1,757	-	112	1,869
Foreign currency adjustment[1]	-	64	-	4	68
Balance as of June 30, 2024	$ -	$ 1,821	$ -	$ 116	$ 1,937

(1) Represents the effects of the fluctuations between the ZAR and the U.S. dollar.

(2) Facility E interest set at prime and the Connect facility at prime less 0.10%.

(3) Represents the cancellation of the guarantee with supplier amounting to ZAR 90 million ($5.0 million) which is no longer required due the reduction in the volume and value of transactions processed.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in long-term borrowings

Summarized below is the movement in the Company's long-term borrowing from as of June 30, 2023, to as of June 30, 2024:

	Facilities				
	G & H	**A&B**	**CCC/ K2020**	**Asset backed**	**Total**
Opening balance as of June 30, 2022	$ 63,354	$ 64,472	$ 8,346	$ 5,474	$ 141,646
Facilities utilized	-	10,947	7,377	6,031	24,355
Facilities repaid	(10,543)	(2,151)	(2,149)	(2,669)	(17,512)
Non-refundable fees paid	(500)	-	(100)	-	(600)
Non-refundable fees amortized	762	57	44	-	863
Capitalized interest	5,078	-	-	-	5,078
Capitalized interest repaid	(514)	-	-	-	(514)
Foreign currency adjustment[1]	(8,672)	(8,889)	(1,716)	(921)	(20,198)
Included in current	-	-	-	3,663	3,663
Included in long-term	48,965	64,436	11,802	4,252	129,455
Opening balance as of June 30, 2023	48,965	64,436	11,802	7,915	133,118
Facilities utilized	16,445	-	2,915	4,368	23,728
Facilities repaid	(12,515)	-	(3,353)	(4,205)	(20,073)
Non-refundable fees paid	-	-	-	-	-
Non-refundable fees amortized	351	48	48	-	447
Capitalized interest	7,214	-	-	-	7,214
Capitalized interest repaid	(6,109)	-	-	-	(6,109)
Foreign currency adjustment[1]	1,800	2,331	429	301	4,861
Closing balance as of June 30, 2024	56,151	66,815	11,841	8,379	143,186
Included in current	-	-	-	3,878	3,878
Included in long-term	56,151	66,815	11,841	4,501	139,308
Unamortized fees	(260)	(180)	(20)	-	(460)
Due within 2 years	56,411	3,438	-	3,023	62,872
Due within 3 years	-	7,563	11,861	1,108	20,532
Due within 4 years	-	55,994	-	259	56,253
Due within 5 years	$ -	$ -	$ -	$ 111	$ 111
Interest rates as of June 30, 2024 (%):	13.10	12.10	12.70	12.50	
Base rate (%)	8.35	8.35	11.75	11.75	
Margin (%)	4.75	3.75	0.95	0.75	
Footnote number	(2)(3)(4)	(5)	(6)	(7)	

(1) Represents the effects of the fluctuations between the ZAR and the U.S. dollar.

(2) Prior to the amendment in March 2023, interest on Facility G was calculated based on the 3-month JIBAR in effect from time to time plus a margin of (i) 3.00% per annum until January 13, 2023; and then (ii) from January 14, 2023, (x) 2.50% per annum if the Facility G balance outstanding is less than or equal to ZAR 250.0 million, or (y) 3.00% per annum if the Facility G balance is between ZAR 250.0 million to ZAR 450.0 million, or (z) 3.50% per annum if the Facility G balance is greater than ZAR 450.0 million. The interest rate shall increase by a further 2.00% per annum in the event of default (as defined in the Loan Documents).

(3) Prior to the amendment in March 2023, interest on Facility H is calculated based on JIBAR in effect from time to time plus a margin of 2.00% per annum which increases by a further 2.00% per annum in the event of default (as defined in the Loan Documents).

(4) Interest on Facility G and Facility H was calculated based on the 3-month JIBAR in effect from time to time plus a margin of, from January 1, 2023 to September 30, 2023: (i) 5.50% for as long as the aggregate balance under the Facilities is greater than ZAR 800 million; (ii) 4.25% if the aggregate balance under the Facilities is equal to or less than ZAR 800 million, but greater than ZAR 350 million; or (iii) 2.50% if the aggregate balance under the Facilities is less than ZAR 350 million. From October 1, 2023, interest is calculated as described above.

(5) Interest on Facility A and Facility B is calculated based on JIBAR plus a margin, of 3.75%, in effect from time to time.

(6) Interest is charged at prime plus 0.95% per annum on the utilized balance.

(7) Interest is charged at prime plus 0.75% per annum on the utilized balance.

Interest expense incurred under the Company's South African long-term borrowings and included in the caption interest expense on the consolidated statement of operations during the years ended June 30, 2024, 2023 and 2022, was $16.1 million, $13.1 million and $2.3 million, respectively. Prepaid facility fees amortized included in interest expense during the years ended June 30, 2024, 2023 and 2022, was $0.4 million, $0.8 million and $0.2 million, respectively. Interest expense incurred under the Company's CCC/K2020 facility relates to borrowings utilized to fund a portion of the Company's merchant finance loans receivable and interest expense of $1.4 million, $1.4 million, and $0.2 million is included in the caption cost of goods sold, IT processing, servicing and support on the consolidated statement of operations for the years ended June 30, 2024, 2023 and 2022, respectively.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. OTHER PAYABLES

Summarized below is the breakdown of other payables as of June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Vendor wallet balances[1]	$ 14,635	$ 9,492
Clearing accounts[1]	17,124	4,016
Accruals	7,173	7,078
Provisions	7,442	7,429
Payroll-related payables	922	1,038
Participating merchants' settlement obligation	1	39
Value-added tax payable	1,191	1,247
Vendor consideration due to sellers of Connect (Note 3)	-	-
Other	7,563	5,958
	$ 56,051	$ 36,297

(1) Vendor wallet balances and clearing accounts (previously defined as transactions-switching funds payables) as of June 30, 2023, were previously included in Other and have been reclassified to separate captions to conform with presentation as of June 30, 2024. Clearing accounts and vendor wallet balances may fluctuate due to the day (weekend or public holiday) on which the Company's quarter or year end falls because certain elements of transactions within these accounts are not settled over weekends or public holidays.

Other includes deferred income, client deposits and other payables.

14. COMMON STOCK

Common stock

Holders of shares of Lesaka's common stock are entitled to receive dividends and other distributions when declared by Lesaka's board of directors out of legally available funds. Payment of dividends and distributions is subject to certain restrictions under the Florida Business Corporation Act, including the requirement that after making any distribution Lesaka must be able to meet its debts as they become due in the usual course of its business. Upon voluntary or involuntary liquidation, dissolution or winding up of Lesaka, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally and ratably in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock according to its terms. The shares of Lesaka common stock are not subject to redemption.

Issue of shares to Connect sellers pursuant to April 2022 transaction

The total purchase consideration pursuant to the Connect acquisition in April 2022 includes 3,185,079 shares of the Company's common stock. These shares of common stock will be issued in three equal tranches on each of the first, second and third anniversaries of the April 14, 2022 closing. The Company legally issued 1,061,693 shares of its common stock, representing the first and second tranche, to the Connect sellers in each of April 2024 and 2023, respectively, and this had no impact on the number of shares, net of treasury, presented in the consolidated statement of changes in equity during the year ended June 30, 2024 and 2023, respectively because the 3,185,079 shares are included in the number of shares, net of treasury, as of June 30, 2024 and 2023.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Common stock (continued)

Impact of non-vested equity shares on number of shares, net of treasury

The Company's number of shares, net of treasury, presented in the consolidated balance sheets and consolidated statement of changes in equity includes participating non-vested equity shares (specifically contingently returnable shares) as described below in Note 17 "— Amended and Restated Stock Incentive Plan—Restricted Stock—General Terms of Awards". The following table presents a reconciliation between the number of shares, net of treasury, presented in the consolidated statement of changes in equity and the number of shares, net of treasury, excluding non-vested equity shares that have not vested during the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
Number of shares, net of treasury:			
Statement of changes in equity – common stock	64,272,243	63,640,246	62,324,321
Less: Non-vested equity shares that have not vested as of end of year (Note 17)	2,084,946	2,614,419	2,385,267
Number of shares, net of treasury excluding non-vested equity shares that have	62,187,297	61,025,827	59,939,054

Redeemable common stock issued pursuant to transaction with the IFC Investors

Holders of redeemable common stock have all the rights enjoyed by holders of common stock, however, holders of redeemable common stock have additional contractual rights. On April 11, 2016, the Company entered into a Subscription Agreement (the "Subscription Agreement") with International Finance Corporation ("IFC"), IFC African, Latin American and Caribbean Fund, LP, IFC Financial Institutions Growth Fund, LP, and Africa Capitalization Fund, Ltd. (collectively, the "IFC Investors"). Under the Subscription Agreement, the IFC Investors purchased, and the Company sold in the aggregate, approximately 9.98 million shares of the Company's common stock, par value $0.001 per share, at a price of $10.79 per share, for gross proceeds to the Company of approximately $107.7 million. The Company accounted for these 9.98 million shares as redeemable common stock as a result of the put option discussed below.

On May 19, 2020, the Africa Capitalization Fund, Ltd sold its entire holding of 2,103,169 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 2,103,169 shares, expired. The Company reclassified $22.7 million related to these 2,103,169 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2020.

On August 19, 2022, the IFC Investors filed an amended Form 13D/A, amendment no. 2, with the United States Securities and Exchange Commission reporting that in October 2017 and February 2018, the IFC sold an aggregate of 514,376 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 514,376 shares, expired. The Company reclassified $5.6 million related to these 514,376 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2022.

The Company has entered into a Policy Agreement with the IFC Investors (the "Policy Agreement"). The material terms of the Policy Agreement are described below.

Board Rights

For so long as the IFC Investors in aggregate beneficially own shares representing at least 5% of the Company's common stock, the IFC Investors will have the right to nominate one director to the Company's board of directors. For so long as the IFC Investors in aggregate beneficially own shares representing at least 2.5% of the Company's common stock, the IFC Investors will have the right to appoint an observer to the Company's board of directors at any time when they have not designated, or do not have the right to designate, a director.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Redeemable common stock issued pursuant to transaction with the IFC Investors

Put Option

Each IFC Investor will have the right, upon the occurrence of specified triggering events, to require the Company to repurchase all of the shares of its common stock purchased by the IFC Investors pursuant to the Subscription Agreement (or upon exercise of their preemptive rights discussed below). Events triggering this put right relate to (1) the Company being the subject of a governmental complaint alleging, a court judgment finding or an indictment alleging that the Company (a) engaged in specified corrupt, fraudulent, coercive, collusive or obstructive practices; (b) entered into transactions with targets of economic sanctions; or (c) failed to operate its business in compliance with anti-money laundering and anti-terrorism laws; or (2) the Company rejecting a bona fide offer to acquire all of its outstanding Common Stock at a time when it has in place or implements a shareholder rights plan, or adopting a shareholder rights plan triggered by a beneficial ownership threshold of less than twenty percent. The put price per share will be the higher of the price per share paid by the IFC Investors pursuant to the Subscription Agreement (or paid when exercising their preemptive rights) and the volume weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect to a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror. The Company believes that the put option has no value and, accordingly, has not recognized the put option in its consolidated financial statements.

Registration Rights

The Company has agreed to grant certain registration rights to the IFC Investors for the resale of their shares of the Company's common stock, including filing a resale shelf registration statement and taking certain actions to facilitate resales thereunder.

Preemptive Rights

For so long as the IFC Investors hold in aggregate 5% of the outstanding shares of common stock of the Company, each Investor will have the right to purchase its pro-rata share of new issuances of securities by the Company, subject to certain exceptions.

Common stock repurchases

Executed under share repurchase authorizations

On February 5, 2020, the Company's Board of Directors approved the replenishment of its share repurchase authorization to repurchase up to an aggregate of $100 million of common stock. The authorization has no expiration date. The share repurchase authorization will be used at management's discretion, subject to limitations imposed by SEC Rule 10b-18 and other legal requirements and subject to price and other internal limitations established by the Board. Repurchases will be funded from the Company's available cash. Share repurchases may be made through open market purchases, privately negotiated transactions, or both. There can be no assurance that the Company will purchase any shares or any particular number of shares. The authorization may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, liquidity and other factors that management deems appropriate. The Company did not repurchase any of its shares during the years ended June 30, 2024 under the authorization, however, it did repurchase 319,522 and 352,994 shares of its common stock from its employees during the years ended June 30, 2024 and 2023, respectively, refer to Note 17 for additional information regarding these repurchases. The Company did not repurchase any of its shares during the years ended June 30, 2022 either under or outside of the authorizati

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The table below presents the change in accumulated other comprehensive (loss) income per component during the years ended June 30, 2024, 2023 and 2022:

	Accumulated foreign currency translation reserve		Total	
Balance as of July 1, 2021	$	(145,721)	$	(145,721)
Release of foreign currency translation reserve: liquidation of subsidiaries		468		468
Release of foreign currency translation reserve: disposal of Finbond equity securities (Note 9)		587		587
Movement in foreign currency translation reserve related to equity-accounted investment		1,239		1,239
Movement in foreign currency translation reserve		(25,413)		(25,413)
Balance as of June 30, 2022		(168,840)		(168,840)
Release of foreign currency translation reserve: disposal of Finbond equity securities (Note 9)		362		362
Movement in foreign currency translation reserve related to equity-accounted investment		3,935		3,935
Movement in foreign currency translation reserve		(31,183)		(31,183)
Balance as of June 30, 2023		(195,726)		(195,726)
Release of foreign currency translation reserve: disposal of Finbond equity securities (Note 9)		1,543		1,543
Release of foreign currency translation reserve: liquidation of subsidiaries		(952)		(952)
Movement in foreign currency translation reserve related to equity-accounted investment		489		489
Movement in foreign currency translation reserve		6,291		6,291
Balance as of June 30, 2024	$	(188,355)	$	(188,355)

The movement in the foreign currency translation reserve represents the impact of translation of consolidated entities which have a functional currency (which is primarily ZAR) to the Company's reporting currency, which is USD.

During the year ended June 30, 2024, the Company reclassified $1.5 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of shares in Finbond (refer to Note 9). The Company also reclassified a gain of $1.0 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the liquidation of subsidiaries during the year ended June 30, 2024. During the year ended June 30, 2023, the Company reclassified $0.4 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of shares in Finbond (refer to Note 9). During the year ended June 30, 2022, the Company reclassified $0.6 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of shares in Finbond (refer to Note 9).

16. REVENUE

The Company is a provider of digitized cash management solutions and merchant acquiring services, including an integrated platform for the distribution of value-added services; transaction processing services; financial inclusion products and services, and secure payment technology. The Company operates a payment processor in South Africa. The Company offers debit, credit and prepaid processing and issuing services for all major payment networks. In South Africa, the Company provides innovative low-cost financial inclusion products, including banking, lending and insurance.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16. REVENUE

Disaggregation of revenue

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2024:

	Merchant	Consumer	Total
Processing fees	$ 117,373	$ 24,979	$ 142,352
South Africa	111,376	24,979	136,355
Rest of world	5,997	-	5,997
Technology products	9,852	45	9,897
South Africa	9,645	45	9,690
Rest of world	207	-	207
Prepaid airtime sold	357,943	233	358,176
South Africa	337,723	233	337,956
Rest of world	20,220	-	20,220
Lending revenue	-	23,849	23,849
Interest from customers	6,096	-	6,096
Insurance revenue	-	12,117	12,117
Account holder fees	-	6,048	6,048
Other	3,747	1,940	5,687
South Africa	3,543	1,940	5,483
Rest of world	204	-	204
Total revenue, derived from the following geographic locations	495,011	69,211	564,222
South Africa	468,383	69,211	537,594
Rest of world	$ 26,628	$ -	$ 26,628

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2023:

	Merchant	Consumer	Unallocated	Total
Processing fees	$ 111,281	$ 26,159	$ 1,469	$ 138,909
South Africa	105,957	26,159	1,469	133,585
Rest of world	5,324	-	-	5,324
Technology products	19,017	1,253	-	20,270
South Africa	18,780	1,253	-	20,033
Rest of world	237	-	-	237
Prepaid airtime sold	322,756	45	-	322,801
South Africa	306,093	45	-	306,138
Rest of world	16,663	-	-	16,663
Lending revenue	-	19,504	-	19,504
Interest from customers	5,778	-	-	5,778
Insurance revenue	-	9,677	-	9,677
Account holder fees	-	5,610	-	5,610
Other	4,869	553	-	5,422
South Africa	4,680	553	-	5,233
Rest of world	189	-	-	189
Total revenue, derived from the following geographic locations	463,701	62,801	1,469	527,971
South Africa	441,288	62,801	1,469	505,558
Rest of world	$ 22,413	$ -	$ -	$ 22,413

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16.   REVENUE (continued)

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2022:

	Merchant	Consumer	Total
Processing fees	$ 55,752	$ 28,982	$ 84,734
South Africa	48,305	28,982	77,287
Rest of world	7,447	-	7,447
Technology products	25,891	277	26,168
South Africa	25,826	277	26,103
Rest of world	65	-	65
Prepaid airtime sold	69,603	-	69,603
Lending revenue	-	21,573	21,573
Interest from customers	1,121	-	1,121
Insurance revenue	-	8,530	8,530
Account holder fees	-	5,838	5,838
Other	4,310	732	5,042
South Africa	4,259	732	4,991
Rest of world	51	-	51
Total revenue, derived from the following geographic locations	156,677	65,932	222,609
South Africa	149,114	65,932	215,162
Rest of world	$ 7,563	$ -	$ 7,447

17.   STOCK-BASED COMPENSATION

Amended and Restated Stock Incentive Plan

The Company's Amended and Restated 2022 Stock Incentive Plan ("2022 Plan") was most recently amended and restated on November 16, 2022. On April 11, 2024, the Company's Board amended the 2022 Plan to increase the number of shares available for issuance by 3,000,000. On June 3, 2024, the Company's shareholders approved the amendment.

No evergreen provisions are included in the 2022 Plan. This means that the maximum number of shares issuable under the 2022 Plan is fixed and cannot be increased without shareholder approval, the plan expires by its terms upon a specified date, and no new stock options are awarded automatically upon exercise of an outstanding stock option. Shareholder approval is required for t repricing of awards or the implementation of any award exchange program.

The Plan permits Lesaka to grant to its employees, directors and consultants incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on its common stock. The Remuneration Committee of the Company's Board of Directors ("Remuneration Committee") administers the Plan.

The total number of shares of common stock issuable under the Plan is 16,552,580. The maximum number of shares for which stock options, stock appreciation rights (other than performance-based awards that are not options) may be granted during a calendar year to any participant is 600,000 shares. Shares covered by awards that expire, terminate or lapse without payment will again be available for the grant of awards under the 2022 Plan, as well as shares that are delivered to us by the holder to pay withholding taxes or as payment for the exercise price of an award, if permitted by the Remuneration Committee. The shares deliverable in connection with awards granted under the 2022 Plan may consist, in whole or in part, of authorized but unissued shares or treasury shares. To account for stock splits, stock dividends, reorganizations, recapitalizations, mergers, consolidations, spin-offs and other corporate events, the 2022 Plan requires the Remuneration Committee to equitably adjust the number and kind of shares of common stock issued or reserved pursuant to the plan or outstanding awards, the maximum number of shares issuable pursuant to awards, the exercise price for awards, and other affected terms of awards to reflect such event. No awards may be granted under the Plan after September 7, 2032, but awards granted on or before such date may extend to later dates.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Options

General Terms of Awards

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and expire 10 years after the date of grant. The options generally become exercisable in accordance with a vesting schedule ratably over a period of three years from the date of grant. The Company issues new shares to satisfy stock option award exercises but may also use treasury shares.

Valuation Assumptions

The fair value of each option is estimated on the date of grant using the Cox Ross Rubinstein binomial model that uses the assumptions noted in the table below. The estimated expected volatility is generally calculated based on the Company's 750-da volatility. The estimated expected life of the option was determined based on the historical behavior of employees who were granted options with similar terms. No stock options were granted during the year ended June 30, 2023. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2024 and 2022:

	2024		2022	
Expected volatility	55	%	50	%
Expected dividends	0	%	0	%
Expected life (in years)	5.0		3.0	
Risk-free rate	2.11	%	1.61	%

Restricted Stock

General Terms of Awards

Shares of restricted stock are considered to be participating non-vested equity shares (specifically contingently returnable shares) for the purposes of calculating earnings per share (refer to Note 19) because, as discussed in more detail below, the recipient is obligated to transfer any unvested restricted stock back to the Company for no consideration and these shares of restricted stock are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Restricted stock generally vests ratably over a three year period, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and under certain circumstances, the achievement of certain performance targets, as described below.

Recipients are entitled to all rights of a shareholder of the Company except as otherwise provided in the restricted stock agreements. These rights include the right to vote and receive dividends and/or other distributions, however, any or all dividends or other distributions paid related to restricted stock during the period of such restrictions shall be accumulated (without interest) or reinvested in additional shares of common stock, which in either case shall be subject to the same restrictions as the underlying award or such other restrictions as the Remuneration Committee may determine. The restricted stock agreements generally prohibit transfer of any nonvested and forfeitable restricted stock. If a recipient ceases to be a member of the Board of Directors or an employee for any reason, all shares of restricted stock that are not then vested and nonforfeitable will be immediately forfeited and transferred to the Company for no consideration, except as otherwise agreed between the parties. Forfeited shares of restricted stock are available for future issuances by the Remuneration Committee.

The Company issues new shares to satisfy restricted stock awards.

Valuation Assumptions

The fair value of restricted stock is generally based on the closing price of the Company's stock quoted on The Nasdaq Global Select Market on the date of grant.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17.   STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Market Conditions - Restricted Stock Granted in September 2018 – all forfeited

In September 2018, the Remuneration Committee approved an award of 148,000 shares of restricted stock to executive officers. The 148,000 shares of restricted stock awarded to executive officers in September 2018 are subject to a time-based vesting condition and a market condition and vest in full only on the date, if any, that the following conditions are satisfied: (1) the price of the Company's common stock must equal or exceed certain agreed VWAP levels (as described below) during a measurement period commencing on the date that it files its Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and ending on December 31, 2021 and (2) the recipient is employed by the Company on a full-time basis when the condition in (1) is met. If either of these conditions is not satisfied, then none of the shares of restricted stock will vest and they will be forfeited. The $23.00 price target represented an approximate 55% increase, compounded annually, in the price of the Company's common stock on Nasdaq over the $6.20 closing price on September 7, 2018. The VWAP levels and vesting percentages related to such levels are as follows:

- Below $15.00 (threshold)—0%
- At or above $15.00 and below $19.00—33%
- At or above $19.00 and below $23.00—66%
- At or above $23.00—100%

The fair value of these shares of restricted stock was calculated using a Monte Carlo simulation of a stochastic volatility process. The choice of a stochastic volatility process as an extension to the standard Black Scholes process was driven by both observations of larger than expected moves in the daily time series for the Company's VWAP price, but also the observation of the strike structure of volatility (i.e. skew and smile) for out-of-the money calls and out-of-the money puts versus at-the-money options for both the Company's stock and NASDAQ futures.

In scenarios where the shares do not vest, the final vested value at maturity is zero. In scenarios where vesting occurs, the final vested value on maturity is the share price on vesting date. In its calculation of the fair value of the restricted stock, the Company used an average volatility of 37.4% for the VWAP price, a discounting based on USD overnight indexed swap rates for the grant date, and no future dividends. The average volatility was extracted from the time series for VWAP prices as the standard deviation of log prices for the three years preceding the grant date. The mean reversion of volatility and the volatility of volatility parameters of the stochastic volatility process were extracted by regressing log differences against log levels of volatility from the time series for at-the-money options 30 day volatility quotes, which were available from January 2, 2018 onwards.

During the year ended June 30, 2022, an executive officer forfeited 30,000 shares of restricted stock that were subject to the market conditions described above because the performance conditions were not met. During the year ended June 30, 2021, executive officers forfeited 88,000 shares of restricted stock that were subject to the market conditions described above following their separation from the Company.

Performance Conditions - Restricted Stock Granted in February 2020 – all forfeited

The 454,400 shares of restricted stock awarded to executive officers in February 2020 were subject to time-based and performance-based vesting conditions and vest in full only on the date, if any, that the following conditions are satisfied: (1) the achievement of an agreed return on average net equity per year during a measurement period commencing from July 1, 2021, through June 30, 2023, and (2) the recipient is employed by the Company on a full-time basis when the condition in (1) is met. Net equity is calculated as total equity attributable to the Company's shareholders plus redeemable common stock, in conformity with GAAP. The net equity as of June 30, 2021, was set as the base year for the measurement period. The average net equity is calculated as the simple average between the opening net equity and closing net equity during each fiscal year within the measurement period. The targeted return per year within the measurement period is derived from GAAP net income attributable to the Company per fiscal year.

The performance-based awards vest based on the achievement of the following targeted return on average net equity during the measurement period, of:
- 8% per year: 50% vest;
- 14% per year: 100% vest.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Performance Conditions - Restricted Stock Granted in February 2020 – all forfeited (continued)

No shares of restricted stock vested at a return on average net equity of less than 8%. Calculation of the award based on the returns between 8% and 14% will be interpolated on a linear basis. The Company's Remuneration Committee was permitted to use its discretion to adjust any component of the calculation of the award on a fact-by-fact basis, for instance, as the result of an acquisition. During the year ended June 30, 2023, an executive officer forfeited 80,000 shares of restricted stock that were subject to performance conditions because the performance conditions were not achieved. During the year ended June 30, 2021, executive officers forfeited 374,400 shares of restricted stock that were subject to the performance conditions described following their separation from the Company.

Market Conditions - Restricted Stock Granted in May 2021 and July 2021 – all forfeited

In May 2021 and July 2021, respectively, the Remuneration Committee approved an award of 158,734 and 58,652 shares of restricted stock to executive officers. These shares of restricted stock awarded to executive officers were subject to a time-based vesting condition and a market condition and would have vested in full only on the date, if any, that the following conditions were satisfied: (1) a compounded annual 20% appreciation in the Company's stock price over the measurement period commencing on June 30, 2021 through June 30, 2024, and (2) the recipient was employed by the Company on a full-time basis when the condition in (1)was met. If either of these conditions was not satisfied, then none of the shares of restricted stock would vest and they would be forfeited. The stock price targets were not met and all of the restricted stock granted were forfeited on June 30, 2024. The Company's closing stock price on Nasdaq on June 30, 2021, was $4.71.

The appreciation levels (times and price) and vesting percentages as of each period ended related to such levels were as follows:
- Prior to the first anniversary of the grant date: 0%
- Fiscal 2022, stock price as of June 30, 2022 is 1.2 times higher (i.e. $5.65 or higher) than $4.71: 33%;
- Fiscal 2023, stock price as of June 30, 2023 is 1.44 times higher (i.e. $6.78 or higher) than $4.71: 67%;
- Fiscal 2024, stock price as of June 30, 2024 is 1.728 times higher (i.e. $8.14) than $4.71:100%.

The fair value of these shares of restricted stock was calculated using a Monte Carlo simulation of a stochastic volatility process. The choice of a stochastic volatility process as an extension to the standard Black Scholes process was driven by both observations of larger than expected moves in the daily time series for the Company's closing price, but also the observation of the strike structure of volatility (i.e. skew and smile) for out-of-the money calls and out-of-the money puts versus at-the-money options for both the Company's stock and NASDAQ futures.

In scenarios where the shares do not vest, the final vested value at maturity is zero. In scenarios where vesting occurs, the final vested value on maturity is the share price on vesting date. In its calculation of the fair value of the restricted stock, the Company used an average volatility of 61.6% for the closing price (for each of the May 2021 and July 2021 awards), a discounting based on USD overnight indexed swap rates for the grant date, and no future dividends. The average volatility was extracted from the time series for closing prices as the standard deviation of log prices for the three years preceding the grant date. The mean reversion of volatility and the volatility of volatility parameters of the stochastic volatility process were extracted by regressing log differences against log levels of volatility from the time series for at-the-money options 30 day volatility quotes, which were available for the three years preceding May 5, 2021 (for the May 2021 awards) and July 1, 2021 (for the July 2021 award).

Performance Conditions - Restricted Stock Granted in July 2021

In July 2021, the Remuneration Committee approved an award of 58,652 shares of restricted stock to an executive officer. These shares of restricted stock were subject to a time-based vesting condition and a performance condition and would vest in full only on the date, if any, that the following conditions were satisfied: (1) achievement of the Company's three year financial services plan during the specific measurement period from June 30, 2021, to June 30, 2024, and (2) the recipient was employed by the Company on a full-time basis when the condition in (1) is met. If either of these conditions were not satisfied, then none of the shares of restricted stock would vest and they would be forfeited. The fair value of these shares of restricted stock was calculated based on the market price on date of award. The Company's Remuneration Committee determined that the vesting conditions were achieved and the shares of restricted stock vested in full on June 30, 2024.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17.   STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Market Conditions - Restricted Stock Granted in December 2022

In December 2022, the Remuneration Committee approved an award of 257,868 shares of restricted stock to executive officers. The 257,868 shares of restricted stock awarded to executive officers are subject to a time-based vesting condition and a market condition and vest in full only on the date, if any, that the following conditions are satisfied: (1) a compounded annual 10% appreciation in the Company's stock price off a base price of $4.94 over the measurement period commencing on December 1, 2022 through December 1, 2025, and (2) the recipient is employed by the Company on a full-time basis when the condition in (1) is met. If either of these conditions is not satisfied, then none of the shares of restricted stock will vest and they will be forfeited. The Company's closing price on December 1, 2022, was $4.08.

The appreciation levels (times and price) and vesting percentages as of each period ended are as follows:
- Prior to the first anniversary of the grant date: 0%;
- Fiscal 2024, stock price as of December 1, 2023 is 1.1 times higher (i.e. $5.43 or higher) than $4.94: 33%;
- Fiscal 2025, stock price as of December 1, 2024 is 1.21 times higher (i.e. $5.97 or higher) than $4.94: 67%;
- Fiscal 2026, stock price as of December 1, 2025 is 1.331 times higher (i.e. $6.57) than $4.94: 100%.

The fair value of these shares of restricted stock was calculated using a Monte Carlo simulation.

In scenarios where the shares do not vest, the final vested value at maturity is zero. In scenarios where vesting occurs, the final vested value on maturity is the share price on vesting date. In its calculation of the fair value of the restricted stock, the Company used an equally weighted volatility of 50.1% for the closing price (of $4.08), a discounting based on U.S. dollar overnight indexed swap rates for the grant date, and no future dividends. The equally weighted volatility was extracted from the time series for closing prices as the standard deviation of log prices for the three years preceding the grant date.

Market Conditions - Restricted Stock Granted in October 2023

In October 2023, the Company awarded 310,916 shares of restricted stock to three of its executive officers which are subject to a time-based vesting condition and a market condition and vest in full only on the date, if any, that the following conditions are satisfied: (1) a compounded annual 10% appreciation in the Company's stock price off a base price of $4.00 over the measurement period commencing on September 30, 2023 through November 17, 2026, and (2) the recipient is employed by the Company on a full-time basis when the condition in (1) is met. If either of these conditions is not satisfied, then none of the shares of restricted stock will vest and they will be forfeited. The Company's closing price on September 30, 2023, was $3.90.

The appreciation levels (times and price) and vesting percentages as of each period ended are as follows:
- Prior to the first anniversary of the grant date: 0%;
- Fiscal 2025, the Company's 30-day volume weighted-average stock price ("VWAP") before November 17, 2024 is approximately 1.10 times higher (i.e. $4.40 or higher) than $4.00: 33%;
- Fiscal 2026, the Company's VWAP before November 17, 2025 is 1.21 times higher (i.e. $4.84 or higher) than $4.00: 67%;
- Fiscal 2027, the Company's VWAP before November 1, 2026 is 1.33 times higher (i.e. $5.32) than $4.00: 100%.

The fair value of these shares of restricted stock was calculated using a Monte Carlo simulation. In scenarios where the shares do not vest, the final vested value at maturity is zero. In scenarios where vesting occurs, the final vested value on maturity is the share price on vesting date. In its calculation of the fair value of the restricted stock, the Company used an equally weighted volatility of 48.3% for the closing price (of $4.37), a discounting based on U.S. dollar overnight indexed swap rates for the grant date, and no future dividends. The equally weighted volatility was extracted from the time series for closing prices as the standard deviation of log prices for the three years preceding the grant date.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock Units

The Remuneration Committee may approve the grant of other stock-based awards. In April 2022, the Company granted 1,250,486 shares of restricted stock to employees of Connect pursuant to the terms of the acquisition. The award included an equalization mechanism to maintain a return of $7.50 per share of restricted stock upon vesting through the issue of restricted stock units. The conversion of restricted stock units to shares cannot exceed 50% under the terms of the award and therefore no more than 625,243 (or 1,250,486 divided by two) would be issued upon vesting. During the years ended June 30, 2024 and 2023, respectively, 388,908 and 412,487 shares of restricted stock vested, and 194,454 and 206,239 restricted stock units vested, the maximum amount possible, and were converted to shares of common stock. Employees elected for 166,087 and 72,081 shares to be withheld from 166,167 and 164,687 restricted stock units which vested, and which were converted to shares, in order to satisfy the withholding tax liability on the vesting of these and other shares. The 166,087 and 72,081 shares have been included in the Company's treasury shares.

Stock Appreciation Rights

The Remuneration Committee may also grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Remuneration Committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price. No stock appreciation rights have been granted.

Stock option and restricted stock activity

Options

The following table summarizes stock option activity for the years ended June 30, 2024, 2023 and 2022:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)	Weighted average grant date fair value ($)
Outstanding - July 1, 2021	1,294,832	3.93	7.68	1,624	1.45
Granted – August 2020	137,620	4.87	10.00	235	1.71
Exercised	(249,521)	3.05	-	470	-
Forfeited	(256,706)	4.53		-	1.69
Outstanding - June 30, 2022	926,225	4.14	6.60	1,249	1.60
Exercised	(158,659)	3.04	-	200	-
Forfeited	(94,292)	3.99		-	1.81
Outstanding - June 30, 2023	673,274	4.37	5.14	239	1.67
Granted – December 2023	500,000	3.50	5.17	880	1.76
Granted – June 2024	1,000,000	6.00	4.60	1,690	1.69
Granted – June 2024	1,000,000	8.00	4.60	1,300	1.30
Granted – June 2024	1,000,000	11.00	4.60	920	0.92
Granted – June 2024	1,000,000	14.00	4.60	685	0.69
Exercised	(54,287)	2.25	-	71	-
Forfeited	(200,739)	3.96		-	1.42
Outstanding - June 30, 2024	4,918,248	8.70	4.51	889	1.77

These options have an exercise price range of $3.01 to $14.00.

The Company awarded 4,500,000 and 137,620 stock options to employees during the years ended June 30, 2024 and 2022, respectively. No stock options were awarded during the year ended June 30, 2023.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Options (continued)

The 4,500,000 stock options awarded during the year ended June 30, 2024, were awarded to Ali Mazanderani, the Company's Executive Chairman, and 500,000 of these stock options were granted pursuant to the 2022 Plan and 4,000,000 were granted pursuant to shareholder approval which was obtained on June 3, 2024. The 500,000 options will vest on the first anniversary of the grant date of December 3, 2023, provided that Mr. Mazandarani continues to provide services as Executive Chair through the vesting date. The 4,000,000 options will vest on January 31, 2026, subject to Mr. Mazanderani's ongoing service through to this date. The 500,000 options will vest immediately if Mr. Mazanderani's employment is terminated by the Company without cause on or before the first anniversary of the grant date. The 4,500,000 stock options may only be exercised during a period commencing from January 31, 2028 to January 31, 2029.

On August 5, 2020, the Company granted one of its then non-employee directors, and now the Company's Executive Chairman, Mr. Ali Mazanderani, in his capacity as a consultant to the Company, 150,000 stock options with an exercise price of $3.50. These stock options were subject to the non-employee director's continuous service through the applicable vesting date, and half of the options vested on each of the first and second anniversaries of the grant date. The stock options expired unexercised on August 5, 2023.

During the years ended June 30, 2024, 2023 and 2022, 116,063, 327,965 and 376,348 stock options became exercisable, respectively. During the year ended June 30, 2023, an employee delivered 23,934 shares of the Company's common stock to exercise 37,500 stock options with an aggregate strike price of $0.1 million. These 23,934 shares of common stock have been included in the Company's treasury stock. The employee also elected to deliver 6,105 shares of the Company's common stock to settle income taxes arising upon exercise of the stock options, and these shares have also been included in the Company's treasury stock. During the years ended June 30, 2024, 2023 and 2022, the Company received approximately $0.2 million, $0.5 million and $0.8 million from the exercise of 54,287, 158,659 and 249,521 stock options, respectively.

During the years ended June 30, 2024, 2023 and 2022, employees forfeited 200,739, 94,292, and 256,706 stock options, respectively. The stock options forfeited had strike prices ranging from $3.01 to $11.23.

Options (continued)

The following table presents stock options vested and expected to vest as of June 30, 2024:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)
Vested and expecting to vest - June 30, 2024	4,918,248	8.70	4.51	889

These options have an exercise price range of $3.01 to $14.00, and include the 4,000,000 options awarded in June 2024.

The following table presents stock options that are exercisable as of June 30, 2024:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)
Exercisable - June 30, 2024	391,342	4.71	5.39	299

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock

The following table summarizes restricted stock activity for the years ended June 30, 2023 and 2022:

	Number of shares of restricted stock	Weighted average grant date fair value ($'000)
Non-vested – June 30, 2021	**384,560**	**1,123**
Total granted	2,168,110	11,097
Granted – July 2021	234,608	963
Granted – August 2021	44,986	192
Granted – November and December 2021	326,158	1,766
Granted – December 2021	50,300	269
Granted – February 2022	29,920	146
Granted – March 2022	207,859	1,097
Granted – April 2022	1,250,486	6,540
Granted – May 2022	23,793	124
Total granted and vested - November and December 2021	-	-
Granted - November and December 2021	71,647	393
Vested - November and December 2021	(71,647)	393
Total vested	(61,861)	306
Total forfeitures	(105,542)	542
Forfeitures - employee terminations	(75,542)	382
Forfeitures – September 2018 awards with market conditions	(30,000)	160
Non-vested – June 30, 2022	**2,385,267**	**11,879**
Total granted	1,085,981	4,411
Granted – July 2022	32,582	172
Granted – August 2022	179,498	995
Granted - November 2022	150,000	605
Granted - December 2022	430,399	1,862
Granted - January 2023	11,806	57
Granted - June 2023	23,828	124
Granted - December 2022 - performance awards	257,868	596
Total vested	(742,464)	3,171
Vested – July 2022	(78,801)	410
Vested – November 2022	(59,833)	250
Vested – December 2022	(7,060)	29
Vested – February 2023	(19,179)	83
Vested – March 2023	(69,286)	326
Vested – April 2023	(418,502)	1,721
Vested – May 2023	(61,861)	217
Vested – June 2023	(27,942)	135
Total forfeitures	(114,365)	554
Forfeitures - employee terminations	(34,365)	138
Forfeitures – February 2020 award with market condition	(80,000)	416
Non-vested – June 30, 2023	**2,614,419**	**11,869**

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

The following table summarizes restricted stock activity for the year ended June 30, 2024:

	Number of shares of restricted stock	Weighted average grant date fair value ($'000)
Non-vested – June 30, 2023	**2,614,419**	**11,869**
Total granted	1,002,241	3,942
Granted – October 2023	333,080	1,456
Granted – October 2023, with performance conditions	310,9	955
Granted – October 2023	225,000	983
Granted – January 2024	56,330	197
Granted – February 2024	9,195	31
Granted - June 2024	67,720	320
Total vested	(1,232,251)	5,208
Vested – July 2023	(78,800)	302
Vested – November 2023	(109,833)	429
Vested – December 2023	(67,073)	234
Vested – February 2024	(14,811)	53
Vested – March 2024	(69,286)	256
Vested – April 2024	(394,932)	1,630
Vested – May 2024	(88,617)	391
Vested – June 2024	(350,247)	1,639
Vested – June 2024, with performance conditions	(58,652)	274
Total forfeitures	(299,463)	1,315
Forfeitures - employee terminations	(82,077)	298
Forfeitures – May and July 2021 awards with market condition	(217,386)	1,017
Non-vested – June 30, 2024	**2,084,946**	**8,736**

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock

Awards granted

In October 2023, the Company awarded 333,080 shares of restricted stock with time-based vesting conditions to approximately 150 employees, which are subject to the employees continued employment with the Company through the applicable vesting dates. In October 2023, the Company awarded 310,916 shares of restricted stock to executive officers which contained time and performance-based (market conditions related to share price performance) vesting conditions. The Company also awarded 225,000 shares of restricted stock to an executive officer in October 2023, which vest on June 30, 2025, except if the executive officer is terminated for cause, in which case the award will be forfeited. In January 2024, February 2024 and June 2024, the Company awarded 56,330; 9,195 and 67,720 shares of restricted stock with time-based vesting conditions to employees.

In July 2022, December 2022, January 2023 and June 2023, the Company awarded 32,582, 430,399, 11,806 and 23,828 shares of restricted stock, respectively, to employees and an executive officer which have time-based vesting conditions. In December 2022, the Company awarded 257,868 shares of restricted stock to executive officers which contained time and performance-based (market conditions related to share price performance) vesting conditions. The Company also agreed to match, on a one-for-one basis, (1) an employee's purchase of up to $1.0 million worth of the Company's shares of common stock in open market purchases, and in August 2022, the Company granted 179,498 shares of restricted stock to the employee, and (2) another employee's purchase of up to 150,000 shares of the Company's common stock, and in November 2022, the Company granted 150,000 shares of restricted stock to the employee. These shares of restricted stock contain time-based vesting conditions. The Company awarded 300,000 shares to an executive officer on December 31, 2022, which vested on the date of the award.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

Awards granted (continued)

On June 30, 2021, the Company entered into employment agreements with Mr. Chris G.B. Meyer, under which Mr. Meyer was appointed Group Chief Executive Officer of the Company effective July 1, 2021. Mr. Meyer was awarded 117,304 shares of restricted stock on July 1, 2021, which were subject to time-based vesting and vest in full on June 30, 2024, subject to Mr. Meyer's continued service to the Company through June 30, 2024. In addition, under the terms of Mr. Meyer's engagement, the Company's Remuneration Committee also awarded Mr. Meyer 117,304 shares of restricted stock which include performance conditions and which only vest on June 30, 2024 if the performance conditions are met and Mr. Meyer remains employed with the Company through June 30, 2024. Vesting of half of these awards, or 58,652 shares of restricted stock, is subject to the Company achieving its three-year financial services plan during the specific measurement period from June 30, 2021, to June 30, 2024, and the other half is subject to share price growth targets, and only vest if the Company's share price is $8.14 or higher on June 30, 2024. On March 1, 2022, the Company awarded 207,859 shares of restricted stock to executive officers and vesting of these awards is subject to the executive's continuous service through the applicable vesting date, one third of which vests on each of the first, second and third anniversaries of the grant date.

On April 14, 2022, the Company granted 1,250,486 shares of restricted stock to employees of Connect pursuant to the Sale Agreement. The award includes an equalization mechanism to maintain a return of $7.50 per share of restricted stock upon vesting through the issue of restricted stock units. The conversion of restricted stock units to shares cannot exceed 50% under the terms of the award.

Upon joining the Company, each of Messrs. Meyer and Lincoln C. Mali, were entitled to receive an award of shares of restricted stock which were subject to them purchasing an agreed value of shares ("matching awards") in the market during a prescribed period of time. However, these executives were unable to purchase shares in the market during that period due to a Company-imposed insider-trading restriction placed on them. On November 15, 2021, the Company amended the terms of these awards in order to put the executives into an economically equivalent position, as follows:

(i) assume that the executives would have purchased their agreed allocation within their first 30 days post commencement of employment had they not been embargoed;

(ii) require the executives to fulfill their agreed allocations within a short period following release of the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2021;

(iii) to the extent that the price per share actually paid is greater than the 30-day volume-weighted average price ("VWAP") in their respective first months of employment, award the executives a top-up ("top up awards") which amounts to the after-tax difference between (a) number of shares purchased at the 30-day VWAP in their respective first months of employment and (b) number of shares purchased at the actual share price paid. The top-up will be settled as follows: (a) 55% in shares of the Company's common stock and (b) 45%, at the election of the executive, as either shares of the Company's common stock or cash. The top up awards were not subject to any vesting conditions and vested immediately; and

(iv) adjust the initial matching awards to the aggregate number of shares acquired in terms of (ii) and (iii). The matching awards vest ratably over a period of three years commencing on the first anniversary of the grant of the matching awards.

The executives acquired shares during November and December 2021, and the Company granted the executives 326,158 matching awards and 71,647 top up awards. In May 2022, the Company amended the terms of these awards to change the vesting dates from when the shares were acquired in November and December 2021 to the anniversary of the executive's date of joining the Company. The shares continue to vest ratably over three years on the applicable vesting date.

Effective January 1, 2022, the Company agreed to grant an advisor shares in lieu of cash for services provided to the Company during a contract term that will expire on December 31, 2022. The contract could have been terminated early if certain agreed events occur, and the contract was mutually terminated in November 2022 as no further services were required. The advisor agreed to receive 6,481 shares of the Company's common stock per month as payment for services rendered and is not entitled to receive additional shares if the contract is terminated early due to the occurrence of the agreed events. The 6,481 shares granted per month was calculated using an agreed monthly fee of $35,000 divided by the Company's closing market price on January 3, 2022, on the Nasdaq Global Select Market. The Company and the advisor have agreed that the Company will issue the shares to the advisor, in arrears, on a quarterly basis and that the shares may not be transferred until the earlier of December 31, 2022, or the occurrence of the agreed event. During each of the years ended June 30, 2023 and 2022, respectively, the Company recorded a stock-based compensation charge of $0.2 million and included the issuance of 32,405 and 38,886 shares of common stock in its issued and outstanding share count.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

Awards vested

During the years ended June 30, 2024, 2023 and 2022, respectively, 1,002,241, 742,464 and 133,508 shares of restricted stock with time-based and performance-based vesting conditions vested. The June 30, 2024, shares of stock vesting includes 58,652 shares with a performance-based condition related to the achievement of the 2021 to 2024 financial services plan. The fair value of restricted stock which vested during the years ended June 30, 2024, 2023 and 2022, was $5.2 million, $3.2 million and $0.4 million, respectively.

In May 2024, 55,598 shares of restricted stock granted to Mr. Mali vested and he elected for 25,020 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2023 and February, April, May and June 2024, an aggregate of 556,889 shares of restricted stock granted to employees vested and they elected for 128,415 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In July 2022, 78,801 shares of restricted stock granted to Mr. Meyer vested and he elected for 35,460 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In May 2023, 55,599 shares of restricted stock granted to Mr. Mali vested and he elected for 25,020 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2022 and February, April, May and June 2023, an aggregate of 434,279 shares of restricted stock granted to employees vested and they elected for 190,394 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. These 153,435 (25,020 plus 128,415) and 250,874 (35,460 plus 25,020 plus 190,394) shares have been included in our treasury shares for the year ended June 30, 2024 and 2023, respectively.

The 133,508 shares of restricted stock that vested during the year ended June 30, 2022, includes the 71,647 top up awards referred to above and 29,919 shares of restricted stock that vested following the change in vesting date to the anniversary of the executive's date of joining the Company.

Awards forfeited

During the year ended June 30, 2024, 217,386 shares of restricted stock were forfeited by executive officers (including former executive officers) as the market condition (related to share price performance) were not achieved. During the year ended June 30, 2024, employees forfeited 82,077 shares of restricted stock following their termination of employment with the Company.

During the year ended June 30, 2023, 80,000 shares of restricted stock were forfeited by an executive officer as the performance condition (related to net asset value targets) was not achieved. During the year ended June 30, 2023, employees forfeited 34,365 shares of restricted stock following their termination of employment with the Company.

During the year ended June 30, 2022, 30,000 shares of restricted stock were forfeited by an executive officer as the market condition (related to share price performance) was not achieved and the 75,542 shares of restricted stock were forfeited by employees following termination of their employment.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock-based compensation charge and unrecognized compensation cost

The Company has recorded a net stock compensation charge of $7.9 million, $7.3 million and $3.0 million for the years ended June 30, 2024, 2023 and 2022, respectively, which comprised:

	Total charge	Allocated to IT processing, servicing and support	Allocated to selling, general and administration
Year ended June 30, 2024			
Stock-based compensation charge	$ 8,045	$ -	$ 8,045
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(134)	-	(134)
Total - year ended June 30, 2024	$ 7,911	$ -	$ 7,911
Year ended June 30, 2023			
Stock-based compensation charge	$ 7,673	$ -	$ 7,673
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(364)	-	(364)
Total - year ended June 30, 2023	$ 7,309	$ -	$ 7,309
Year ended June 30, 2022			
Stock-based compensation charge	$ 3,082	$ -	$ 3,082
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(120)	-	(120)
Total - year ended June 30, 2022	$ 2,962	$ -	$ 2,962

The stock-based compensation charges and reversal have been allocated to selling, general and administration based on the allocation of the cash compensation paid to the relevant employees.

As of June 30, 2024, the total unrecognized compensation cost related to stock options was approximately $5.0 million, which the Company expects to recognize over approximately two years. As of June 30, 2024, the total unrecognized compensation cost related to restricted stock awards was approximately $4.2 million, which the Company expects to recognize over approximately three years.

Income tax consequences

The Company recorded a deferred tax asset of approximately $1.3 million and $0.6 million, as of June 30, 2024 and June 30, 2023, respectively. As of June 30, 2024 and 2023, the Company recorded a valuation allowance of approximately $1.3 millio $0.6 million respectively, related to the deferred tax asset because it does not believe that the stock-based compensation deduction would be utilized as it does not anticipate generating sufficient taxable income in the United States. The Company deducts the difference between the market value on date of exercise by the option recipient and the exercise price from income subject to taxation in the United States.

18. INCOME TAX

Income tax expense

The table below presents the components of (loss) income before income taxes expense (benefit) for the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
South Africa	$ (4,405)	$ (21,308)	$ (31,266)
United States	(8,705)	(10,755)	(8,509)
Liechtenstein	-	-	(509)
Other	312	(203)	384
Loss before income tax expense (benefit)	$ (12,798)	$ (32,266)	$ (39,900)

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAX (continued)

Income tax expense (continued)

Presented below is income tax expense (benefit) by location of the taxing jurisdiction for the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
Current tax expense	$ 5,766	$ 6,317	$ 2,309
South Africa	5,634	6,317	2,309
Other	132	-	-
Deferred tax expense (benefit)	(2,712)	(7,442)	(2,044)
South Africa	(2,716)	(7,490)	(2,154)
Other	4	48	110
Foreign tax credits generated – United States	309	115	62
Change in tax rate – South Africa	-	(1,299)	-
Income tax expense (benefit)	$ 3,363	$ (2,309)	$ 327

There were no changes to the enacted income tax rate in the years ended June 30, 2024 and 2022 in any of our major jurisdictions. The South African corporate income tax rate reduced from 28% to 27%, effective from July 1, 2022, for all of the Company's South African subsidiaries with income tax years commencing on July 1, 2022. The change in the income tax rate was enacted on January 5, 2023, and accordingly all deferred taxes assets and liabilities were remeasured to the new tax rate on that date. This resulted. in the inclusion of an income tax benefit of $1.3 million in the Company's income tax expense (benefit) line in its consolidated statements of operations for the year ended June 30, 2023, as a result of the reversal of a portion of the deferred tax assets and liabilities recognized as of December 31, 2022.

The Company's current tax expense for the year ended June 30, 2024, was lower than the previous year due to the lower taxable income generated by the Company's subsidiaries during the year ended June 30, 2024, compared with the year ended June 30, 2023.

The Company's deferred tax expense (benefit) for the year ended June 30, 2024, was lower compared with the previous year due to the inclusion of the deferred tax benefit recorded during the year ended June 30, 2023, related to the amortization of intangible assets recognized due to the acquisition of Connect. Deferred tax expense (benefit) for the year ended June 30, 2024, also includes lower prepaid expense balances as of June 30, 2024 which reduces the deferred tax benefit. The Company's deferred tax expense (benefit) for the year ended June 30, 2023, was higher than the previous year due to the inclusion of the deferred tax benefit recorded during the year ended June 30, 2023, related to the amortization of intangible assets recognized due to the acquisition of Connect. The amount for the year ended June 30, 2023, also includes a deferred tax benefit related to an expense paid by Connect before the Company acquired the business and which was subsequently determined to be deductible for tax purposes of approximately $2.0 million.

During the years ended June 30, 2024, 2023 and 2022, the Company incurred net operating losses through certain of its South African wholly-owned subsidiaries and recorded a deferred tax benefit related to these losses. However, the Company has created a valuation allowance for certain of these net operating losses which reduced the deferred tax benefit recorded.

A reconciliation of income taxes, calculated at the fully-distributed South African income tax rate to the Company's effective tax rate, for the years ended June 30, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
Income taxes at South African income tax rates	27.00 %	27.00 %	28.00 %
Non-deductible interest expense	(24.55) %	- -	- -
Movement in valuation allowance	(22.15) %	(17.66) %	(22.05) %
Non-deductible transaction costs	(5.91) %	- -	- -
Capital gains tax rate differential	1.62 %	(0.51) %	0.11 %
Prior year adjustments	(1.37) %	7.60 %	0.01 %
Non-deductible items	(1.11) %	(13.28) %	(6.59) %
Foreign tax credits	0.19 %	-	-
Foreign tax rate differential	-	(0.02) %	0.02 %
Change in tax laws – South Africa	-	4.03 %	-
Release from FCTR	-	-	(0.33) %
Effective tax rate	(26.28) %	7.16 %	(0.83) %

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18.   INCOME TAX (continued)

Income tax expense (continued)

Percentages included in the 2024 and 2022 columns in the reconciliation of income taxes presented above are specifically impacted by the loss incurred by the Company during the years ended June 30, 2024 and 2022. For instance, for the year ended June 30, 2024, income tax expense of $3.4 million represents (26.28%) multiplied by the loss before tax expense (benefit) of $(12,798).

Movement in the valuation allowance for the year ended June 30, 2024, includes allowances created related to certain net operating loss carryforwards generated during the year. Non-deductible items for the year ended June 30, 2024, includes transactions costs and interest expense incurred which the Company cannot deduct for income tax purposes

Movement in the valuation allowance for the year ended June 30, 2023, includes allowances created related to certain net operating losses incurred during the year. Non-deductible items for the year ended June 30, 2023, includes the goodwill impairment loss recognized and interest expense incurred which the Company cannot deduct for income tax purposes.

Movement in the valuation allowance for the year ended June 30, 2022, includes allowances created related to net operating losses incurred during the year. Non-deductible items for the year ended June 30, 2022, includes the transaction costs related to the acquisition of Connect.

Deferred tax assets and liabilities

Deferred taxes reflect the temporary differences between the financial statement carrying amount and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The primary components of the temporary differences and carryforwards that gave rise to the Company's deferred tax assets and liabilities as of June 30, and their classification, were as follows:

	June 30, 2024		June 30, 2023
Total deferred tax assets			
Equity accounted investments and equity investments	$ 38,039	$	36,267
Net operating loss carryforwards	42,025		39,486
Foreign tax credit carryforwards	32,527		32,599
Provisions and accruals	3,294		3,165
FTS patent	-		40
Other	4,494		4,217
Total deferred tax assets before valuation allowance	120,379		115,774
Valuation allowances	(114,687)		(109,120)
Total deferred tax assets, net of valuation allowance	5,692		6,654
Total deferred tax liabilities:			
Intangible assets	29,918		32,731
Equity investments	10,354		10,354
Other	102		94
Total deferred tax liabilities	40,374		43,179
Reported as			
Long-term deferred tax assets, net	3,446		10,315
Long-term deferred tax liabilities, net	38,128		46,840
Net deferred tax liabilities	$ 34,682	$	36,525

Decrease in total net deferred tax liabilities

Equity-accounted investments and equity investments

Equity-accounting investments and equity investments as of June 30, 2024 and 2023, comprises the temporary differences arising from the difference between the amount paid for Cell C in August 2017 and the its financial statements carrying amount as of the respective year end, of $0.0 million, difference between the amount paid for CPS in 2004 and the its financial statement carrying amount as of the respective year end, of $0.0 million, and temporary differences arising from the disposal of Finbond which resulted in the generation of capital loss carryforwards. The change in Equity-accounting investments and equity investments also includes the impact of currency changes between the South African Rand against the United States dollar.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAX (continued)

Deferred tax assets and liabilities (continued)

Decrease in total net deferred tax liabilities (continued)

Net operating loss carryforwards

Net operating loss carryforwards have increased due to losses incurred by certain of the Company's subsidiaries and the impact of currency changes between the South African Rand against the United States dollar, which was partially offset by net operating losses carryforwards forfeited following the substantial liquidation of certain of the Company's subsidiaries.

Intangibles assets

Intangible assets include intangible assets recognized related to the acquisition of Connect during the year ended June 30, 2022 (refer to Note 3) and have decreased compared to June 30, 2023, due to the amortization of the intangible assets.

Equity investments

Investment includes our investment in MobiKwik (refer to Note 9), and there were no adjustments to the carrying value of investment in MobiKwik during the year ended June 30, 2024.

Increase in valuation allowance

At June 30, 2024, the Company had deferred tax assets of $5.7 million (2023: $6.7 million), net of the valuation allowance. Management believes, based on the weight of available positive and negative evidence it is more likely than not that the Company will realize the benefits of these deductible temporary differences and carryforwards, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At June 30, 2024, the Company had a valuation allowance of $114.7 million (2023: $109.1 million) to reduce its deferred tax assets to the estimated realizable value. The movement in the valuation allowance for the years ended June 30, 2024 and 2023, is presented below:

	Total		Equity-accounting investments and equity investments		Net operating loss carry-forwards		Foreign tax credit carry-forwards		Other
July 1, 2022	$	117,101	$	42,587	$	39,652	$	32,671	$	2,191
Charged to statement of operations		5,916		5		5,492		-		419
Reversed to statement of operations		(1,701)		-		(579)		(510)		(612)
Change in tax rate - South Africa		(2,351)		(1,190)		(1,161)		-		-
Foreign currency adjustment		(9,845)		(5,135)		(5,023)		438		(125)
Net change in the valuation allowance		(7,981)		(6,320)		(1,271)		(72)		(318)
June 30, 2023		109,120		36,267		38,381		32,599		1,873
Charged to statement of operations		5,061		665		3,163		-		1,233
Reversed to statement of operations		(1,865)		-		(1,793)		(72)		-
Foreign currency adjustment		2,371		1,107		1,215		-		49
Net change in the valuation allowance		5,567		1,772		2,585		(72)		1,282
June 30, 2024	$	114,687	$	38,039	$	40,966	$	32,527	$	3,155

Net operating loss carryforwards and foreign tax credit carryforwards

South Africa

Net operating loss carryforwards generated in South Africa are carried forward indefinitely, but the loss carryforward that may be used against future taxable income is limited to 80% of taxable income before the net operating loss deduction.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18.   **INCOME TAX (continued)**

Deferred tax assets and liabilities (continued)

Net operating loss carryforwards and foreign tax credit carryforwards (continued

United States

Net operating loss carryforwards generated in the United States are carried forward indefinitely, but the loss carryforward that may be used against future taxable income is limited to 80% of taxable income before the net operating loss deduction.

Lesaka had no net unused foreign tax credits that are more likely than not to be realized as of June 30, 2024 and 2023, respectively.

Unrecognized tax benefits

As of June 30, 2023 and 2024, the Company had no unrecognized tax benefits. The Company files income tax returns mainly in South Africa, Botswana, Namibia and in the U.S. federal jurisdiction. As of June 30, 2024, the Company's South African subsidiaries are no longer subject to income tax examination by the South African Revenue Service for periods before June 30, 2020. The Company is subject to income tax in other jurisdictions outside South Africa, none of which are individually material to its financial position, statement of cash flows, or results of operations.

19.   **(LOSS) EARNINGS PER SHARE**

The Company has issued redeemable common stock (refer to Note 14) which is redeemable at an amount other than fair value. Redemption of a class of common stock at other than fair value increases or decreases the carrying amount of the redeemable common stock and is reflected in basic earnings per share using the two-class method. There were no redemptions of common stock, or adjustments to the carrying value of the redeemable common stock during the years ended June 30, 2024, 2023 and 2022. Accordingly, the two-class method presented below does not include the impact of any redemption.

Basic (loss) earnings per share includes shares of restricted stock that meet the definition of a participating security because these shares are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Basic (loss) earnings per share has been calculated using the two-class method and basic (loss) earnings per share for the years ended June 30, 2024, 2023 and 2022, reflects only undistributed earnings. The computation below of basic (loss) earnings per share excludes the net loss attributable to shares of unvested restricted stock (participating non-vested restricted stock) from the numerator and excludes the dilutive impact of these unvested shares of restricted stock from the denominator.

Diluted (loss) earnings per share have been calculated to give effect to the number of shares of additional common stock that would have been outstanding if the potential dilutive instruments had been issued in each period. Stock options are included in the calculation of diluted (loss) earnings per share utilizing the treasury stock method and are not considered to be participating securities, as the stock options do not contain non-forfeitable dividend rights. The calculation of diluted (loss) earnings per share includes the dilutive effect of a portion of the restricted stock granted to employees during the current and previous fiscal periods as these shares of restricted stock are considered contingently returnable shares for the purposes of the diluted (loss) earnings per share calculation and the vesting conditions in respect of a portion of the restricted stock had been satisfied. The vesting conditions are discussed in Note 17. The Company has excluded employee stock options to purchase 46,777, 112,783 and 191,448 shares of common stock from the calculation of diluted loss per share during the years ended June 30, 2024, 2023 and 2022, respectively, because the effect would be antidilutive.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. (LOSS) EARNINGS PER SHARE (continued)

The following table presents net loss attributable to Lesaka and the share data used in the basic and diluted (loss) earnings per share computations using the two-class method for the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands except percent and per share data)		
Numerator:			
Net loss attributable to Lesaka	$ (17,440)	$ (35,074)	$ (43,876)
Undistributed loss	(17,440)	(35,074)	(43,876)
Percent allocated to common shareholders (Calculation 1)	95%	95%	98%
Numerator for loss per share: basic and diluted	$ (16,651)	$ (33,407)	$ (43,006)
Denominator			
Denominator for basic loss per share:			
weighted-average common shares outstanding	61,276	60,134	57,207
Effect of dilutive securities:			
Denominator for diluted loss per share: adjusted weighted average common shares outstanding and assumed conversion	61,276	60,134	57,207
Loss per share:			
Basic	$ (0.27)	$ (0.56)	$ (0.75)
Diluted	$ (0.27)	$ (0.56)	$ (0.75)
(Calculation 1)			
Basic weighted-average common shares outstanding (A)	61,276	60,134	57,207
Basic weighted-average common shares outstanding and unvested restricted shares expected to vest (B)	64,179	63,134	58,364
Percent allocated to common shareholders (A) / (B)	95%	95%	98%

Options to purchase 4,737,543, 276,616 and 186,999 shares of the Company's common stock at prices ranging from $4.87 to $14.00 (2024), $4.87 to $11.23 (2023) and $6.20 to $11.23 (2022) per share were outstanding during the year ended June 30, 2024, 2023 and 2022, respectively, but were not included in the computation of diluted (loss) earnings per share because the options' exercise prices were greater than the average market price of the Company's common shares. The options, which expire at various dates through February 3, 2032, were still outstanding as of June 30, 2024.

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents supplemental cash flow disclosures for the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
Cash received from interest	$ 2,277	$ 1,841	$ 2,065
Cash paid for interest	$ 17,381	$ 13,278	$ 5,817
Cash paid for income taxes, net of refunds received	$ 6,506	$ 7,200	$ 1,138

As discussed in Note 17, during the year ended June 30, 2023, an employee exercised stock options through the delivery of 23,934 shares of the Company's common stock at the closing price on March 7, 2023 of $4.76 under the terms of their option agreements. These shares are included in the Company's total share count and the amount is reflected as treasury shares on the consolidated balance sheet as of June 30, 2023 and consolidated statement of changes in equity for the year ended June 30, 2023.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

20. SUPPLEMENTAL CASH FLOW INFORMATION (continued)

Disaggregation of cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash included on the Company's consolidated statement of cash flows includes restricted cash related to cash withdrawn from the Company's debt facilities to fund ATMs. This cash may only be used to fund ATMs and considered restricted as to use and therefore is classified as restricted cash. Cash, cash equivalents and restricted cash also includes cash in certain bank accounts that has been ceded to Nedbank. As this cash has been pledged and ceded it may not be drawn and is considered restricted as to use and therefore is classified as restricted cash as well. Refer to Note 12 for additional information regarding the Company's facilities. The following table presents the disaggregation of cash, cash equivalents and restricted cash as of June 30, 2024, 2023 and 2022:

	2024	2023	2022
Cash and cash equivalents	$ 59,065	$ 35,499	$ 43,940
Restricted cash	6,853	23,133	60,860
Cash, cash equivalents and restricted cash	$ 65,918	$ 58,632	$ 104,800

Leases

The following table presents supplemental cash flow disclosure related to leases for the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
Cash paid related to lease liabilities			
Operating cash flows from operating leases	$ 3,238	$ 2,866	$ 3,971
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 4,800	$ 983	$ 6,054

21. OPERATING SEGMENTS

Operating segments

The Company discloses segment information as reflected in the management information systems reports that its chief operating decision maker uses in making decisions and to report certain entity-wide disclosures about products and services, and the countries in which the entity holds material assets or reports material revenues.

The Company currently has two reportable segments: Merchant and Consumer. The Company operates mainly within South Africa. The Company's reportable segments offer different products and services and require different resources and marketing strategies but share the Company's assets.

The Merchant segment includes activities related to the provision of goods and services provided to corporate and other juristic entities. The Company earns fees from processing activities performed for its customers and revenue generated from the distribution of prepaid airtime. The Company provides cash management and payment services to merchant customers through a digital vault (valuts) which is located at the customer's premises and through which the Company is able to provide the services which generate processing fee revenue. The Company provides its customers with transaction processing services that involve the collection, transmittal and retrieval of all transaction data. From July 1, 2023, the segment includes fees earned from transactions performed by customers utilizing its ATM infrastructure. This segment also includes sales of hardware and licenses to customers. Hardware includes the sale of POS devices, SIM cards and other consumables which can occur on an ad hoc basis. Licenses include the right to use certain technology developed by the Company.

The Consumer segment includes activities related to the provision of financial services to customers, including a bank account, loans and insurance products. The Company charges monthly administration fees for all bank accounts. Customers that have a bank account managed by the Company are issued cards that can be utilized to withdraw funds at an ATM or to transact at a merchant point of sale device ("POS"). The Company earns processing fees from transactions processed for these customers. The Company also earns fees on transactions performed by other banks' customers utilizing its ATM (until June 30, 2023) or POS. The Company provides short-term loans to customers in South Africa for which it earns initiation and monthly service fees. The Company writes life insurance contracts, primarily funeral-benefit policies, and policy holders pay the Company a monthly insurance premium.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The reconciliation of the reportable segment's revenue to revenue from external customers for the years ended June 30, 2024, 2023 and 2022, respectively, is as follows:

	Revenue			
	Reportable Segment	**Inter-segment**	**Unallocated**	**From external customers**
Merchant	$ 498,314	$ 3,303	$ -	$ 495,011
Consumer	69,211	-	-	69,211
Total for the year ended June 30, 2024	$ 567,525	$ 3,303	$ -	$ 564,222
Merchant	$ 463,701	$ -	$ -	$ 463,701
Consumer	62,801	-	-	62,801
Other	-	-	1,469	1,469
Total for the year ended June 30, 2023	$ 526,502	$ -	$ 1,469	$ 527,971
Merchant	$ 156,689	$ 12	$ -	$ 156,677
Consumer	65,932	-	-	65,932
Total for the year ended June 30, 2022	$ 222,621	$ 12	$ -	$ 222,609

The Company evaluates segment performance based on segment earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for items mentioned in the next sentence ("Segment Adjusted EBITDA"), the Company's reportable segments' measure of profit or loss. The Company does not allocate once-off items, stock-based compensation charges, certain lease expenses ("Lease adjustments"), depreciation and amortization, impairment of goodwill or other intangible assets, other items (including gains or losses on disposal of investments, fair value adjustments to equity securities), interest income, interest expense, income tax expense or (earnings) loss from equity-accounted investments to its reportable segments. Group costs generally include: employee related costs in relation to employees specifically hired for group roles and related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes-Oxley Act of 2002; non-employee directors' fees; legal fees; group and US-listed related audit fees; and directors and officer's insurance premiums. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. Unrealized loss FV for currency adjustments represents foreign currency mark-to-market adjustments on certain intercompany accounts. The Lease adjustments reflect lease expenses and the Stock-based compensation adjustments reflect stock-based compensation expense and are both excluded from the calculation of Segment Adjusted EBITDA and are therefore reported as reconciling items to reconcile the reportable segments' Segment Adjusted EBITDA to the Company's loss before income tax expense.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The reconciliation of the reportable segments' measures of profit or loss to loss before income taxes for the years ended June 30, 2024, 2023 and 2022, respectively, is as follows:

	2024	2023	2022
Reportable segments measure of profit or loss	$ 48,018	$ 36,845	$ (9,028)
Operating loss: Group costs	(7,844)	(9,109)	(8,587)
Once-off costs	(1,853)	(1,922)	(8,088)
Unrealized Loss FV for currency adjustments	83	(222)	-
Lease adjustments	(3,238)	(2,906)	(3,955)
Stock-based compensation charge adjustments	(7,911)	(7,309)	(2,962)
Depreciation and amortization	(23,665)	(23,685)	(7,575)
Impairment loss	-	(7,039)	-
Reversal of allowance for doubtful EMI debt receivable (Note 9)	250	-	-
Loss on disposal of equity-accounted investment (Note 9)	-	(205)	(376)
Gain related to fair value adjustment to currency options	-	-	3,691
Gain on disposal of equity securities	-	-	720
Interest income	2,294	1,853	2,089
Interest expense	(18,932)	(18,567)	(5,829)
Loss before income taxes	$ (12,798)	$ (32,266)	$ (39,900)

The following tables summarize segment information for the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
Reportable segment revenue			
Merchant	$ 498,314	$ 463,701	$ 156,689
Consumer	69,211	62,801	65,932
Total reportable segment revenue	567,525	526,502	222,621
Segment Adjusted EBITDA			
Merchant[1]	33,368	33,531	12,646
Consumer[1][2]	14,650	3,314	(21,674)
Total Segment Adjusted EBITDA	48,018	36,845	(9,028)
Depreciation and amortization			
Merchant	8,543	7,422	2,186
Consumer	734	1,114	1,660
Subtotal: Operating segments	9,277	8,536	3,846
Group costs	14,388	15,149	3,729
Total	23,665	23,685	7,575
Expenditures for long-lived assets			
Merchant	11,348	12,986	2,846
Consumer	1,317	3,170	1,712
Subtotal: Operating segments	12,665	16,156	4,558
Group costs	-	-	-
Total	$ 12,665	$ 16,156	$ 4,558

(1) Segment Adjusted EBITDA for Merchant includes retrenchment costs of $0.3 million (ZAR 4.9 million) and Consumer includes retrenchment costs of $0.2 million (ZAR 3.5 million) for the year ended June 30, 2024; and

(2) Consumer Segment Adjusted EBITDA for the year ended June 30, 2022, includes reorganization costs of $5.9 million (refer also Note 1).

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The segment information as reviewed by the chief operating decision maker does not include a measure of segment assets per segment as all of the significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

Long-lived assets based on their geographic location as of June 30, 2024, 2023 and 2022, are presented in the table below:

	Long-lived assets					
	2024		**2023**		**2022**	
South Africa	$	286,700	$	300,104	$	359,725
India - Investment in MobiKwik (Note 9)		76,297		76,297		76,297
Rest of world		2,548		2,197		2,811
Total	$	365,545	$	378,598	$	438,833

22. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of June 30, 2024 and 2023, the Company had outstanding capital commitments of approximately $0.3 million and $0.1 million, respectively.

Purchase obligations

As of June 30, 2024 and 2023, the Company had purchase obligations totaling $2.5 million and $3.0 million, respectively. The purchase obligations as of June 30, 2024, primarily relate to POS devices, components for safe assets and inventory that will be delivered to the Company and sold to customers in fiscal 2025.

Guarantees

The South African Revenue Service and certain of the Company's customers, suppliers and other business partners have asked the Company to provide them with guarantees, including standby letters of credit, issued by South African banks. The Company is required to procure these guarantees for these third parties to operate its business.

Nedbank has issued guarantees to these third parties amounting to ZAR 2.1 million ($0.1 million, translated at exchange rates applicable as of June 30, 2024) thereby utilizing part of the Company's short-term facilities. The Company pays commission of between 0.47% per annum to 1.84% per annum of the face value of these guarantees and does not recover any of the commission from third parties.

RMB has issued guarantees to these third parties amounting to ZAR 33.1 million ($1.8 million, translated at exchange rates applicable as of June 30, 2024) thereby utilizing part of the Company's short-term facilities.

The Company has not recognized any obligation related to these guarantees in its consolidated balance sheet as of June 30, 2024. The maximum potential amount that the Company could pay under these guarantees is ZAR 35.2 million ($1.9 million, translated at exchange rates applicable as of June 30, 2024). As discussed in Note 12, the Company has ceded and pledged certain bank accounts to Nedbank as security for these guarantees with an aggregate value of ZAR 2.1 million ($0.1 million translated at exchange rates applicable as of June 30, 2024). The guarantees have reduced the amount available under its indirect and derivative facilities in the Company's short-term credit facility described in Note 12.

Contingencies

The Company is subject to a variety of insignificant claims and suits that arise from time to time in the ordinary course of business. Management currently believes that the resolution of these other matters, individually or in the aggregate, will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2024 and 2023 and 2022
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

23.   RELATED PARTY TRANSACTIONS

VCP Agreement

On March 22, 2022, Lesaka and Lesaka SA entered into a Securities Purchase Agreement (the "VCP Agreement") with Value Capital Partners Proprietary Limited ("VCP") , a significant shareholder, whereby VCP will procure that one or more funds under its management (the "Purchasing Funds") will subscribe for, and Lesaka will have the obligation to issue and sell to the Purchasing Funds, ZAR 350.0 million of common stock of Lesaka if (i) an event of default occurs under Facility G or Facility H, (ii) Lesaka SA fails to pay all outstanding amounts in respect of Facility H on the maturity date of such facility, or (iii) the market capitalization of Lesaka on the Nasdaq Capital Market (based on the closing price on such exchange) falls and remains below the U.S. dollar equivalent of ZAR 2.6 billion on more than one day. The VCP Agreement contains customary representations and warranties from Lesaka and VCP and covenants from Lesaka and Lesaka SA. In connection with the VCP Agreement, Lesaka SA agreed to pay VCP a commitment fee in an amount equal to ZAR 5.25 million.

On March 16, 2023, VCP, Lesaka and Lesaka SA, entered into an agreement (the "VCP Amendment Agreement") to amend the maturity date under the agreement with VCP to December 31, 2025, in order to align such date with the maturity date of Facility H. In connection with the VCP Amendment Agreement, Lesaka SA agreed to pay VCP an additional commitment fee in an amount equal to ZAR 8.9 million, which is calculated as 1% per annum of the support provided over the period of the extension, as a result of the amendment to the maturity date.

Additionally, Lesaka, Lesaka SA and VCP entered into a Step-In Rights Letter on March 22, 2022 with RMB, which provides RMB with step in rights to perform the obligations or enforce the rights of Lesaka and Lesaka SA under the VCP Agreement to the extent that Lesaka and Lesaka SA fail to do so and do not remedy such failure within two business days of notice of such failure.

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Lesaka

+27 11 343 2000

4th Floor President Place, Cnr. Jan Smuts Avenue & Bolton Road,

Rosebank, Johannesburg, South Africa, 2196

www.lesakatech.com